UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

HOME DIAGNOSTICS, INC.
(Name of Subject Company)

HOME DIAGNOSTICS, INC.
(Name of Person Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

437080104
(Cusip Number of Class of Securities)

Peter F. Ferola, Esq.
Vice President and General Counsel
Home Diagnostics, Inc.
2400 NW 55th Ct.
Fort Lauderdale, Florida 33309
(954) 677-9201
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Clifford E. Neimeth, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9383 neimethc@gtlaw.com	Edwin T. Markham, Esq. Satterlee Stephens Burke & Burke LLP 230 Park Avenue New York, New York 10169 (212) 818-9200 emarkham@ssbb.com

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Home Diagnostics, Inc., a corporation organized under the laws of the State of Delaware (the “Company”). The principal executive offices of the Company are located at 2400 NW 55th Court, Fort Lauderdale, Florida 33309, and the telephone number for the Company’s principal executive offices is (954) 677-9201.

Securities.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Statement”) relates is the common stock, par value $.01 per share (the “Shares”), of the Company. As of February 2, 2010, there were 16,998,741 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above under the heading “Name and Address” and are incorporated into this Item 2 by reference. The Company’s website is www.homediagnostics.com. The Company’s website and the information on or connected to the Company’s website are not a part of this Statement, are not incorporated herein by reference and should not be considered a part of this Statement.

The Offer and the Merger.

This Statement relates to the cash tender offer by Nippon Product Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nipro Corporation, a company organized under the laws of Japan (“Parent”), described in Parent’s and Purchaser’s Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2010. Pursuant to the tender offer, Purchaser is offering to purchase all the issued and outstanding Shares at a price of $11.50 per Share (such price per Share or, if increased, such higher price per Share, the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes and otherwise upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are incorporated into this Item 2 by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 2, 2010, among the Company, Purchaser and Parent (as it may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and the purchase by Purchaser of Shares validly tendered and not withdrawn, subject to a minimum tender condition of that number of Shares which, together with the Shares already owned by Parent and Purchaser, would represent a majority of the total number of the then-outstanding Shares calculated on a fully diluted basis, and subject to certain other conditions contained in the Merger Agreement. The Merger Agreement further provides that within two business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement (or such time as Parent and the Company may otherwise agree), and upon the terms and subject to the conditions of the Merger Agreement and the Delaware General Corporation Law, as amended (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. In the Merger, all Shares issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares owned by the Company or any direct or indirect subsidiary of the Company and Shares owned by Parent, Purchaser, or any subsidiary of Parent or held in the treasury of the Company, all of which will be cancelled for no consideration, and other than Shares of Common Stock held by stockholders who have properly exercised appraisal rights under the DGCL) will be canceled and converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest thereon and less any required withholding taxes.

Pursuant to the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-up Option”) to purchase at a price per Share equal to the Offer Price that number of Shares (the “Top Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by the Company at the time of the exercise, constitutes one Share more than 90% of the then outstanding Shares (calculated after giving effect to the issuance of the Top Up Option Shares). The Top-up Option may be exercised by Purchaser in whole but not in part during the 10-business day period commencing as of the date of Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer.

A summary of the Merger Agreement is set forth in Section 11 of the Offer to Purchase and is incorporated into this Item 2 by reference. Such summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit (e)(1) hereto and is also incorporated into this Item 2 by reference.

Parent formed Purchaser in connection with the Merger Agreement, Offer and Merger. The Schedule TO states that the location of the principal executive offices of Parent is 3-9-3 Honjo-nishi, Kita-ku, Osaka 531-8510 Japan, and that its telephone number is 81-6-6372-2331. The Schedule TO states that the location of the principal executive offices of Purchaser is 1209 Orange Street, Wilmington, Delaware, and the name of Purchaser’s registered agent at such address is The Corporation Trust Company. Unless the context indicates otherwise, in this Statement “Parent” refers to Purchaser and Parent, collectively.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex B and is incorporated herein by reference contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3 or Item 4 below or the Information Statement attached hereto as Annex B or as incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest with respect to the Offer and the Merger between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

In the case of each plan or agreement described below, consummation of the Offer would constitute a change of control of the Company for purposes of determining the entitlements due to the executive officers and directors of the Company under such plan or agreement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Current Executive Officers, Directors or Affiliates of the Company.

Information Statement

Certain agreements, arrangements or understandings presently in effect between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company’s amended and restated certificate of incorporation (the “Charter”) includes a provision limiting or eliminating the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in the Charter and its amended and restated bylaws (the “Bylaws”) provisions that (i) require the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law as it now exists or may in the future be amended to directors and officers of the Company and (ii) permit the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law as it now exists or may in the future be amended to employees or agents of the Company. In addition, the Company is obligated to advance expenses incurred by its officers and directors in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted.

In addition, the Company maintains insurance on behalf of its directors and officers against liability for actions taken by them in their capacities as directors or officers or arising out of such status.

The Company also has entered into indemnification agreements with each of its directors and executive officers, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated into this Item 3 by reference.

Under the Merger Agreement, from and after the closing date (the “Closing Date”) of the Merger, Parent, subject to the limits imposed by the DGCL, will be required to cause the Surviving Corporation to indemnify, defend and hold harmless the present and former directors and executive officers of the Company and its subsidiaries from and against all losses, claims, damages and expenses (including reasonable attorney’s fees and expenses) arising out of or relating to actions or omissions, or alleged actions or omissions, occurring at or prior to the Effective Time to the same extent and subject to the same terms and conditions (including with respect to the advancement of expenses) provided in the Company’s certificate of incorporation and bylaws as in effect as of the date of the Merger Agreement.

In addition, Parent will, and will cause the Company to, indemnify and hold harmless each of the present and former directors and executive officers of the Company and its subsidiaries, against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigate, arising out of, pertaining to or in connection with the fact that such indemnified person is or was an officer, director, employee, fiduciary or agent of the Company, or of another entity if such services as at the request of or for the benefit of the Company, whether asserted or claimed prior to, at or after the Effective Time, including with respect to all actions taken and omitted to be taken in connection with the approval, recommendation, negotiation, execution and consummation of the Merger Agreement, the Merger, the Offer and all of the transactions contemplated hereby and thereby. In the event of any such proceeding, each such indemnified person will be entitled to advancement of expenses incurred in the defense of the proceeding from Parent, the Company, as applicable, to the maximum extent permitted by applicable law (provided that any persons to whom expenses are advanced will have provided an undertaking to repay such advances if it is finally determined that such person is not entitled to indemnification), and Parent will, and will cause the Company to, provide such advancement of expenses.

The Merger Agreement further provides that for a period of six years after the Closing Date of the Merger, Parent will be required to cause to be maintained in effect the policies of directors and officers liability insurance currently maintained by the Company for the persons presently covered by such policies with respect to claims arising from or relating to actions or omissions, or alleged actions or omissions, occurring on or prior to the Closing Date. Parent may at its discretion substitute for such policies currently maintained by the Company directors and officers liability insurance policies with reputable and financially sound carriers providing for substantially similar coverage so long as such substitution does not result in gaps or lapses in coverage. Notwithstanding these provisions, Parent will not be obligated to make annual premium payments with respect to such policies of insurance to the extent such premiums exceed 250% percent of the annual premiums paid by the Company as of the date of the Merger Agreement. If the annual premium costs necessary to maintain such insurance coverage exceed the foregoing amount, the Merger Agreement provides that Parent will maintain the most advantageous policies of directors and officers liability insurance obtainable for an annual premium equal to the foregoing amount.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Interests of Certain Persons in the Offer and the Merger

In considering the recommendation of the board of directors of the Company (the “Board of Directors” or the “Board”) with respect to the Merger Agreement and the Offer, the Company’s stockholders should be aware that certain officers and directors of the Company have certain interests in the Offer and the Merger that may be different from, or in addition to, the interests of Company stockholders generally. These interests are summarized below. The Board was aware of these interests, considered them and took them into account, along with the other factors described in this Item 3 and in Item 4 below under the heading “Reasons for the Recommendation of the Board of Directors,” in determining whether to approve the Merger Agreement, recommend that the Company’s stockholders tender their Shares in the Offer and, to the extent that a vote by the Company’s stockholders is required to adopt the Merger Agreement under applicable Delaware law, recommend that the Company’s stockholders vote for the adoption of the Merger Agreement. As described below, consummation of the Offer will constitute a “change of control” of the Company for the purpose of determining certain severance payments and other benefits and monetary entitlements due to certain executive officers and directors of the Company.

If the directors and officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same $11.50 net per Share cash consideration on the same terms and conditions as the other stockholders of the Company. As of February 2, 2010, the directors and executive officers of the Company beneficially owned, in the aggregate, 2,682,167 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options or settlement of stock-settled stock appreciation rights (“SARs” and, collectively, “Equity Awards”) granted by the Company and held by such individuals. If the directors and executive officers were to tender all of their Shares (excluding Equity Awards) pursuant to the Offer and those Shares were accepted and purchased by Purchaser, the directors and executive officers would receive an aggregate of $30,844,921 in cash, without interest and less any required withholding taxes. For a description of the treatment of Equity Awards held by the directors and executive officers of the Company, see below under the heading “Effect of the Offer and Merger on Certain Equity Awards.”

The following table sets forth, as of February 2, 2010, the cash consideration that each executive officer and non-employee director would be entitled to receive for his Shares if he were to tender all of his Shares pursuant to the Offer and those Shares were accepted and purchased by Purchaser (excluding Equity Awards).

		Aggregate Offer
	Number of	Price Payable
Name	Shares	for Shares

George H. Holley (Chairman of the Board)	2,056,332	$23,647,818
Donald P. Parson (Vice Chairman of the Board)	523,359	$6,018,629
G. Douglas Lindgren (Director)	27,000	$310,500
Richard A. Upton (Director)	—	$—
Tom Watlington (Director)	—	$—
Joseph H. Capper (President, Chief Executive Officer and Director)	—	$—
Ronald L. Rubin (Senior Vice President and Chief Financial Officer)	4,000	$46,000
Scott I. Verner (Senior Vice President, Sales and Marketing)	1,000	$11,500
George S. Godfrey (Vice President, Operations)	46,650	$536,475
T. Gary Neel (Vice President, Research and Development)	3,000	$34,500
Peter F. Ferola (Vice President, General Counsel and Secretary)	—	$—
Lynne Brown (Vice President, HDI International)	20,826	$239,499

Total	2,682,167	$30,844,921

Closing Bonus Awards to Certain Officers

On February 2, 2010, to compensate the below-named officers of the Company for the additional services provided by such officers in facilitating the due diligence process relating to the Offer and Merger and any alternative transactions thereto and to provide certain incentives to such officers of the Company to continue to facilitate the transactions contemplated by the Merger Agreement, the Board, upon the recommendation of the Compensation Committee of the Board, approved the following one-time cash bonuses to the below-named officers of the Company, which bonuses will be paid by the Company effective and conditioned upon the consummation of the Merger or any Superior Acquisition Proposal (as defined in the Merger Agreement), as the case may be:

Name	Closing Bonus

Joseph H. Capper	$489,000
Ronald L. Rubin	$438,408
Peter F. Ferola	$350,000
Scott I. Verner	$280,100
T. Gary Neel	$250,000
Lynne Brown	$250,000
George S. Godfrey	$100,000

Change of Control Covenants With Certain Officers

Pursuant to a letter agreement dated December 20, 2006, between Ronald L. Rubin and the Company, in the event that (i) Mr. Rubin’s employment is terminated by the Company at any time without “cause” or (ii) during the 12-month period after a “change of control” of the Company, Mr. Rubin’s employment is terminated by the Company or any successor entity without “cause,” or he is reassigned within the first three (3) years following a change of control with the Company or any successor entity to an office 25 miles or more from Mr. Rubin’s current office location, then he will be entitled to receive:

(i) six months salary continuation at his highest base salary during the past 12 months;

(ii) health benefits for him and his family during the salary continuation period; and

(iii) accelerated vesting of all outstanding stock options.

If Mr. Rubin becomes employed full-time with equivalent benefits following termination, all of the above-described income continuation and medical benefits will cease. However, if the new salary is less than his most recent salary at the Company, the Company will pay the difference between salaries through the end of the six-month salary continuation period. Under the letter agreement, “change of control” means (i) any ‘person’ (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the ‘beneficial owner’ (as defined in Rule 13(d) under the Exchange Act), directly or indirectly, of securities representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of the Company, (ii) a merger, consolidation, share exchange, business combination, joint venture or similar transaction, as a result of which the stockholders of the Company prior to such transaction hold less than fifty percent (50%) of the combined voting power of the then outstanding securities after giving effect to such transaction, (iii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company, or (iv) where the Company has filed a Current Report on Form 8-K reporting under current Item 5.01 (or other Item if subsequently renumbered or subsequent Item) that a change of control of the Company has occurred; and “cause” means (1) the indictment of, or the bringing of formal charges against Mr. Rubin by a governmental authority for charges involving fraud, embezzlement, dishonesty, violence or moral turpitude; (2) his commission of any criminal act; (3) willful misconduct, gross negligence, gross malfeasance, gross misfeasance, or gross misconduct by him in the performance of his job; (4) actions by him which cause the Company’s reputation or image to materially suffer; (5) a breach by him of his confidentiality and non-competition agreement; and (6) other events or matters relating to his job performance or conduct that would ordinarily cause an employer to seriously consider the termination of an employee’s employment.

The Company has entered into certain letters of agreement with Messrs. Verner, Godfrey, Neel and Ferola and Ms. Brown. The terms and provisions of such agreements are substantially the same as Mr. Rubin’s agreement (as described above).

The foregoing description of the Company’s letter agreements with the executive officers named above is qualified in its entirety by reference to the full text of the letter agreements, which are attached as Exhibits (e)(3), (e)(4), (e)(5) and (e)(6) hereto and are incorporated herein by reference.

The Company intends to enter into letter agreements (each, a “Retention Agreement”) with each of Messrs. Rubin, Verner, Godfrey, Neel and Ferola and Ms. Brown (the “Executives”) amending the terms of the above described agreements between the Company the Executives. The Retention Agreements will become effective immediately prior to the acceptance for payment by Purchaser of Shares pursuant to the Offer and will terminate upon termination of the Merger Agreement. Each Retention Agreement provides, among other things, that (i) the Executive will be entitled to receive a payment from the Company of $25,000 in cash within five (5) business days after the first anniversary of the Effective Date if the Executive continues to serve as an active full-time employee of the Company until such first anniversary date, and (ii) if the Company at any time terminates the Executive’s employment without cause, then in lieu of the six months of salary continuation provided in his income protection agreement, he will be entitled to a lump sum cash payment equal to six months’ salary as well as continuation of health benefits for six months following such termination.

On February 23, 2009, the Company entered into an Employment Agreement (the “Capper Employment Agreement”) with Mr. Capper, which was subsequently amended as described below. The Capper Employment Agreement provides that if the Company terminates Mr. Capper’s employment without “cause” or Mr. Capper resigns from his position for “good reason” following a “change of control,” then:

(i) the Company must pay the base salary due to Mr. Capper under his employment agreement through the date of termination;

(ii) the Company must pay Mr. Capper an amount equal to twelve (12) months’ base salary at the rate in effect at the time notice of termination is given; and

(iii) the Company must pay Mr. Capper an amount equal to the total bonus he would have received for the fiscal year of such termination, prorated for the period beginning on the first day of such fiscal year through the date of termination.

Under the Capper Employment Agreement, (i) “change of control” means the occurrence of any of the following events: (a) the consummation of a recapitalization, reorganization, merger, consolidation or similar form of transaction involving the Company, as a result of which the stockholders of the Company immediately prior to the consummation of such transaction cease to own at least 50% of the aggregate voting power of the entity surviving such transaction; (b) the sale or other disposition of all or substantially all of the Company’s assets; or (c) any person or entity becomes a “beneficial owner” (as defined in Rule 13d-3 the Exchange Act) of 50% or more of the aggregate voting power of the Company; (ii) “good reason” means (A) the assignment to Mr. Capper of any duties inconsistent in any material respect with his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or any other action by the Company that results in a diminution in such position, authority, duties or responsibilities, or as a result of which Mr. Capper no longer has a position substantially equivalent to his position as of his hire date, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof from Mr. Capper; (B) a reduction by the Company in Mr. Capper’s base salary as in effect on his hiring date or as the same may be altered from time to time according to the terms of his employment agreement; or (C) the material breach by the Company of any provision of his employment agreement, which breach has not been cured within thirty (30) days following the Company’s receipt of written notice of such breach from Mr. Capper; and (iii) “cause” means (A) gross negligence or willful misconduct by Mr. Capper in connection with his employment duties; (B) failure, neglect or refusal by Mr. Capper to perform satisfactorily in any material respects the duties contemplated under his employment agreement, which failure is not remedied within twenty (20) days after a written notice of such failure is delivered to Mr. Capper by the Company; (C) any act of fraud or dishonesty; (D) any willful act by Mr. Capper that adversely affects the Company, its financial condition or its business reputation; (E) misappropriation by Mr. Capper of the assets or business opportunities of the Company or its affiliates ; (F) Mr. Capper’s indictment for, conviction of, admission to, being placed on probation or having adjudication withheld for, or entry of pleas of no contest to any felony or any crime involving moral turpitude; (G) public or consistent drunkenness by Mr. Capper or his illegal use of narcotics, which is or could reasonably be expected to become, materially injurious to the reputation or business of the Company or its affiliates, or which impairs or could reasonably be expected to impair the performance of his duties; (H) violation by Mr. Capper of any federal or state statute or local law or regulation, unless the violation is based solely upon Mr. Capper’s good faith performance of his duties on behalf of Company, which performance is accomplished with the input, knowledge and/or approval of Company’s senior management team; and (I) Mr. Capper’s breach of any material provision of his employment agreement.

The foregoing description of the Capper Employment Agreement is qualified in its entirety by reference to the full text thereof, which is attached as Exhibit (e)(7) hereto and is incorporated herein by reference.

On February 2, 2010, the Company entered into a letter agreement (the “Capper Letter Agreement”) with Mr. Capper, amending the terms of the Capper Employment Agreement. The amendments to the Capper Employment Agreement set forth in the Capper Letter Agreement will become effective immediately prior to the acceptance for payment by Purchaser of Shares pursuant to the Offer (such date hereinafter referred to as the “Effective Date”) and the Capper Letter Agreement will terminate upon termination of the Merger Agreement. The Capper Letter Agreement provides, among other things, that (i) Mr. Capper’s employment will terminate one (1) year from the Effective Date, (ii) during his term of employment he will receive an annual base salary of $500,000, (iii) within five (5) business days after the Effective Date, Mr. Capper will receive a payment from the Company of $250,000 in cash, (iv) within five (5) business days after the first anniversary of the Effective Date, if Mr. Capper continues to serve as an active full-time employee of the Company until such first anniversary date or if his employment is terminated prior to such first anniversary date either by the Company without “cause” or by Mr. Capper for “good reason”, Mr. Capper will receive another $250,000 cash payment from the Company, and (v) Mr. Capper will not be entitled to any bonus compensation or severance upon termination of employment other than as described above or any equity compensation awards by the Company or Parent.

A copy of the Capper Letter Agreement is attached as Exhibit (e)(16) to this Schedule 14D-9 and is incorporated herein by reference. The foregoing description of the Capper Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Capper Letter Agreement.

Consummation of the Offer would constitute a “change of control” under the Company’s agreements with Messrs. Capper, Rubin, Vernon, Godfrey, Neel and Ferola and Ms. Brown described above. The amounts set forth in the table below are estimates of the amounts payable to each of Messrs. Capper, Rubin, Verner, Godfrey, Neel and Ferola and Ms. Brown if their employment with the Company is terminated, other than for cause, following consummation of the Offer.

Potential Payments Upon Termination Following a Change in Control

		Benefit	Closing
	Severance	Continuation	Bonus	Other(1)	Total
Name	($)	($)	($)	($)	($)

Joseph H. Capper	250,000	—	489,000	267,038	1,006,038
Ronald L. Rubin	160,476	8,003	438,408	36,821	643,708
Scott I. Verner	129,413	8,003	280,100	37,331	454,847
George S. Godfrey	116,100	8,003	100,000	59,347	283,450
T. Gary Neel	116,100	8,003	250,000	19,204	393,307
Peter F. Ferola	100,000	8,003	350,000	3,677	461,680
Lynne Brown	100,000	2,832	250,000	5,984	358,816

(1)	Includes accrued vacation and deferred compensation distributions. For Mr. Capper, includes $250,000 payment due within 5 days of closing pursuant to the Capper Letter Agreement.

Effect of the Offer and Merger on Certain Equity Awards

Pursuant to the Merger Agreement, The Company will take all necessary actions (including obtaining any necessary consents of current and former directors, officers and employees of the Company and its subsidiaries) to cause each outstanding stock option to acquire Shares (each, a “Stock Option”) and each outstanding stock appreciation right the value of which is determined based on the market price of Shares (each, a “Stock Appreciation Right”) granted under any current or former stock option, stock appreciation right or other equity compensation plan, program, agreement or arrangement of the Company or any of its subsidiaries (collectively, the “Equity Award Plans”), whether or not vested and exercisable as of the Effective Time, to be cancelled as of the Effective Time in exchange for the right to receive an amount in cash equal to (i) the Offer Price minus (ii) the exercise price of such Stock Option or the grant or base price of such Stock Appreciation Right, as applicable, multiplied by the number of Shares subject to such Stock Option or Stock Appreciation Right immediately prior to the Effective Time.

The following table sets forth, as of February 2, 2010, the cash consideration that each executive officer and non- employee director would be entitled to receive (before deduction for withholding taxes) for his outstanding Equity Awards at the Effective Time pursuant to the Merger Agreement if the Merger is consummated.

	Number of	Weighted
	Shares	Average	Payment in
	Subject to	Exercise	Respect of
	Stock	Price per	Stock
	Options/SARs	Share	Options/SAR
Name	(#)	($)	($)

George H. Holley (Chairman of the Board)	558,400	4.35	3,998,178
Donald P. Parson (Vice Chairman of the Board)	464,800	4.05	3,466,296
G. Douglas Lindgren (Director)	67,000	8.41	211,590
Richard A. Upton (Director)	67,000	8.41	211,590
Tom Watlington (Director)	58,500	7.88	211,590
Joseph H. Capper (President, Chief Executive Officer and Director)	400,000	6.61	1,956,000
Ronald L. Rubin (Senior Vice President and Chief Financial Officer)	185,520	8.97	478,785
Scott I. Verner (Senior Vice President, Sales and Marketing)	125,000	8.85	331,150
George S. Godfrey (Vice President, Operations)	123,610	6.85	579,508
T. Gary Neel (Vice President, Research and Development)	103,820	7.86	383,310
Peter F. Ferola (Vice President, General Counsel and Secretary)	5,000	5.73	28,850
Lynne Brown (Vice President, HDI International)	58,415	5.56	348,066

Aggregate for all Executive Officers and Directors	2,217,065	6.01	12,204,913

The Stockholder Agreements

Each of the directors of the Company (owning, in the aggregate, 2,606,691 outstanding Shares and representing on the date hereof approximately 15.3% of the issued and outstanding Shares) has entered into a Stockholder Agreement with Parent and Purchaser dated February 2, 2010. Under the Stockholder Agreements, which are substantially identical other than with respect to names and Share amounts, each director (a “Signing Stockholder”), among other things, has agreed:

•	as soon as practicable but in no event later than five business days after the commencement of the Offer, to duly tender or cause to be tendered to Purchaser all Shares beneficially owned by the Signing Stockholder, together with any Shares acquired by the Signing Stockholder after the date of the Stockholder Agreement, whether upon the exercise of stock options or stock appreciation rights, the conversion or exchange of any Shares, or by means of any purchase, dividend, distribution or otherwise (collectively, the “Subject Shares”);

•	not to withdraw or cause to be withdrawn any of the Subject Shares prior to the expiration of the Offer, as the Offer may be extended from time to time in accordance with the Merger Agreement;

•	to vote or cause to be voted the Subject Shares (i) “for” the adoption of the Merger Agreement and (ii) against (A) any action or omission that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Merger Agreement or of the Signing Stockholder under the Stockholder Agreement, (B) any competing acquisition proposal, whether or not constituting a superior acquisition proposal, (C) any amendment to the Company’s certificate of incorporation or bylaws, including any amendment that would authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including voting rights, of any class of the Company’s capital stock, (D) any material change in the present capitalization or dividend policy of the Company, (E) any material change in the board of directors or senior management of the Company or any of its subsidiaries,

(F) any material change in the Company’s corporate structure or business activities or (G) any other plan, transaction, proposal, agreement or arrangement that could reasonably be expected to impede, interfere with, discourage, prevent, delay, nullify or postpone the Merger or any of the other transactions contemplated by the Merger Agreement;

•	to be present (in person or by proxy) or to cause the holder or holders of record of all of the Subject Shares on the applicable record date (each, a “Record Holder”) to be present (in person or by proxy) at the stockholders meeting and all other meetings of the stockholders of the Company called to vote on any matter contemplated by the Stockholder Agreement so that all of the Subject Shares will be counted for the purpose of determining the presence of a quorum at such meetings, and to vote or cause each Record Holder to vote all of the Subject Shares in the manner required by the Stockholder Agreement;

•	to certain restrictions on the transfer of the Signing Stockholder’s Shares and on the Signing Stockholder’s ability to enter into any other arrangements inconsistent with the Stockholder Agreement; and

•	not to exercise any appraisal rights in respect of such Shares which may arise in connection with the Merger.

The Stockholder Agreements will terminate upon the earliest to occur of (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with the terms thereof and (iii) the delivery of written notice of termination of the Stockholder Agreements by Parent and Purchaser to the Signing Stockholders in accordance with the terms of the Stockholder Agreements.

Each of the Signing Stockholders of the Company entered into the Stockholder Agreement with respect to Shares beneficially owned by him in his capacity solely as a stockholder and not as a director. The Stockholder Agreements do not restrict their actions in their capacity as directors or in discharging their duties to the Company and its stockholders as directors.

The summary of the Stockholder Agreements contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Stockholder Agreements, which are filed as Exhibits (e)(9), (e)(11), (e)(12), (e)(13), (e)(14) and (e)(15) hereto.

Arrangements with Parent, Purchaser or their Respective Executive Officers,Directors or Affiliates.

Initial Confidentiality Agreement

On June 30, 2009, the Company and Nipro Medical Corporation entered into the Confidentiality Agreement dated June 27, 2009 (the “Initial Confidentiality Agreement”), in connection with a possible joint business relationship, commercial relationship or other strategic transaction, under which each of the parties agreed to maintain the confidentiality of certain information relating to the other party. This description of the Initial Confidentiality Agreement is qualified in its entirety by reference to the full text of the Initial Confidentiality Agreement, which is attached as Exhibit (e)(8) hereto and is incorporated into this Item 3 by reference.

Confidentiality and Standstill Agreement

On August 19, 2009, the Company, Nipro Medical Corporation and Parent entered into the Confidentiality Agreement dated August 18, 2009 (the “Confidentiality Agreement”) in connection with ongoing discussions regarding a possible transaction or transactions between the parties, under which each of the parties agreed to maintain the confidentiality of business, financial and other information made available by the other parties. The Confidentiality Agreement also included restrictions on the ability of Parent and its affiliates to propose or effect certain potential change in control transactions involving the Company without the prior approval of the Company’s Board for a period of 18 months after the date of the agreement. This description of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is attached as Exhibit (e)(9) hereto and is incorporated into this Item 3 by reference.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Offer to Purchase are incorporated into this Item 3 by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated into this Item 3 by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Merger Agreement and any summary of its terms set forth in, or incorporated by reference into, this Statement are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or in which a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue, due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable to stockholders of the Company.

Employment Arrangements Following the Merger

Parent has informed the Company that it currently intends to retain all of the other members of the Company’s current management who wish to remain with the Surviving Corporation following the Effective Time. As part of these retention efforts, Parent may enter into employment or consultancy compensation, severance or other employee or consultant benefit arrangements with the Company’s executive officers and certain other key employees; however, there can be no assurance that any other party will reach and/or execute a definitive agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any such arrangements are currently expected to be entered into at or prior to the Effective Time and would not become effective until the Effective Time.

Representation on the Board

The Merger Agreement provides that, promptly upon the payment by Purchaser for any Shares accepted for payment pursuant to the Offer, Parent will be entitled to designate such number of directors on the Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this provision) multiplied by (b) the percentage that (i) such number of Shares beneficially owned by Parent, Purchaser or any other subsidiary of Parent bears to (ii) the total number of Shares then outstanding and the Company shall, at such time, cause Purchaser’s designees to be so appointed or elected. The Company has agreed, subject to applicable law, to take all action necessary to effect any such election or appointment, including, at the option of Purchaser, either increasing the size of the Board or seeking the resignations of its current directors.

The Merger Agreement provides further that in the event Parent’s designees are elected or appointed to the Board, until the Effective Time the Board will have at least three directors who were directors on the date of the Merger Agreement and who will be independent for purposes of Rule 10A-3 under the Exchange Act (the “Continuing Directors”). Following the election or appointment of Purchaser’s designees to the Board and until the Effective Time, each of the following actions may be effected only if such action is approved by a majority of the Continuing Directors: (w) any change in the Board’s recommendation with respect to the Offer and the Merger Agreement, (x) amendment or termination of the Merger Agreement, (y) exercise or waiver of any of the Company’s rights under the Merger Agreement, or (z) any action seeking to enforce any obligation of Parent or Purchaser under the Merger Agreement.

Post-Closing Employee Benefit Arrangements

Pursuant to the Merger Agreement, for a period from the Effective Time through December 31, 2010, Parent will provide or cause the Surviving Corporation to provide to employees of the Company and the Company’s subsidiaries who remain in the employment of the Surviving Corporation and its subsidiaries (the “Continuing

Employees”): (i) salary and incentive opportunities that are substantially comparable in the aggregate (excluding the value attributable to any equity or equity-based compensation) to those provided to such employees by the Company or its subsidiaries during the 12-month period prior to the Effective Time and (ii) employee benefits that are substantially comparable in the aggregate to those provided to such employees by the Company and its subsidiaries during the 12-month period ending immediately prior to the Effective Time; provided, however, that neither Parent nor any of its subsidiaries shall have any obligation to provide equity or equity-based compensation to such employees.

To the extent that any employee benefit plan of Parent or its subsidiaries is made available to any Continuing Employee, on or following the Effective Time, Parent will cause credit for all service with the Company and its subsidiaries prior to the Effective Time to be granted to such Continuing Employee (as well as service with any predecessor employer of the Company or any such subsidiary), to the extent such service was recognized by the Company or such subsidiary for similar or analogous purposes prior to the Effective Time (such service, “Pre-Closing Service”) for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals; provided, however, that such Pre-Closing Service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

With respect to any welfare plan maintained by Parent or any of its subsidiaries in which any Continuing Employee commences to participate after the Effective Time, Parent will, and will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company and its subsidiaries prior to such commencement of participation and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid in the plan year of such commencement of participation in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board of Directors.

After careful and deliberate consideration by the Board of Directors, including a thorough review of the terms and conditions of the Offer and the Merger with its outside legal counsel, financial advisors and the Company’s senior management, at its meeting held on February 2, 2010, the Board of Directors unanimously:

(i) determined that (A) the Merger Agreement and the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement are advisable and (B) the Merger Agreement and the transactions contemplated thereby, including without limitation, the Offer, the Top-Up Option and the Merger, taken together, are fair to and in the best interests of the Company and its stockholders;

(ii) approved the Merger Agreement and the “agreement of merger” contained therein in accordance with the DGCL;

(iii) directed that the “agreement of merger” contained in the Merger Agreement be submitted to the stockholders of the Company for their consideration and adoption, unless the Merger contemplated thereby is consummated in accordance with Section 253 of the DGCL;

(iv) authorized the grant of the Top-Up Option and the issuance of the Top-Up Option Shares upon the exercise thereof to the extent contemplated by the Merger Agreement;

(v) elected, to the extent permitted by applicable law, to make inapplicable to the execution, delivery, performance and consummation of the Merger Agreement and the transactions contemplated thereby, including without limitation the Offer, the Top-Up Option and the Merger, the provisions of Section 203 of the DGCL; and

(vi) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required under applicable Delaware law to consummate the Merger, adopt and approve the Merger Agreement and the Merger.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COMPANY STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES OF COMPANY COMMON STOCK IN THE OFFER, AND, IF REQUIRED UNDER APPLICABLE DELAWARE LAW TO CONSUMMATE THE MERGER, VOTE ALL OF THEIR SHARES OF COMPANY COMMON STOCK “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

A copy of the letter to the Company’s stockholders communicating the Board’s recommendation dated February 11, 2010, and a joint press release dated February 3, 2010, issued by the Company and Parent, announcing the Offer and Merger, are attached hereto as Exhibits (a)(3) and (a)(4), respectively, and are incorporated into this Item 4 by reference.

Background of the Offer and the Merger.

As part of the Company’s business strategy, from time to time the Company’s management and Board have considered and assessed various strategic alternatives potentially available to the Company. These alternatives have included, among other things, a variety of strategies to grow and expand the Company’s business and operations through collaborative arrangements and agreements with third parties for the marketing and sale of its products and the development of its pipeline, as well as acquisitions, joint ventures and business combinations. The Board meets regularly with members of management and the Company’s outside advisors in order to conduct strategic planning and review sessions and keep the directors fully informed of any ongoing discussions with third parties, and to enable the Board to give management direction and authorization with respect to these discussions and other potential business strategies.

In April 2009, a representative of Nipro Diabetes System, a wholly owned subsidiary of Parent (“NDS”) contacted Joseph H. Capper, President and Chief Executive Officer of the Company, with respect to a potential strategic alliance between the Company and NDS.

During the week of April 20, 2009, in connection with their discussion regarding such an alliance, the Company and NDS entered into the Confidential Disclosure Agreement dated April 20, 2009, pursuant to which the Company agreed to protect the secrecy of confidential and proprietary information disclosed to the Company by NDS.

On May 6, 2009, Peter F. Ferola, General Counsel of the Company, sent Bryan McGurn of NDS an e-mail attaching the Company’s preliminary due diligence request list in connection with an upcoming meeting scheduled for May 8, 2009 between the Company and NDS, at which time the terms of the proposed strategic alliance or other co-venture were to be discussed.

On May 8, 2009, Mr. Capper, Scott Verner, Senior Vice President, Sales and Marketing of the Company, and Mr. Ferola, met with representatives of NDS at NDS’s offices to discuss the potential strategic alliance with NDS.

On May 25, 2009, Mr. Ferola sent Mr. McGurn, General Manager, of NDS an e-mail requesting NDS’s most recent financial statements and certain other financial information discussed at the May 8, 2009 meeting.

On May 26, 2009, Mr. McGurn sent Mr. Ferola the financial information requested by Mr. Ferola, including NDS’s budget and certain NDS financial projections.

During the week of June 6, 2009, Luis Candelario, the President of Nipro Medical Corporation, a wholly owned subsidiary of Parent (“Nipro Medical”), contacted Mr. Verner to discuss setting up a meeting between Nipro Medical and the Company to discuss a possible arrangement between Nipro Medical and the Company with respect to the cross-marketing of each party’s products by the other, as well as to continue discussions regarding the proposed strategic alliance between the Company and NDS.

Mr. Candelario and Kazuo Wakatsuki, Managing Director of Parent, agreed to meet on June 12, 2009, with representatives of the Company at the Company’s offices in Fort Lauderdale, Florida, to further discuss the potential strategic alliance with NDS and the cross-marketing arrangement with Nipro Medical. At the meeting, Messrs. Candelario and Wakatsuki also indicated Parent’s potential interest in acquiring the Company.

During the week of June 12, 2009, Mr. Capper contacted George Holley, Chairman of the Board of the Company, and discussed with Mr. Holley Parent’s unsolicited expression of interest in acquiring the Company.

In connection with the ongoing discussions between Nipro Medical and the Company concerning the potential cross-marketing arrangement between the companies, on June 30, 2009, the Company and Nipro Medical entered into a confidentiality agreement (the “Initial Confidentiality Agreement,”) pursuant to which each of the Company and Nipro Medical agreed to keep confidential certain information disclosed to it about the other party. The Company did not deliver any confidential information with respect to the Company or its business to Nipro Medical or Parent at this time.

The Company was not for sale and, therefore, not interested in pursuing any discussions regarding a sale of control or other business combination transaction with Parent or any other party and, therefore, did not respond to Parent’s expression of interest. Mr. Capper did express to Mr. Candelario the Company’s continuing interest in discussing the potential cross-marketing arrangement with Nipro Medical and strategic alliance with NDS.

On July 6, 2009, Mr. Candelario and Goichi Miyzumi, the Controller of Nipro Medical, met with Mr. Capper and Mr. Verner to further discuss the cross-marketing arrangement between Nipro Medical and the Company. At this meeting, Messrs. Candelario and Miyzumi again mentioned Parent’s potential interest in acquiring the Company. Mr. Capper again informed Messrs. Candelario and Miyzumi that the Company was presently not for sale, but did state that, consistent with the Board’s and management’s fiduciary duties to the Company’s stockholders, the Company does review firm offers and bona fide proposals it receives from third parties, from time to time, to the extent they propose maximum value and otherwise are in the best interest of the Company and its stockholders. No further discussions regarding a potential acquisition of the Company took place at this meeting.

On July 29, 2009, Mr. Capper received a draft letter of intent from Mr. Candelario with respect to the proposed acquisition of the Company by Parent. The letter of intent required the Company’s countersignature but did not set forth any proposed purchase price. The letter contemplated that the parties would proceed to negotiate a definitive acquisition agreement to containing comprehensive representations and warranties, covenants and indemnities by the Company and closing conditions, including the receipt of all requisite regulatory approvals, satisfactory completion of Parent’s due diligence and execution of employment agreements and restrictive covenants by certain employees of the Company. Under the letter agreement, the Company would (i) grant Parent a 180-day exclusivity period and full access to all records and data of the Company, (ii) agree to operate business in the ordinary course until the closing, (iii) agree not to publicly disclose discussions with Parent, (iv) pay for its own expenses in connection with the proposed transaction and (v) pay a break-up fee of $750,000 to Parent if the Company were to break its exclusivity covenant or terminate negotiations with Parent and within nine months of such breach or termination the Company signed a letter of intent or entered into an agreement relating to a sale of a material portion of the Company and such sale were consummated.

After consulting with Mr. Holley and certain other members of the Board, on July 30, 2009, Mr. Capper and Mr. Ferola informed Mr. Candelario that the Company believed that the letter of intent provided by Parent was inappropriate for a public company seller, and, even if substantially modified to be in an appropriate form for the Company to consider, any review by the Board or management was premature. Mr. Candelario explained to Mr. Capper that it was customary practice in Japan for a buyer to complete its due diligence investigation of a potential acquisition target before proposing a purchase price and, therefore, at the present time, Parent had not authorized him to propose any purchase price for the acquisition of the Company. In response, Mr. Capper reiterated that the Board and management only review firm offers and bona fide proposals and in the absence thereof would not be willing for the Company to engage in any discussion process and commit Company resources to assist Parent with respect to any due diligence investigation of the Company. Mr. Capper further suggested that Parent should review the public filings of the Company and, based upon this review, propose a bona fide purchase price or price range, at which point, depending on the price range and other proposed terms, the Board might consider Parent’s proposal.

On August 4, 2009, the Board held a meeting at which Mr. Capper discussed the Company’s receipt on July 29, 2009, of Parent’s expression of interest regarding a possible acquisition of the Company. The Board noted that, while the Company was not for sale at this time and there was no intended change in management’s current business plans and operating strategy, the Company’s prior dealings with representatives of Parent, Nipro Medical and NPS regarding the potential cross-marketing and strategic alliance arrangements suggested that Parent was a serious and trustworthy organization and that, if and when Parent proposed a purchase price that reflected an appropriate price per Share or range of values for the Company to explore a transaction process with Parent, the Board at such time would authorize management to engage in discussions regarding a possible acquisition transaction.

The Board also determined that it would not be interested in reviewing and would not authorize management to commence any transaction discussions with Parent or any other party with respect to a proposed purchase, and it would not be willing to commit Company resources and initiate a transaction process for any acquisition or business combination transaction unless a substantial premium relative to the Company’s current Share price was offered by Parent or any other party.

At the August 4, 2009, Board meeting, the Board specifically instructed Mr. Capper to continue to engage in preliminary discussions regarding a possible acquisition, and that, if Mr. Capper’s discussions otherwise were positive and Parent appeared credible in its desire and ability to execute and consummate a transaction, very limited due diligence access should be granted to Parent. In that regard, the Board recommended updating the existing Initial Confidentiality Agreement between the Company and Nipro Medical to include Parent in light of the fact that the discussions between the Company and Nipro Medical concerning a potential strategic alliance between the two companies had now developed into discussions concerning a potential acquisition of the Company by Parent.

Following the August 4, 2009, Board meeting, Mr. Capper informed Mr. Candelario that the Board had considered Parent’s expression of interest in acquiring the Company. Mr. Capper told Mr. Candelario that the Company was not for sale and that no proposal by Parent to acquire the Company would be considered unless the proposal included a proposed purchase price that management and the Board believed was reflective of the value of the Company. Mr. Capper again reiterated that the Board and management only consider firm offers and bona fide proposals and, in the absence thereof, would not be willing for the Company to engage in any discussion process and commit Company resources to assist Parent with respect to any due diligence investigation of the Company.

On August 17, 2009, Mr. Candelario sent to Mr. Capper an e-mail wherein Mr. Candelario expressed Parent’s interest in acquiring all of the Company’s outstanding Shares in a cash acquisition in which the Company’s stockholders would receive a fully diluted equity value of between $184 million to $240 million (which included a cash exchange of all in-the-money options and stock appreciation rights to purchase Shares and assumed that the Company would pay all transaction-related expenses before calculating proceeds to stockholders). The expression of interest from Parent assumed that the Company’s balance sheet at closing would include approximately $24 million in cash from operations, an additional approximately $19 million in option and warrant cash exercise proceeds and that the Company’s Shares outstanding would include all Shares associated with in-the-money options and stock appreciation rights. The Company estimated that this range of equity value equated to a $9.24 to $11.79 per Share range of value (before deducting transaction-related expenses, which the Company could not estimate). Mr. Candelario stated that if the indicative price range suggested in the e-mail was satisfactory to the Board, in order to permit Parent to begin its due diligence process, Parent would deliver a written, signed proposal letter to the Company. The e-mail further stated Parent’s interest in acquiring all of the outstanding Shares of the Company through either a single-step merger transaction or a two-step transaction consisting of a cash tender offer followed by a cash-out merger. The e-mail included a recitation of proposed closing conditions, a covenant to provide due diligence access, a request for a 180-day exclusivity period, and certain breakup fee and topping fee arrangements whereby the Company would be required to pay Parent certain fees and expenses if a definitive agreement were not entered into or if Parent determined that the Company violated its 180-day exclusivity covenant.

On August 18, 2009, Mr. Candelario sent an e-mail to Mr. Ferola inquiring whether the Company was prepared to sign a letter of intent or similar writing in accordance with the matters expressed in Mr. Candelario’s e-mail so that Parent would be comfortable proceeding with its due diligence process. At this time, Mr. Capper reiterated to Mr. Candelario that he believed the letter of intent provided by Parent was inappropriate for a public company seller, contained terms that the Company regarded as highly unusual and would not be acceptable to any public company seller, including the Company, and, even if substantially modified, any review by the Board or management was premature.

On August 19, 2009, Mr. Candelario was notified that, based on management’s discussions with the Board, the Company would not sign any writing for Parent along the lines proposed in Mr. Candelario’s e-mail, that, as previously communicated, the concept of a letter of intent was not acceptable to the Company, that no exclusivity period would be granted to Parent, that if Parent wanted to proceed it would have to do so entirely at its own expense and that there would be no reimbursement of Parent’s expenses or any other payments made if a meeting of the minds on definitive deal terms were not reached or if a definitive agreement were not entered into for any reason. In an e-mail on such date, Mr. Ferola did state that the Company was prepared to move forward with the production of certain limited due diligence items upon receipt of a signed, updated Confidentiality Agreement.

On August 27, 2009, Mr. Candelario provided Mr. Ferola with a preliminary list of business and financial information requested to be reviewed by Parent in connection with its evaluation of the Company and its business.

On August 28, 2009, the Board held a meeting to discuss the Company’s preliminary discussions with Parent regarding a possible acquisition of the Company. The Board directed management to retain a recognized and reputable financial advisor to assist in evaluating any firm bona fide offer which may be received from Parent and, to the extent that any other expression of interest, proposal or offer was received by any other party, from such other party. Mr. Ferola presented an overview of the proposed timeline for a potential acquisition of the Company by Parent, as well as an overview of the proposed due diligence process, inclusive of the establishment of a virtual data room. The Board then discussed the potential acquisition of the Company by Parent at the indicated price range, including consideration of the retention of Raymond James & Associates, Inc., a nationally recognized investment banking and financial advisory firm (“Raymond James”), to serve as financial advisor to the Company, the establishment of a virtual data room and the proposed timeline and due diligence process.

In selecting Raymond James, the Board considered Raymond James’ experience and expertise with respect to the health care industry, as well as the prior relationship between Raymond James and Mr. Capper. The Board also discussed and considered engaging two other investment banking firms based on their prior relationships with the Company. Raymond James was then engaged to assist the Company with a potential purchase of another company and was active in discussions with management. The Board also discussed the terms of the draft engagement agreement between the Company and Raymond James previously distributed to the Board. After the Board’s discussion, the retention of Raymond James as financial advisor to the Company and the form of engagement agreement with Raymond James were approved.

The Board discussed Parent’s initial expression of interest received on July 29, 2009, which did not include a proposed purchase price per Share or an aggregate consideration range, and its revised expression of interest received on August 17, 2009, which included the proposed $184 million to $240 million aggregate consideration range (estimated by the Company to represent $9.24 to $11.79 per Share based on a cash exercise of all in-the-money options and stock appreciation rights and before deducting transaction-related expenses). After discussion, the Board directed Mr. Capper to continue the evaluation process with Parent but to communicate that no determination had been made by the Board that the Company was for sale and that a more refined and increased price range with traditional option exercise and no transaction-related expense conditions would be required to even consider committing further Company resources to a potential sale of the Company process.

During the week of August 31, 2009, representatives of Parent and Nipro Medical advised the Company that Parent had that week engaged the law firm of Baker & McKenzie LLP (“Baker & McKenzie”) to represent Parent in connection with a potential sale transaction involving the Company. Also during the week of August 31, 2009, representatives of Parent, Nipro Medical and Baker & McKenzie contacted the Company to discuss Parent’s preliminary information request.

On September 4, 2009, the Board held a meeting at which it requested Satterlee Stephens Burke & Burke LLP, counsel to the Company (“Satterlee Stephens”), to discuss the fiduciary duties of the Board with respect to a hypothetical sale of control involving the Company, and representatives of Raymond James discussed with the Board a preliminary overview of current market conditions for debt and equity issuances, merger and acquisition transactions and the trading performance for various publicly traded companies to provide the Board with information regarding current market conditions for potential business combinations. A discussion was held regarding the diligence review to be conducted the following week at the Company’s offices by representatives of Parent. Mr. Ferola advised that counsel for Parent indicated his belief that such on-site diligence would be at a high level to view the Company’s manufacturing operations and certain financial information. The Board approved the proposed due diligence process. No due diligence materials had been provided to Parent, Nipro Medical or any of their representatives prior to this time.

On September 8, 2009, representatives of Parent and Nipro Medical attended a senior management presentation at the offices of the Company in Fort Lauderdale, Florida. Prior to the presentation, the Company, Parent and Nipro Medical exchanged signed signature pages to the Confidentiality Agreement. Following the management presentation, representatives of Parent and Nipro Medical were provided certain internal management forecasts regarding net sales, earnings before income taxes (EBIT), and earnings before income taxes, depreciation and amortization (EBITDA) for 2009 through 2013, and toured the Company’s headquarters facility. These were the first non-public due diligence materials provided to Parent or any of its representatives by the Company. Additional meetings between representatives of the Company and Parent and Nipro Medical took place at the Company’s headquarters from September 9, 2009, through September 12, 2009, in connection with the review of information provided by the Company to Purchaser and Nipro Medical.

On September 11, 2009, Mr. Ferola forwarded to the Board an overview of Parent, including operations, stock price performance, acquisition history and financial summary prepared by Raymond James.

On September 25, 2009, the Board held a meeting at which Mr. Capper reported on his discussions with representatives of Parent since the last Board meeting. Mr. Ferola reported to the Board with respect to the due diligence conducted by Parent during the period of September 8, 2009, through September 11, 2009, described above.

In early October, Company A contacted George Holley regarding a potential strategic alliance between Company A and the Company. Company A and the Company had been in contact on several occasions with respect to a potential strategic alliance over the prior two years, although such discussions had never progressed past a preliminary stage. Mr. Holley instructed Company A to contact Mr. Capper.

On October 2, 2009, the Board held a meeting at which Mr. Capper informed the Board of his conversations with Parent’s representatives since the last Board meeting. Mr. Ferola summarized the several conversations he had separately with counsel for Parent and a representative of Raymond James, regarding the status of the discussions of a proposed acquisition of the Company by Parent. The Board instructed Mr. Capper to continue preliminary discussions with respect to the potential acquisition but to make clear to Parent’s representatives that Parent’s proposed price range and value methodology had not been agreed to or accepted by the Board, no decision had been made by the Board that the Company was for sale at that time, if at all, and that the Company was allowing at this time Parent to conduct, at its expense, certain due diligence to enable Parent to gain a better understanding of the Company’s value and possible revenue and cost synergies that could result from a possible combination of the businesses of the two companies such that Parent would be in a position to refine and improve the price indication in its August 17, 2009, expression of interest or determine that it was no longer interested in pursuing any discussions or further due diligence investigation of the Company, in which case discussions would be terminated and all non-public information exchanged by the parties and their representatives would be returned or destroyed.

On October 13, 2009, Mr. Wakatsuki of Parent sent a letter to Mr. Capper of the Company, reaffirming Parent’s continued interest in a possible acquisition of the Company and requesting that the Company provide Parent and its representatives with access to additional, more comprehensive, legal, contractual and intellectual property information regarding the Company and its business so that Parent could refine its proposal. This letter did not change or narrow the purchase price range previously communicated by Parent to the Company.

On October 14, 2009, Baker & McKenzie provided the Company with an updated information request list regarding the Company and its business.

On October 15, 2009, Mr. Ferola and Baker & McKenzie participated in a conference telephone call to discuss the Company’s intellectual property portfolio.

On October 16, 2009, the Company provided Parent, Nipro medical and Baker & McKenzie with access to an electronic data room containing comprehensive public and non-public business, financial, legal, regulatory and technical information regarding the Company and its business.

Also on October 16, 2009, the Board held a meeting at which the directors discussed the October 13, 2009, letter received from Parent expressing a continued interest in a possible acquisition of the Company by Parent, and Mr. Ferola discussed the status of the due diligence investigation conducted by Parent’s representatives to date, and stated that a substantial portion of the diligence requested had been uploaded to the virtual data room, which was to be opened to Parent’s counsel that afternoon, but that certain more sensitive contract pricing, unit cost and customer and supplier information was being withheld from Parent at this time unless and until Parent’s proposed price range improved and became firm and Parent signaled a more definitive commitment and ability to execute and consummate a potential acquisition of the Company.

During the week of October 19, 2009, Mr. Ferola and Baker & McKenzie participated in multiple telephone conferences regarding various legal due diligence matters, primarily relating to logistical inquiries concerning the conduct of the due diligence and where certain due diligence items could be found.

On October 22, Mr. Capper met with representatives of Company A at Company A’s offices to discuss Company A’s interest in the diabetes blood glucose monitoring industry and Company A’s potential interest in a M&A transaction with the Company. Mr. Capper instructed Company A that the Company was presently not for sale, but did state that, consistent with the Board’s and management’s fiduciary duties to the Company’s stockholders, the Company does review firm offers and bona fide proposals it receives from third parties, from time to time, to the extent they propose maximum value and otherwise are in the best interest of the Company and its stockholders. No further substantive discussions regarding such potential acquisition of the Company took place at this meeting.

During the week of October 28, 2009, Baker & McKenzie first proposed to Mr. Ferola that Parent would structure the acquisition of the Company as a tender offer followed by a merger and informed Mr. Ferola that Parent would not require external financing at any price range and that it would be able to execute a transaction expeditiously.

On November 3, 2009, the Board held a meeting at which Mr. Capper provided a status report on the discussions with Parent regarding the potential acquisition of the Company by Parent. The Board discussed Parent’s proposal for structuring the transaction as a first-step cash tender offer followed by a second-step cash-out merger as well as Parent’s assurance that it would not require external financing at any price range and that it would be able to execute a transaction expeditiously.

On November 6, 2009, representatives of Parent, Nipro Medical and the Company participated in a meeting at Nipro Medical’s offices in Miramar, Florida to discuss the results of Parent’s acquisition review and possible structures for an acquisition of the Company by Parent.

On November 9, 2009, Mr. Candelario sent Mr. Capper an e-mail informing the Company that, based upon due diligence to date, Minoru Sano, Parent’s Chairman of the Board, had approved the making of a formal offer to acquire the Company’s Shares at an “all-in” equity purchase price of $180 million, which the Company estimated equated to an implied price of $9.04 per Share based on the condition of a full exercise for cash of all in-the-money options and stock appreciation rights but excluding any estimate of the Company’s transaction-related expenses.

On November 9, 2009, and November 10, 2009, Mr. Candelario of Nipro Medical, participated in phone conferences with Mr. Capper during which Mr. Capper informed Mr. Candelario that the $180 million offer price was unacceptable and the parties further discussed a possible acquisition of the Company by Parent, including a range of possible valuations (from $190 million to $240 million) to be used in connection with a possible acquisition.

On November 12, 2009, Mr. Candelario of Nipro Medical sent an email to Mr. Capper informing Mr. Capper that Parent was submitting a new proposal to acquire the Company’s Shares at an “all-in” equity purchase price of $190 million (a $10 million increase above the prior proposal), which the Company estimated equated to an implied price of $9.51 per Share, based on the condition of a full exercise for cash of all in-the-money options and stock appreciation rights but excluding any estimate of the Company’s transaction-related expenses.

Following discussions with Satterlee Stephens and with international law firm Greenberg Traurig, LLP (“GT”), who the Company had recently contacted and been consulting with intermittently with respect to various public M&A, strategic, deal structure, process, disclosure, Board and management fiduciary and other matters, on November 13, 2009, the Board held a meeting to discuss the status of all discussions and interactions to date with Parent. At the Board meeting, Mr. Capper informed the Board of the November 12, 2009, e-mail received from Parent which Mr. Capper previously had sent to the Board. Raymond James discussed with the Board its preliminary review of selected public companies, selected merger and acquisition transactions, an updated acquisition premium analysis for transactions valued between $100 million and $300 million and a discounted cash flow (DCF) analysis summary to provide the Board with information regarding current market conditions for acquisitions and business combinations. A discussion then ensued as to the methodology believed to be used by Parent to arrive at its proposed $190 million aggregate equity purchase price. In that the Board considered such equity purchase price (and the fact that it assumed a cash exercise of all in-the-money options and stock appreciation rights and required the Company to pay transaction costs before calculating proceeds to stockholders) unacceptable as a basis to proceed with a more committed sale process, it was suggested that a meeting with Parent was appropriate to discuss Parent’s approach and conditions in valuing the Company and to identify any potential areas where Parent was not appropriately crediting the value of the Company’s business. It was also determined that management and Raymond James should prepare discussion materials for the meeting.

The Board then instructed Mr. Capper to relate to Parent’s representatives that the amount and structure of the proposed $190 million aggregate purchase price was unacceptable and undervalued the Company and that the inclusion of deal costs as part of a total consideration package was not acceptable to the Company, but that the Company would be willing to meet with Parent’s representatives to provide them with a summary of the information provided by management and Raymond James and give the Parent an opportunity to revise its position. The Company at this time requested that Parent provide a firm offer expressed as a per Share price instead of an aggregate equity value, to assume that the Company would pay its own transaction-related expenses from its balance sheet and to assume a cashless exercise of in-the-money options and not a full cash exercise.

On November 13, 2009, Mr. Capper communicated to Mr. Candelario of Nipro Medical that the Board suggested scheduling a meeting with the Company’s financial advisor to discuss Parent’s November 11, 2009 proposal.

On November 17, 2009, representatives of Purchaser, Nipro Medical, Baker & McKenzie, the Company and Raymond James met at the offices of NDS in Miramar, Florida. At the meeting, Mr. Capper indicated that the Board had rejected the latest proposal included in Parent’s November 12, 2009, e-mail, including the proposed aggregate equity value purchase price and the methodology used to establish such proposed price. Following a discussion regarding the details of Parent’s November 12, 2009, proposal, representatives of Raymond James discussed the Company’s business, including information regarding implied valuations for the Company based on various alternative valuation methodologies, and the parties discussed the Company’s current and forecast business and financial performance and the status of the business and financial due diligence evaluation of the Company being conducted by representatives of Parent.

On November 22, 2009, representatives of Company A met with Mr. Capper and members of the Company’s senior management at the Company’s offices to discuss a potential acquisition of the Company by Company A and to tour the Company’s facility. During this meeting, representatives of Company A were provided with management presentations regarding the Company, which did not include any non-public information.

On December 3, 2009, Mr. Candelario of Nipro Medical sent a letter to Mr. Capper indicating that Parent had reviewed the additional business and financial information provided by the Company and Raymond James on November 17, 2009, and on the basis of such information was prepared to offer $10.50 per Share in cash for the purchase by Parent of all outstanding Shares, plus the payment of all amounts necessary to cash out all vested and accelerated stock options at the positive spread between $10.50 and the relevant exercise prices of such options (i.e., cashless exercise), and further assuming that the Company would pay, as incurred, all of its transaction costs and that such payment of costs would have no impact on the foregoing price per Share to be paid in the Offer and the

Merger. At this time Parent expressed its desire to seek to obtain commitments from the Company’s senior management to continue their employment with the Company for a reasonable period of time following completion of the acquisition of the Company by Parent.

On December 3 and 4, 2009, representatives of the Company and Baker & McKenzie participated in phone conferences to discuss certain details of Parent’s revised offer. Mr. Ferola also consulted with GT as to certain “next steps.”

On December 7, 2009, Mr. Candelario of Nipro Medical also spoke by phone with Mr. Capper to discuss Parent’s offer.

During the week of December 3, 2009, management of the Company discussed Parent’s $10.50 per Share offer with Raymond James. It was determined that the revised offer was now being expressed in terms that were more typical for a public company seller, given the new assumptions regarding a cashless exercise and pay out of outstanding options and stock appreciation rights and the Company’s ability to pay transaction-related expenses without impacting the net per Share proceeds to stockholders. While representing a substantial premium to the current trading price per Share for the Company and the trailing 12-month average per Share price, the Company believed that the current offer was inadequate.

After further Company discussions with Satterlee Stephens and with GT, at a meeting of the Board held on December 8, 2009, Mr. Capper discussed the status of the discussions and interactions to date with Parent and the $10.50 per Share offer received from Parent. Mr. Capper reported to the Board that Raymond James was consulted with respect to the offer from Parent of $10.50 per Share and discussed the revised structure of the offer and the implications for certain value to stockholders. After further Board discussion of the offer from Parent, the Board determined to unanimously reject the revised offer as inadequate and instructed management to so inform Parent and to seek to negotiate for an increase in the $10.50 offer price per Share.

On December 9, 2009, Mr. Capper informed Mr. Candelario that the Board had rejected Parent’s $10.50 per Share offer.

Following discussions with Satterlee Stephens and with GT, on December 11, 2009, Mr. Ferola provided Company A with a form of confidentiality agreement to be signed by Company A prior to its receipt of any non-public information concerning the Company. This confidentiality agreement updated prior confidentiality agreements signed by Company A with the Company on November 24, 2004, and January 14, 2009.

On or about December 17, 2009, Company A informed Mr. Capper that it was not committed to the market served by the Company but that if Company A did determine to commit to such market, then the price range that it would consider for acquiring the Company would be between $9.00 and $10.00 per Share.

On December 18, 2009, Company A delivered to the Company the signed confidentiality agreement previously provided by the Company. Upon receipt of the signed confidentiality agreement, the Company provided to Company A certain management forecasts regarding net sales, EBIT and EBITDA for 2009 through 2013.

On December 21, 2009, Mr. Candelario of Nipro Medical sent a letter to Mr. Capper indicating that Parent was willing to revise its offer one final time to provide for a price of $11.50 per Share in cash. The December 21, 2009, letter indicated that such price represented Parent’s final offer for the Company’s outstanding Shares and established a deadline of 5:00 pm, New York City time, December 23, 2009, for the Company to accept or reject Parent’s offer. The revised offer did not otherwise contain any terms and conditions that differed from Parent’s previous $10.50 per Share offer.

On December 22, 2009, the Board met to consider Parent’s December 21, 2009, revised offer of $11.50 per Share. Mr. Capper reported to the Board the terms of the revised offer from Parent, including the increased price of $11.50 per Share. Mr. Capper also reported to the Board that Company A had contacted him and had also expressed an interest in acquiring the Company at a purchase price of between $9 and $10 per Share but had not delivered any written proposal or offer with respect to an acquisition or business combination transaction with the Company. Based on the status of discussions with Parent and the interest from Company A, the Board discussed with Raymond James the merits of conducting a market test for other potential parties to a Company sale of control transaction or business combination. Raymond James and the Board discussed a number of additional potential parties and the

Board identified five companies from this discussion that it wanted contacted to solicit their interest in a possible sale of control transaction or business combination.

Following the Board meeting, Mr. Ferola and Mr. Capper consulted with GT regarding the scope and conduct of the proposed market test to elicit indications of interest from potential business combination and purchaser candidates. Mr. Ferola further consulted with GT regarding the ensuing process with Company A and the proposed communications process with Parent.

Following a Board discussion of the revised $11.50 per Share offer from Parent, the indication of interest from Company A and the proposed market check, the Board determined to take no formal action with respect to acceptance of the $11.50 per Share offer from Parent because not all of the material terms, including structure, of the offer had been agreed upon. The Board instructed management that such offer was, however, a sufficient and reasonable basis to (i) proceed with the preparation, review, discussion and negotiation of documentation for a potential sale transaction with Parent, (ii) communicate with Company A that if Company A was serious about its interest in an acquisition of or other form of business combination with the Company, then Company A should submit a formal offer, inclusive of a firm price, as soon as possible, and (iii) proceed with contacting the additional companies identified for the market test.

On December 23, 2009, Mr. Capper informed Mr. Candelario of Nipro Medical by telephone of the Board’s decision to proceed with the preparation, discussion and documentation on the basis of Parent’s $11.50 per Share offer.

On December 23, 2009, Mr. Capper and Ronald Rubin, Chief Financial Officer of the Company, discussed with management of Company A potential synergies between the Company and Company A and management’s 2009-2013 net sales, EBIT and EBITDA forecasts previously provided to Company A. On the same day, Mr. Capper and Raymond James contacted Company A to discuss the benefits of a potential combination, and to request an update on the status of their evaluation process. Raymond James communicated the guidance from the Board that if Company A was serious about a possible business combination, they would need to accelerate their review and provide the Company with a formal offer, inclusive of a firm price, as soon as possible. Raymond James also informed Company A that its oral range of value was not acceptable. On the same day, Mr. Ferola provided Company A with the Company’s organizational charts and certain selling, general and administrative (SG&A) expense information.

During the week of December 23, 2009, the Company granted Parent access to further confidential and proprietary business and financial due diligence materials that had been previously withheld from Parent due to confidentiality concerns and because Parent’s previous aggregate consideration proposals and $10.50 per Share offer price were inadequate.

On December 28, 2009, Mr. Candelario of Nipro Medical provided Mr. Capper with preliminary initial drafts of the Merger Agreement and the form of a proposed Stockholders Agreement (to be entered into by stockholder-directors of the Company, solely in their stockholder capacity) relating to the proposed acquisition of the Company by Parent and Purchaser.

On December 28, 2009, Raymond James contacted a representative of Company A and offered to provide access to the Company’s electronic data room as interest dictated. Company A did not request access. During the week of December 28, 2009, pursuant to the Company’s instruction, Raymond James also contacted Company B, Company C, Company D, Company E and Company F, each of which were strategic operating companies, to inquire whether they had an interest in a potential business combination with or acquisition of the Company on a “no-names,” confidential basis.

During the week of December 28, 2009, representatives of the Company and Baker & McKenzie participated in multiple telephone conferences in connection with the completion of Parent’s due diligence review of the Company and the Company provided Baker & McKenzie with certain additional information requested on behalf of Parent.

On December 29, 2009, Baker & McKenzie delivered to Mr. Ferola a draft stockholder agreement and informed Mr. Ferola that Parent would like to receive signed stockholder (tender and voting support) agreements from each director and officer of the Company, in their capacities as stockholders, and would like to discuss receiving voting agreements from the Company’s 5% stockholders. Baker & McKenzie further informed Mr. Ferola that Parent had authorized Baker & McKenzie to complete its confirmatory due diligence and negotiate a definitive merger agreement as soon as practicable. Baker & McKenzie suggested a meeting between the parties the following week to negotiate the transaction agreements and to complete the remaining due diligence items. Later that day, Baker & McKenzie sent the Company an e-mail setting forth Parent’s remaining due diligence questions, including follow-up questions relating to intellectual property matters. That evening, Mr. Ferola consulted with GT as to the benefits and consummation risks of a one-step merger transaction in comparison to a two-step acquisition with a front-end cash tender offer and second-step merger

On December 30, 2009, the Board met to discuss the draft Merger Agreement that the Company had received from Parent on December 28, 2009. Mr. Ferola and Satterlee Stephens summarized for the Board the material terms of the draft Merger Agreement and noted that the draft contemplated a one-step, long-form merger, rather than a two-step, tender offer structure with a second-step cash out (long- or short-form) merger, as had been discussed with Parent’s counsel. After discussion of the relative merits of the one-step versus the two-step process, the Board directed management and counsel to request Parent’s counsel to revise the draft Merger Agreement to provide for a two-step, tender offer structure. Later on December 30, 2009, representatives of the Company and Satterlee Stephens participated in a telephone conference with representatives of Baker & McKenzie regarding the structure of the proposed transaction and terms of the draft Merger Agreement provided by Parent to the Company. During this telephone conference, counsel for Parent and the Company determined that it would be advisable to structure the transaction as a tender offer by Purchaser followed by the Merger. The Company and Satterlee Stephens did not provide any other comments to Parent or Baker & McKenzie regarding the initial draft of the Merger Agreement at this time.

Based on these discussions, on December 31, 2009, Baker & McKenzie provided to the Company and its counsel revised second drafts of the Merger Agreement and Stockholders Agreement incorporating the proposed tender offer structure.

During the first week of January 2010, Mr. Candelario communicated to Mr. Capper that Parent was interested in retaining all of the Company’s present senior management for some period of time after the consummation of the acquisition of the Company by Parent and asked Mr. Capper for a recommendation regarding the payments that would be required to effect such retention.

On January 1, 2010, Mr. Ferola distributed to the Board the second draft Merger Agreement prepared by Baker & McKenzie incorporating the proposed tender offer structure.

On January 2, 2010, Mr. Ferola distributed to the Board a proposed revised version of the second draft Merger Agreement prepared by Satterlee Stephens in consultation with the Company’s management, and discussions between Mr. Ferola and GT, for review prior to the January 4, 2010 Board meeting. Among the proposed changes to Baker & McKenzie’s second draft Merger Agreement were suggestions to (i) expand the exclusions from the definition of Company Material Adverse Effect, (ii) include a representation regarding Parent’s access to funds on hand and Parent’s financial ability to consummate the Offer and the Merger without any need to obtain external financing, (iii) make certain changes to Parent’s deal protection provisions in the draft Merger Agreement to broaden the “fiduciary termination rights” of the Company and to eliminate or modify certain contractual restrictions in connection therewith, (iv) add certain provisions to protect employees of the Company following the Merger, (v) reduce the proposed termination fee from 4% of the aggregate equity transaction value to 2%, thereof (vi) limit the circumstances in which Parent would be entitled to receive the termination fee, (vii) reduce the cap on out-of-pocket expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement that the Company would be obliged to reimburse in certain circumstances from $1,500,000 to $750,000, (viii) provide for specific enforcement against Parent of the Merger Agreement, (ix) limit the conditions to Parent’s obligation to consummate the Offer, (x) add flexibility to the Company’s operating covenants between signing and closing, (xi) revise the breadth of certain representations and (xii) add definitions of the parties’ “knowledge.”

On January 4, 2010, Raymond James provided Company B, Company C, Company D, Company E and Company F with a summary information description of the Company and its market position without disclosing the identity of the Company. Raymond James notified the prospective companies that upon confirmation of interest, the

Company would provide a Confidentiality Agreement and access to internal financial projection information for further due diligence.

On January 4, 2010, the Board met to discuss the Baker & McKenzie’s second draft Merger Agreement and suggested comments to such draft previously circulated to the Board. Also at this meeting, a representative of Raymond James updated the Board on the market check process, including discussions with Company A. The Board discussed the market check process and its relationship with the pace of negotiations with Parent and directed Raymond James to continue the market check process based on the list of Companies previously approved by the Board.

Following the January 4, 2010, Board meeting, Satterlee Stephens provided Baker & McKenzie with the comments on the draft Merger Agreement described above.

On January 5, 2010, Baker & McKenzie provided the Company and Satterlee Stephens with a revised third draft of the Merger Agreement incorporating certain of the changes proposed by the Company. The revised draft proposed a termination fee of 3% of the merger consideration and a reimbursement cap of $1,000,000 on expenses of Parent that the Company would be obliged to reimburse in certain circumstances.

On January 5, 2010, Mr. Capper sent Mr. Candelario an e-mail with proposed retention bonuses for senior management of the Company.

On January 5, 2010, Company B contacted Raymond James to communicate that, after further review, it was not interested in pursuing additional due diligence on the Company.

On January 6, 2010, Company C contacted Raymond James to communicate that, after further review, it was not interested in pursuing additional due diligence on the Company.

On January 6, 2010, Satterlee Stephens provided Parent and Baker & McKenzie with a revised draft of the Stockholder Agreement incorporating comments on behalf of the director-stockholders, most of which were designed to protect the ability of directors of the Company who sign the Stockholders Agreement to freely exercise their fiduciary duties as directors. On January 7, 2010, Baker & McKenzie provided Satterlee Stephens with a revised draft reflecting most of the proposed changes to the draft Stockholder Agreement.

On January 7, 2010, the Board met to discuss the latest draft of the Merger Agreement and suggested comments to that draft. A representative of Raymond James updated the Board on the market check process, including a discussion of the companies that had been contacted and the responses to date. The Board discussed the market check process and the list of companies contacted, and directed Raymond James to continue the market check process, including discussions with Company A. Following the January 7, 2010, Board meeting, Satterlee Stephens provided Baker & McKenzie with additional comments on the draft Merger Agreement.

On January 8, 2010, Company D and Company E both contacted Raymond James to communicate that, after further review, they were not interested in pursuing additional due diligence on the Company. Company F contacted Raymond James to express continued interest and to request a confidentiality agreement. After Company F declined to agree to standstill and non-solicitation conditions in the Company’s proposed confidentiality agreement, it was determined that Company F would review publicly available information, confirm interest and provide guidance on valuation before the Company would consider eliminating the standstill and non-solicitation provisions proposed by the Company, which were modeled on the previously executed Confidentiality Agreements. Company F agreed to proceed with its evaluation on this basis. Representatives of Raymond James also contacted Company A to request a status report, offer additional information and solicit a revised and higher indication of value.

On January 10, 2010, the Board met to discuss the status of negotiations with Parent and Company A’s due diligence review.

On January 11, 2010, Mr. Candelario sent Mr. Capper an e-mail responding to Mr. Capper’s proposal of January 5, 2010, with respect to retention bonuses for senior management with an alternative proposal based upon length of service with the Company following consummation of the acquisition of the Company by Parent.

Also on January 11, 2010, Mr. Capper and Mr. Candelario exchanged e-mails discussing issues relating to payments under Mr. Capper’s existing Employment Agreement upon a change in control of the Company.

Also on January 11, 2010, Company A contacted Raymond James and provided a revised indication of value of $11.00 to $12.00 per Share for all of the Company’s outstanding Shares. Company A stated that its valuation range was predicated on confirmation from due diligence of Company A’s value assumptions, including the validation of prospective synergies, a technical assessment of the Company’s current technology and an assessment of future competitive technologies, a confirmation of the achievability of management’s internal projections and certain other matters. Company A also indicated that they would not proceed unless they were granted an exclusivity period of 30 to 45 days.

During the week of January 11, 2010, Baker & McKenzie contacted Mr. Capper and Mr. Ferola to express Parent’s interest in retaining all of the members of the Company’s management team following the Merger. Mr. Capper communicated to Baker & McKenzie his belief that, although he could provide no assurance, no significant employee of the Company was likely to leave the Company as a result of the acquisition of the Company by Parent and that the payment of “stay bonuses” would not be required.

Also during the week of January 11, 2010, the Company and Parent and their respective counsel participated in multiple telephone conferences regarding the disclosure schedules to the draft Merger Agreement, certain proposed changes to the draft Merger Agreement (including with respect to intellectual property schedules and dollar thresholds to be included in the Company’s representations and warranties) and the Stockholders Agreement, and various other matters.

On January 12, 2010, the Board met to discuss the latest developments with Company A and the market check process generally. Raymond James updated the Board on discussions with Company A. After a discussion of various possible responses to Company A, the Board directed Raymond James to tell Company A that the Company would be interested in an offer at the top of the proposed range, that the Company could not grant an exclusivity period and, in the event Company A was serious about completing a business combination, time was of the essence and it again needed to accelerate its due diligence process in order to give the Company confidence in its intentions and ability to close. The Board also discussed Company A’s decision not to take advantage of the previous offer to gain access to additional due diligence material contained in its electronic data room. The Board and a representative of Raymond James then discussed the status of the market check process, including a discussion of the potential purchaser and business combination candidates that had been contacted, and directed Raymond James to continue the market check process with Company F. Later that day, Raymond James contacted Company A and delivered the Board’s guidance regarding their current offer.

On January 13, 2010, Company A called Mr. Capper and retracted Company A’s verbal indication of interest.

On January 14, 2010, the financial advisor to Company A telephoned George H. Holley and informed Mr. Holley that Company A would be submitting another revised indication of interest for the acquisition of the Company.

On January 15, 2010, the financial advisor to Company A contacted Raymond James to request an understanding of the status of discussions between Company A and the Company. Later on that day, the Company received a letter from Company A containing a revised proposal for the acquisition of the Company by Company A, including a Share price range of $12.00 to $12.50. The proposal was subject to a due diligence review and to the grant of an exclusivity period of 30 days, and was not subject to financing. Mr. Ferola consulted with Satterlee Stephens and with GT as to the Company A’s revised proposal.

On January 17, 2010, the Board met to discuss the proposal that the Company had received from Company A on January 15, 2010. Mr. Capper reported on the terms of the Company A’s proposal, including the proposed Share price range of $12.00 to $12.50, the fact that it was subject to a due diligence review and the request for a shorter exclusivity period of 30 days. Mr. Capper reminded the directors of the Company’s historical discussions with Company A, including the Share price ranges recently suggested by Company A of $9.00 to $10.00 and $11.00 to $12.00, their retraction of interest and their due diligence requirements. The directors and the Company’s legal and financial advisors discussed how to address Company A’s proposal in the context of their due diligence efforts to date and the continuing dual-track negotiations with Parent and continuing discussions with Company A. Mr. Ferola reported that he understood from counsel to Parent that Parent’s board of directors would not meet to approve the proposed Merger Agreement with the Company until January 23, 2010, and that the Board would not be expected to meet to approve the proposed Merger Agreement with Parent prior to that approval. A discussion followed about the risk associated with delaying a Board meeting to evaluate the Parent offer in final form, the risk in the diligence and merger agreement negotiation processes associated with Company A and the attractiveness of their $12.00 to $12.50 valuation range. Following this discussion, the Board instructed the officers of the Company to respond to Company A that the Company could not grant them exclusivity, but would continue to provide them access to management and Company representatives to facilitate their due diligence review and was prepared to begin negotiating a definitive agreement on the basis of the price range proposed by Company A. The Company would attempt to allow Company A until February 8, 2010, to complete their due diligence review and negotiate a definitive agreement, but could not guarantee any length of time. The Board instructed Raymond James to specifically inform Company A’s outside financial advisor representatives that it was very important for Company A to complete its due diligence investigation, commence the preparation and negotiation of all transaction documentation and communicate a formal offer, inclusive of a firm offer price as soon as possible. Raymond James communicated this information to Company A’s financial advisor as instructed by the Board on the evening of January 17, 2010.

The Board then discussed the proposal received from Company A on January 15, 2010, and related matters concerning the Board’s and management’s fiduciary obligations, strategic options available to the Company to seek to facilitate a competing firm offer from Company A, negotiating various open issues with respect to the terms of the draft Merger Agreement and, in connection with the foregoing, the Board’s desire to formally engage GT, as special public M&A co-counsel to the Company to assist with the pending transaction with Parent and with the related transaction alternatives process. After some discussion regarding the qualifications and experience of GT and acknowledging the advice and counsel the Company had received over the preceding approximately eight weeks, based on Mr. Ferola’s consultation, from time to time, with such firm, it was unanimously resolved that GT should be engaged as special public M&A co-counsel to assist Satterlee Stephens with the pending transaction with Parent and any alternative transaction involving the potential sale of control of, or a business combination involving, the Company.

On January 18, 2010, Company A’s financial advisor contacted Raymond James to state that Company A wanted to pursue due diligence under the terms identified.

On January 21, 2010, Company F contacted Raymond James to communicate that, after further review, they were not interested in pursuing additional due diligence on the Company.

On January 21, 2010, Satterlee Stephens and GT provided Baker & McKenzie with further comments on the draft Merger Agreement, including with respect to (i) the number of extensions of the initial tender offer period which Parent and Purchaser would be required to make to satisfy the minimum tender condition and matters relating to the commencement of a “subsequent offering period” under Rule 14d-11 under the Exchange Act; (ii) clarification of the conditions and terms of the Top-Up Option; (iii) the role of the incumbent independent directors of the Company following completion of the tender offer but prior to consummation of the Merger, (iv) the Company director and officer indemnification obligations of Parent and Purchaser; (v) the Board’s right to withdraw its recommendation of the Offer in certain circumstances; (vi) the qualification of certain representations and warranties and the modification thereof pursuant to revised disclosure schedules; (vii) the scope and exceptions to the Company’s “no-shop” covenant, the fiduciary “window shop” exceptions thereto, the right of the Company to communicate events and Board positions to its stockholders in certain contexts, the definition of “Acquisition Proposal,” the definition of “Material Adverse Effect”, the circumstances under which the Company could modify confidentiality and standstill agreements in effect prior to the signing and announcement of the Merger Agreement and the required terms of any future confidentiality agreements that the Company would be required to enter into with third parties who might submit to the Company prior to completion of the tender offer an unsolicited Acquisition Proposal which the Company is permitted to pursue under the “window shop” exceptions to the “no shop” covenant; (viii) Parent and Purchaser’s conditions to consummate the Offer; (ix) Parent and Purchaser’s conditions to consummate the Merger; (x) the rights of the parties to terminate the Merger Agreement; (xi) certain remedial provisions of the Merger Agreement; and (xii) the treatment in the Merger of accelerated options to purchase Shares.

On January 25, 2010, Baker & McKenzie provided the Company and its counsel with a revised draft of the Merger Agreement incorporating most of the changes proposed by Satterlee Stephens and GT on behalf of the

Company. Also on January 25, 2010, Parent notified the Company that it had obtained all requisite corporate approvals and was prepared to execute the Merger Agreement.

From January 25, 2010, to January 28, 2010, various members of Company A’s management team and consultants met in person with Company management to discuss a comprehensive list of due diligence topics including the Company’s operating infrastructure, manufacturing capabilities, intellectual property portfolio, market share position, legal and regulatory status, future competitive threats, historical financial results and management’s internal projections for the business.

On January 26, 2010, Baker & McKenzie sent Mr. Capper and Mr. Candelario an e-mail summarizing the agreements that Mr. Capper and Mr. Candelario had reached on compensation matters relating to Mr. Capper and the Company’s other senior executives.

On January 27, 2010, Baker & McKenzie sent Mr. Capper and Mr. Ferola (i) draft retention bonus letters for key employees of the Company that would be entered into shortly after the public announcement of the Offer, and (ii) a draft letter agreement reflecting the amendments to Mr. Capper’s employment agreement with the Company that Mr. Capper and Mr. Candelario had been discussing, which would be signed at the same time as the signing of the Merger Agreement.

Also on January 27, 2010, after discussions regarding final proposed changes to the draft Merger Agreement, Baker & McKenzie provided the Company and its counsel with an execution version of the Merger Agreement and inquired as to the status of Board approval of the transaction and the timing for the execution of the Merger Agreement.

On January 28, 2010, the Board met to discuss the status of the merger negotiations with Parent and the due diligence review being undertaken by Company A. The Board discussed certain beneficial changes that had recently been negotiated to the draft Merger Agreement with Parent with respect to the matters raised with Baker & McKenzie on January 21, 2010 described above. Mr. Capper informed the directors that the Merger Agreement with Parent was now in final form, that it had been approved by Parent’s board of directors, and that Baker & McKenzie, Parent’s legal counsel, was holding signed signature pages from Parent. He informed the directors that Company A was continuing its due diligence review of the Company, which had accelerated substantially from the first week to the current week, and that he had been informed that the Company A working group was scheduled to meet soon to determine whether they wished to pursue a transaction with the Company. It was noted that, although there had been increased diligence activity from Company A in recent days, they had not yet submitted a draft merger agreement or proposed a time frame in which they intended to do so, nor had Company A yet involved their legal counsel directly in the diligence or documentation process. The Board discussed the attractiveness of the price per Share offered by Parent and the relative certainty of the offer and deal terms proposed by Parent as reflected in the execution draft of the Merger Agreement agreed with Parent, as well as the uncertainty, based upon communications with Company A and its financial advisor, that Company A was willing or able to conduct the necessary due diligence in order to be able to make a final and binding offer to acquire the Company in a sufficiently timely manner to avoid the risk of Parent deciding to rescind or amend its offer for the Company.

In light of the above, Mr. Capper recommended and the Board approved a schedule for the Board consideration of approving the Merger Agreement with Parent, in order to allow a last opportunity for Company A to present the Company with a superior unconditional offer capable of consummation on a reasonable basis. The Board planned to meet to (i) receive and consider presentations relating to the proposed acquisition by Parent from management of the Company and from legal counsel of the Company and to review various resolutions that would need to be adopted in connection with final approval of the acquisition by Parent, (ii) receive and consider a presentation from Raymond James relating to the implied equity, enterprise and other metrics of value of the Company and with respect to the fairness, from a financial point of view, to the Company’s stockholders of the proposed consideration to be paid in the Offer and Merger, and (iii) further consider and deliberate whether the proposed transactions with Parent are fair and advisable and otherwise in the best interests of the Company. Raymond James was then directed to contact Company A’s financial advisor to request further information about the status of Company A’s process, their level of commitment and confidence in executing a transaction with the Company and to offer any further information they might require to assist their due diligence investigation and internal transaction process. Raymond James communicated the Board’s request to Company A’s financial advisor on the evening of January 28, 2010.

On January 29, 2010, Company A’s financial advisor informed Raymond James that the board of directors of Company A determined that Company A would not be able to meet the Company’s 21-day timetable for completing its due diligence and making a formal and binding offer for the Company. Company A considered the Company’s business to be a new area of growth and expansion and that more time was required to understand the Company’s business and the associated market. Raymond James asked Company A’s financial advisor how much additional time was needed and what due diligence issues remained outstanding. Company A’s financial advisor informed Raymond James that Company A was not in a position to provide this information but would consider continuing with the due diligence process if the Company removed its time requirements.

On January 29, 2010, Mr. Capper discussed Company A’s response with Board members by phone, as well as the history of discussions with Company A, the risk associated with their ongoing diligence process, the uncertainty associated with time required to reach a formal and binding offer, the risk associated with merger agreement negotiations and other matters relating to their interest. It was decided that, based on feedback from Company A, there was not a sufficient level of confidence in Company A’s intentions or ability to consummate a transaction in a timely fashion and that further due diligence should be terminated.

On Saturday, January 30, 2010, Baker & McKenzie informed the Company that, due to a pending transaction involving Parent, the Merger Agreement would need either to be signed the following week or delayed for several weeks. The Company then informed Baker & McKenzie that the Board had already scheduled its meetings to consider the draft Merger Agreement on Tuesday, February 2, 2010.

On January 30, 2010, Mr. Ferola sent notice to Company A that all due diligence information should be destroyed or returned to the Company pursuant to the terms of the Confidentiality Agreement. Company A confirmed receipt of this notice and indicated that it would perform as requested.

On February 1, 2010, the sole director of Purchaser executed a written consent in lieu of special meeting approving the Merger Agreement, the Stockholders Agreements and all of the transactions contemplated thereby and recommending that that Parent, as the sole stockholder of Purchaser, adopt and approve the Merger Agreement.

On February 1, 2010, Parent, acting by written consent, adopted resolutions as the sole stockholder of Purchaser adopting and approving the Merger Agreement and all of the transactions contemplated thereby.

On February 2, 2010, the Compensation Committee of the Board approved certain employee benefit matters including, among other things, the amendment of Mr. Capper’s employment agreement and the granting of closing bonuses to certain executive officers of the Company.

On February 2, 2010, a meeting of the Board was convened to discuss and consider the draft Merger Agreement and the terms, conditions and relative risks and benefits of the proposed Offer and Merger and all of the related transactions contemplated thereby. At the meeting, Mr. Capper updated the Board on his final negotiations with Parent and, along with Mr. Rubin, presented management’s analysis of the financial and business condition and prospects of the Company. Representatives of Satterlee Stephens summarized the terms of the Merger Agreement, a copy of which had been provided to the directors on January 31, 2010, and GT reviewed with the Board the pre-sign deal process undertaken by the Board and management to date, the negotiations of the terms of the Merger Agreement throughout such process, and the fiduciary duties of the Board and management in the context of such process and the definitive terms of the proposed transaction.

During this discussion, the Satterlee Stephens and GT representatives discussed, among other matters, the mechanics of the Offer, including the timing for the commencement and expiration of the Offer, the conditions to Parent’s obligations to complete the Offer (including the Minimum Tender Condition), the “material adverse effect” definition, the terms of the Top-Up Option, the non-solicitation and fiduciary out provisions and related termination rights of the Company and Parent and the overall “deal protection” provisions contained in the Merger Agreement, the material adverse change definition used throughout the Merger Agreement, the amount of the termination fee and the circumstances under which it was payable, the ability of prospective competing bidders to submit to the Company unsolicited acquisition proposals and the Company’s contractual requirements and flexibility with respect thereto, and the Company’s remedies in the event of a breach of the Merger Agreement by Parent or Purchaser.

Also at the meeting, representatives of Raymond James reviewed with the Board its financial analyses relating to the consideration to be paid in the transaction and rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion addressed to the Board dated February 2, 2010, as to the fairness, from a financial point of view, of the Offer Price and Merger Consideration provided for in the Merger Agreement. After these presentations, the meeting was adjourned for a few hours. After the meeting reconvened shortly before the market close, a question and answer period ensued and the Board reviewed and considered the relative risks and merits of the proposed transactions.

After further remarks by Mr. Capper and representatives of Satterlee Stephens, GT and Raymond James, the full Board, by unanimous vote, adopted resolutions that:

(i) determined that (A) the Merger Agreement and the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement are advisable and (B) the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, taken together, are fair to and in the best interests of the Company and its stockholders;

(ii) approved the Merger Agreement and the “agreement of merger” contained therein in accordance with the DGCL;

(iii) directed that the “agreement of merger” contained in the Merger Agreement be submitted to the stockholders of the Company for their consideration and adoption, unless the Merger contemplated thereby is consummated in accordance with Section 253 of the DGCL;

(iv) authorized the grant of the Top-Up Option and the issuance of the Top-Up Option Shares upon the exercise thereof to the extent contemplated by the Merger Agreement;

(v) elected, to the extent permitted by applicable law, to make inapplicable to the execution, delivery, performance and consummation of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, the provisions of Section 203 of the DGCL; and

(vi) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required under applicable Delaware law to consummate the Merger, adopt and approve the Merger Agreement and the Merger.

On February 2, 2010, the Merger Agreement was executed by Parent, Purchaser and the Company, and Parent and Purchaser entered into a Stockholder Agreement with each of the directors of the Company. Thereafter, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the Stockholders Agreements.

On February 11, 2010, Purchaser and Parent initiated the Offer.

Reasons for the Recommendation of the Board of Directors.

In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with the Company’s senior management, legal counsel and financial advisor and, prior to and in connection with the adoption of the Board Resolutions, the Board considered and took into account the following factors:

•	Financial Condition and Prospects of the Company; Economic Conditions. The Board’s knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial outlook and prospects if it were to remain an independent company. The Board discussed and deliberated at length concerning the Company’s current financial outlook, including the risks associated with achieving and executing the Company’s business plan and strategy, the impact of general economic market trends on the Company’s sale and the general risks of market conditions that could reduce the Company’s Share price, as well as the other risks and uncertainties discussed in the Company’s public filings with the SEC. The Board considered the Company’s projected revenues and operating expenses and the current and expected conditions in the general economy and in the industry in which the Company operates. The Board discussed the challenges posed to the Company’s business that created risks to the

Company’s ability to accurately gauge its ability to hold or increase its market share, particularly with respect to the uncertainties of the impact of the pending federal and state health care reform initiatives on the Company and on the distributors and end-users of the Company’s products. Based on these considerations, the Board believed that the $11.50 per Share consideration in the Offer and the Merger would result in greater value to the Company’s stockholders than pursuing its current business plan as a standalone company.

•	Company Financial Forecasts. The Board examined the financial projections set forth in the forecasts described below under the heading “Financial Projections” and considered management’s discussion of such projections, and inquired as to and considered management’s statement’s regarding the reasonableness of management’s assumptions underlying such projections and management’s qualifications thereof and statements with respect to the inherent uncertainty of such projections and the fact that actual financial results for the Company in future periods could differ materially from management’s forecasted results.

•	Transaction Financial Terms. The Board considered the relationship of the Offer Price to the current and historical market prices of the Company’s Shares and the fact that the Offer Price was to be paid in cash, which would provide stockholders with the opportunity for liquidity and to receive a significant premium over the current and recent prices of the Shares. The Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a substantial premium of approximately 90% over the closing price per Share on the Nasdaq Global Select Market on February 2, 2010, the last trading day before the execution of the Merger Agreement, and a premium of approximately 83% over the 90-day average Share trading price.

•	Negotiations with Parent. The Board considered the course of arms’-length discussions and negotiations between the Company and Parent which ensued over a five-month period, resulting in an increase in the price per Share offered by Parent from $9.04 per Share to $11.50 per Share, and a considerable number of modifications to the deal terms and structure which were favorable to the Company, including, without limitation, a reduction in the size of the termination fee from 4% of the Merger Consideration to $6.5 million, or approximately 3% of the Merger Consideration, negotiated over a five-week period involving the exchange of six drafts, and the Board’s belief based on these negotiations and Parents communications to the Company that this was the highest price per Share that Parent was willing to pay.

•	Certainty of Value. The Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration. The Board also considered Parent’s financial position and ability to pay the Offer Price without the need for any external financing.

•	Ability of Third Parties to Submit Unsolicited Acquisition Proposals and Reasonableness of Deal Protection Provisions of the Merger Agreement. The Board considered the fact that the Company successfully bargained for the contractual right, and that the Merger Agreement permits the Company under certain circumstances, to respond to and enter into discussions and negotiations with third parties who submit, on an unsolicited basis, proposals to acquire the Company on financial and other terms more favorable to the Company than the terms, including the Offer Price and Merger Consideration and the conditions of the Offer and the Merger, and that the “window shop” exceptions to the “no-shop” covenant in the Merger Agreement and the circumstances under which the termination fee would become payable to Parent and the amount thereof (in relation to the aggregate value of the Offer Price and Merger Consideration) and the other “deal protection” terms of the Merger Agreement, in their totality, would not preclude or unreasonably restrict potential third-party purchasers from seeking to acquire the Company on terms more favorable than the Offer and the Merger and, to the extent that any such purchasers might desire to initiate an unsolicited transaction, the Board could terminate the Merger Agreement to accept a superior proposal under certain circumstances.

•	Solicitation of Other Parties. The Board considered the results of the pre-sign market check process conducted by the Company, with the assistance of Raymond James from approximately December 22, 2009 until January 2010. The Board also considered that, during this process, Raymond James, at the Company’s instruction, solicited third party interest in a possible transaction with the Company from and provided certain financial and operation information to approximately five potential strategic acquirers other than Company A. The Board also considered the fact that none of the other potential acquirers signed confidentiality and standstill agreements and that no time limitations were imposed on these potential purchaser candidates. The Board also considered (i) the results of the discussions with Company A since October 2009 and in particular during the period of mid-December 2009, through January 29, 2010, (ii) whether parties other than Parent or Company A would be willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the Offer Price and Merger Consideration, and (iii) the risks of the proposed transaction with Parent, and the risks to the Company’s business that may have resulted from initiating a prolonged auction process.

•	Strategic Alternatives. The Board considered several potential alternatives to the acquisition by Parent, including the possibility of continuing to operate the Company as an independent entity and potential combinations with other merger partners, and the desirability and perceived risks of these and other alternatives, as well as the range of potential benefits to the Company’s stockholders of each of these alternatives. The Company also considered the possibility of entering into a transaction in which stockholders of the Company would receive stock of another company or a combination of stock of another company and cash in exchange for their Shares.

•	Likelihood of Consummation. Board considered the likelihood that the Merger will be consummated. In particular:

Extension of Offer Period.  The Board considered the fact that Parent is required, if requested by the Company, to extend the Offer for up to two additional 10-business-day periods if the Minimum Tender Condition is not satisfied and to extend the Offer for specified periods if certain other conditions to the consummation of the Offer are not satisfied or waived. The Board also considered that the Merger Agreement provides that Parent may exercise a “top-up” option to purchase additional Shares sufficient to acquire one Share more than 90% of the number of Shares then outstanding, which option may be exercised, in whole but not in part, during the 10-business-day period commencing as of the date of Purchaser’s acceptance for payment of Shares pursuant to the Offer (see Item 8 — Top-Up Option below).

Minimum Condition.  The Board considered the fact that the consummation of the Offer is conditioned on a majority of the Shares on a fully diluted basis being validly tendered in the Offer and not withdrawn and that such condition is not waivable.

Other Conditions to the Offer and the Merger.  The Board considered that there are no conditions to the Offer and the Merger that could make consummation of the transactions highly or unusually conditional, including that neither consummation of the Offer nor the Merger is conditioned on Parent obtaining external financing for the transaction or on obtaining any non-governmental third party consents to the transaction. The Board noted that there are not expected to be any non-routine antitrust authority approvals or other regulatory impediments to consummation of the Offer and the Merger. The Board noted that, once the Offer was consummated, there would be very few conditions to the consummation of the Merger and the fact that continuing directors will be in place to enforce the Merger Agreement.

Parent Resources.  The Board considered Parent’s financial position and ability to pay the Offer Price without the need for any external financing.

•	Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Parent and Purchaser) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to a number of potential inherent near-team risks, particularly with respect to the uncertainties of the impact of the pending federal and state health care reform initiatives, as discussed above, and competition.

•	Terms of the Merger Agreement. The Board considered the provisions of the Merger Agreement, including the respective representations, warranties, covenants and termination rights of the parties, and the reasonableness of the deal protection terms of the Merger Agreement as described above.

•	Opinion of the Company’s Financial Advisor. The Board considered Raymond James’ opinion, dated February 2, 2010, to the effect that, as of February 1, 2010, and based upon and subject to the matters set forth in the opinion, the Merger Consideration to be paid to holders of Shares (other than Parent and its affiliates) in the Offer and Merger was fair, from a financial point of view, to those holders. The full text of Raymond James’ written opinion to the Board, setting forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Raymond James, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference. Company stockholders are encouraged to read the Raymond James opinion fully and in its entirety.

•	Competitive Environment. The Board considered the competitive environment in which the Company operates and the competitive challenges facing the Company if it remained as an independent company, especially given that many of the Company’s competitors have significantly greater financial resources, more experience, a longer-term reputation in the market and broader product offerings than the Company, and enjoy sales and marketing advantages that could influence consumers to choose their products over those of the Company, regardless of relative safety and effectiveness of the products.

•	Reputation of Parent. The Board considered the general reputation of Parent in Japan and throughout the world, and the sophistication and experience of Parent in executing and consummating corporate transactions.

•	Availability of Appraisal Rights. The Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares of Common Stock as determined by the Delaware Court of Chancery.

The Board also considered and discussed a number of risks, uncertainties and other countervailing factors in its deliberations relating to entering into the Merger Agreement and the transactions contemplated thereby, including:

•	Impact on the Company’s Stockholders. The Board considered the fact that, subsequent to the completion of the Merger, the Company would no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company’s stockholders from participating in future earnings or growth of the Company and from benefiting from any appreciation in value of the combined company.

•	Effect of Public Announcement. The Board considered the effect of a public announcement of the Merger Agreement on the Company’s operations, stock price, customers and employees and its ability to attract and retain key management, research and sales personnel.

•	Operating Covenants. The Board considered the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course consistent with past practice and will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent.

•	Effect of Disruption or Failure to Complete Transaction. The Board considered the amount of time it could take to complete the Offer and the Merger, including the risk that either Company A or an unexpected bidder could potentially disrupt the transaction or that a dispute might arise regarding any term of the Merger Agreement, and the possibility that the transactions contemplated by the Merger Agreement, including the Offer and Merger, might not be consummated, and that if the Offer and Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transactions, the Company will have incurred significant transaction costs that cannot be amortized or capitalized and that the Company has disclosed a significant amount of confidential proprietary information to a potential competitor, and that the negative perception of a failed transaction could have an adverse effect on the Company’s continuing business and could potentially result in a loss of business partners and employees.

•	Change in Prospects Pending Closing. The Board considered the risk that the Company’s prospects could change materially and in a manner unforeseen at the time the Merger Agreement was entered into, including in ways beneficial to the Company, and that the Offer Price and the Merger Consideration is fixed at $11.50 per Share, regardless of such changes, and the Merger Agreement does not permit the Company to terminate the Merger Agreement by reason of any material beneficial change or development, in themselves.

•	Taxation. The Board considered the fact that, because the Offer and the Merger are 100% cash transactions, any gains from the sale of Shares in the transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and Merger, as described in Item 3 above.

The Board believed that, overall, the potential benefits to the Company’s stockholders of entering into the Merger Agreement outweighed the contemplated risks and therefore would provide the maximum value to the Company’s stockholders.

The foregoing discussion of information and material factors considered by the Board of Directors is not intended to be exhaustive, but it does describe all material factors considered. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, each individual member of the Board applied his own personal business judgment to the process and may have given different weight to different factors. Except as specifically described above, the Board of Directors did not reach any collective view that any individual factor described above either supported or did not support the overall recommendation of the Board.

Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter between the Company and Raymond James dated August 18, 2009, the Company retained Raymond James as its exclusive financial advisor in connection with the Offer and Merger (the Offer and Merger, collectively and not separately, are referred to as the “Transaction”). At the meeting of the Board on February 2, 2010, Raymond James delivered to the Board its opinion that, as of February 1, 2010, and based upon, and subject to, various qualifications and assumptions described with respect to its opinion, the consideration to be received in the Transaction by holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders.

The full text of the written opinion of Raymond James, dated February 2, 2010, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Annex A hereto. Raymond James’s opinion, which is addressed to the Board, is directed only to the fairness, from a financial point of view, to the holders of Shares (other than Parent and its affiliates), of the consideration to be received in the proposed Transaction by such holders. Raymond James expressed no opinion on the relative merits of the Transaction compared to any alternative that might be available to the Company or the terms of the Merger Agreement. Raymond James’s opinion does not constitute a recommendation to the Board, any holder of the Shares, or any other person as to whether such holder should tender its Shares into the Offer or how such holder should vote with respect to the Transaction or how any such person should act with respect to any other matter and does not address any other aspect of the Transaction or any other transaction. Raymond James’s opinion does not address the fairness of the proposed Transaction to, or any consideration that may be received by, the holders of any other class of securities, creditors or constituencies of the Company, or the underlying decision by the Company or the Board to pursue the Transaction. Raymond James expressed no opinion as to the price at which Shares or any other securities would trade at any future time. In addition, Raymond James did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by its officers, directors, or employees, or any class of such persons, in connection with or as a result of the Transaction. Raymond James’s opinion was authorized for issuance by the Fairness Opinion Committee of Raymond James. The summary of the opinion of Raymond James set forth herein is qualified in its entirety by reference to the full text of such opinion. Holders of Shares are urged to read this opinion in its entirety.

In arriving at its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the Merger Agreement draft dated February 2, 2010;

•	reviewed the Company’s annual report filed on Form 10-K for the fiscal year ended December 31, 2008;

•	reviewed the Company’s quarterly reports filed on Form 10-Q for the quarters ended September 30, 2009, June 30, 2009, and March 31, 2009;

•	reviewed certain other publicly available information on the Company;

•	reviewed other Company financial and operating information provided by the Company;

•	discussed the Company’s operations, historical financial results, future prospects and performance, and certain other information related to the aforementioned with the Company’s management team;

•	reviewed the historical stock price and trading activity for the Shares;

•	compared financial and stock market information for the Company with similar information for certain other companies with publicly-traded equity securities;

•	reviewed the financial terms and conditions of certain recent business combinations involving companies in businesses, or with business segments, Raymond James deemed to be similar in certain respects to those of the Company;

•	reviewed certain historical information related to premiums paid in acquisitions of publicly traded companies within a similar size range;

•	performed a discounted cash flow analysis based on management projections for the four-year period ended December 31, 2013; and

•	considered such other quantitative and qualitative factors that Raymond James deemed to be relevant to its evaluation.

Raymond James did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it by or on behalf of the Company or otherwise reviewed by Raymond James, including, without limitation, any financial information, forecasts, or projections considered in connection with the rendering of its opinion. For purposes of its opinion, Raymond James assumed and relied upon, with permission from the Board, the accuracy and completeness of all such information. Raymond James did not conduct a physical inspection of any of its properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the Company’s assets or liabilities (contingent or otherwise). With respect to projections and estimates, including management guidance, along with other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James (i) assumed, with permission from the Board, that such projections, estimates and other such information and data had been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management and (ii) relied upon the Company’s management to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no view as to any such projections or estimates or the bases and assumptions on which they were prepared.

In rendering its opinion, Raymond James assumed that the Transaction would be consummated on the terms described in the Merger Agreement without waiver of any conditions. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct. Raymond James also assumed that all material governmental, regulatory, or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory, or other consents and approvals necessary for the consummation of the Transaction, no restrictions will be imposed or amendments, modifications, or waivers made that would have any adverse effect on the Company. Raymond James expressed no opinion regarding the tax, legal or regulatory aspects of the Transaction.

Raymond James’s opinion is necessarily based on economic, market, and other conditions and the information made available to Raymond James as of February 1, 2010. It should be understood that subsequent developments could affect Raymond James’s opinion and that Raymond James does not have any obligation to reaffirm its opinion.

Summary of Financial Analyses Conducted by Raymond James

The following is a summary of the material financial analyses underlying Raymond James’s opinion, dated February 2, 2010, delivered to the Board in connection with the Transaction at a meeting of the Board on February 2, 2010. The order of the analyses described below does not represent the relative importance or weight given to those analyses by Raymond James or by the Board. Considering such data without considering the full narrative description of the financial analyses could create a misleading or incomplete view of Raymond James’s financial analyses.

In arriving at its opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

The following summarizes the material financial analyses presented by Raymond James to the Board at its meeting on February 2, 2010, and considered by Raymond James in rendering its opinion. The description below explains Raymond James’s methodology for evaluating the fairness, from a financial point of view, of the consideration to be received in the Transaction by the holders of Shares, other than Parent and its affiliates. No company or transaction used in certain of the analyses described below was deemed to be directly comparable to the Company or the Transaction, and the summary set forth below does not purport to be a complete description of the analyses or data presented by Raymond James.

Historical Stock Trading Analysis

Raymond James analyzed the historical market prices and trading activity of Shares between September 21, 2006, and February 1, 2010. During this period, Shares achieved a closing price high of $13.10 and a closing price low of $4.70. During the twelve-month period ended February 1, 2010, Shares achieved a closing price high of $7.32 and a closing price low of $4.93. The results of the summary volume-weighted average price (“VWAP”) analysis are summarized below.

		Implied
	Price	Premium

Transaction consideration	$11.50	—
One-day VWAP*	$6.12	87.9%
Five-day VWAP	$6.16	86.7%
30-day VWAP	$6.08	89.1%
60-day VWAP	$6.03	90.7%
90-day VWAP	$6.20	85.5%

*	Volume weighted average price is the ratio of the value traded to total volume traded over a particular time horizon.

Raymond James also presented a stock price histogram, for the trailing twelve-month and six-month periods, illustrating that all of the trading activity in Shares during the twelve-month and six-month periods prior to announcement of the Transaction occurred at prices substantially below the per Share Transaction consideration of $11.50.

Selected Public Companies Analysis

Raymond James compared historical and projected revenues, operating earnings, net income and capitalization for the Company to certain publicly available historical and projected revenues, operating earnings, net income and capitalization information for eighteen selected companies, each of which Raymond James believed to have a business model reasonably comparable, in whole or in part, to that of the Company. The selected companies included:

•	Abaxis, Inc.

•	Clarient, Inc.

•	Immucor Inc.

•	Inverness Medical Innovation Inc.

•	Iris International Inc.

•	Meridian Bioscience Inc.

•	Orasure Technologies Inc.

•	Quidel Corp.

•	Trinity Biotech plc

•	Abbot Laboratories

•	Bayer AG

•	Becton, Dickinson and Company

•	Covidien plc

•	Johnson & Johnson

•	Medtronic, Inc.

•	Perrigo Co.

•	Procter & Gamble Co.

•	Roche Holding AG

For each of the selected companies, Raymond James analyzed the multiples of enterprise value (calculated as the sum of the value of common equity on a fully diluted basis plus debt minus cash) divided by (i) estimated or projected revenue and (ii) estimated or projected earnings before interest, income taxes, depreciation, and amortization, or EBITDA (adjusted for non-recurring income and expenses), for the years ending December 31, 2009 and 2010. Raymond James also analyzed the multiples of equity value per share divided by the estimated or projected diluted earnings per share (“EPS”) (adjusted for non-recurring income and expenses) for the years ending December 31, 2009 and 2010. Raymond James reviewed the relative valuation multiples of the selected companies and compared them to corresponding multiples for the Company implied by the Transaction consideration of $11.50 per Share for the Shares. The results of the selected public company analysis are summarized below:

	Home
	Diagnostics
	(Transaction
Multiple	Consideration)		Mean		Median

Enterprise Value/Revenue:
CY2009	1.5	x	2.7	x	2.6	x
CY2010	1.3	x	2.5	x	2.4	x
Enterprise Value/EBITDA
CY2009	12.9	x	11.2	x	10.4	x
CY2010	8.6	x	11.2	x	9.5	x
Price/EPS:
CY2009	37.3	x	17.8	x	15.7	x
CY2010	22.7	x	17.1	x	14.5	x

Raymond James then applied the mean and median multiples for the selected companies to the relevant revenue, EBITDA, and EPS metrics for the Company, using management internal projections to determine a range of implied Company enterprise values. After adjusting for the Company’s capitalization, Raymond James reviewed the range of per share prices derived in the selected public companies analysis as of February 1, 2010, and compared them to the Transaction consideration of $11.50 per Share for the Company. The results of the selected public companies analysis are summarized below:

	Home
	Diagnostics
	(Transaction
Equity Value per Share	Consideration)	Mean	Median

Enterprise Value/Revenue:
CY2009	$11.50	$18.84	$18.35
CY2010	$11.50	$19.68	$19.34
Enterprise Value/EBITDA
CY2009	$11.50	$10.26	$9.66
CY2010	$11.50	$14.28	$12.43
Price/EPS:
CY2009	$11.50	$5.47	$4.84
CY2010	$11.50	$8.65	$7.35

No company utilized in the selected companies’ analysis is identical to the Company, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning its financial and operating characteristics and other factors that would affect the companies to which the Company is being compared.

Selected Transactions Analysis

Raymond James derived a range of potential values for the Company relative to the valuation of the target companies in twelve selected mergers and acquisition transactions involving companies that Raymond James believed to have businesses, or business segments, similar in certain respects to those of the Company. The selected transactions were announced and completed (or were then pending) between January 2004 and February 2010 and consist of the following:

•	Inverness Medical Innovations, Inc. acquisition of Concateno plc, closed August 2009

•	ComVest Investment Partners acquisition of NationsHealth, Inc., closed July 2009

•	Covidien plc acquisition of VNUS Medical Technologies, Inc., closed June 2009

•	Inverness Medical Innovations, Inc. acquisition of ACON Immunoassay secondary territory, closed April 2009

•	Inverness Medical Innovations, Inc. acquisition of BBI Holdings Plc, closed February 2008

•	Medco Health Solutions Inc. acquisition of PolyMedica Corporation, closed October 2007

•	Inverness Medical Innovations, Inc. acquisition of Cholestech Corporation, closed September 2007

•	Siemens AG acquisition of Bayer Diagnostics, closed January 2007

•	Inverness Medical Innovations, Inc. acquisition of ACON Immunoassay primary territory, closed March 2006

•	Warburg Pincus LLC acquisition of CCS Medical Holdings, Inc., closed October 2005

•	Owens & Minor Inc. acquisition of Access Diabetic Supply, LLC, closed January 2005

•	Abbott Laboratories acquisition of TheraSense, Inc., closed April 2004

Raymond James examined valuation multiples of transaction enterprise value compared to the revenue and EBITDA (adjusted for non-recurring income and expenses) of the target companies, in each case for the reported twelve-month period prior to announcement of the transaction, where such information was publicly available. Raymond James also analyzed the multiples of equity value per share divided by the diluted EPS (adjusted for non-recurring income and expenses) for the reported twelve-month period prior to announcement of the transaction. Raymond James reviewed the relative valuation multiples of the selected transactions and compared them to corresponding multiples for the Company implied by the Transaction consideration of $11.50 per Share. The results of the selected transactions analysis are summarized below:

	Home
	Diagnostics
	(Transaction
Multiple	Consideration)		Mean		Median

Revenue	1.6	x	3.4	x	3.3	x
EBITDA	15.8	x	14.8	x	11.6	x
Price/EPS	42.6	x	33.8	x	31.5	x

Raymond James then applied the mean and median multiples for the selected transactions to the relevant Company revenue, EBITDA, and EPS metrics to determine a range of implied Company enterprise values. After adjusting for its capitalization, Raymond James reviewed the range of per share prices derived in the selected transactions analysis and compared them to the offer price of $11.50 per Share for the Company. The results of the selected transactions analysis are summarized below:

	Home
	Diagnostics
	(Transaction
Equity Value per Share	Consideration)	Mean	Median

Revenue	$11.50	$22.24	$21.70
EBITDA	$11.50	$10.87	$8.95
Price/EPS	$11.50	$9.12	$8.52

No transaction utilized in the selected transactions analysis is identical to the proposed Transaction, including the timing or size of the transactions, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the Company’ financial and operating characteristics and other factors that would affect the selected transactions to which the Company is being compared.

Premiums Paid Analysis

For informational purposes, Raymond James analyzed the premiums paid in all-cash acquisitions for 56 U.S. publicly-traded companies with a transaction enterprise value between $100 and $500 million that were announced and completed between January 1, 2008, and February 1, 2010.

Raymond James’s analysis was based on the one-, five-, thirty-, sixty- and ninety-day average implied premiums paid in such transactions. The implied premiums in this analysis were calculated by comparing the publicly disclosed transaction price to the target company’s one-, five-, thirty-, sixty- and ninety-day stock price prior to the announcement of each of the applicable transactions, as summarized below, together with the premiums for the relevant dates implied by the Transaction consideration of $11.50 per Share for the Shares:

	Home
	Diagnostics
	(Transaction
Premiums Paid	Consideration)	Mean	Median

One-day premium	87.9%	64.6%	40.6%
Five-day premium	86.4%	66.1%	46.7%
30-day premium	104.3%	64.6%	44.0%
60-day premium	85.8%	55.1%	43.2%
90-day premium	75.8%	40.7%	35.3%

The implied price per Share range for the Company shown in the table below was calculated with the above transaction premiums using the closing price of Shares on the relevant date.

	Home
	Diagnostics
	(Transaction
Premiums Paid	Consideration)	Mean	Median

One-day premium	$11.50	$10.07	$8.60
Five-day premium	$11.50	$10.25	$9.05
30-day premium	$11.50	$9.27	$8.11
60-day premium	$11.50	$9.60	$8.86
90-day premium	$11.50	$9.20	$8.85

No transaction utilized in the premiums paid analysis is identical to the Transaction, including the timing or size of the transactions, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning its financial and operating characteristics and other factors that would affect the acquisition value of companies to which the Company is being compared.

Discounted Cash Flow Analysis

Raymond James analyzed the discounted present value of the Company’s projected free cash flows for the years ending December 31, 2010 through 2013 on a standalone basis. Raymond James used free cash flows, defined as earnings after taxes, plus depreciation, plus amortization, plus stock based compensation, less capital expenditures, less changes in net working capital.

The discounted cash flow analysis was based on projections of the Company’s financial performance provided to Raymond James by the Company’s management. Consistent with the periods included in the financial projections, Raymond James used a range of perpetual growth rates from 3.0% to 4.0% to derive a range of terminal values for the Company in 2013.

The projected free cash flows and terminal values, including the future tax benefits associated with the utilization of net operating losses as described to Raymond James by its management, were discounted using rates ranging from 13.0% to 17.0%, which reflected its weighted average cost of capital. The resulting range of present equity values was divided by the number of diluted shares outstanding in order to arrive at a range of present values per share. Raymond James reviewed the range of per share prices implied by the discounted cash flow analysis and compared them to the Transaction consideration of $11.50 per Share for the Shares. The results of the discounted cash flow analysis are summarized below:

	Home
	Diagnostics
	(Transaction
Discounted Cash Flow	Consideration)	Low	High

Equity value per Share	$11.50	$10.35	$15.07

Additional Considerations

The foregoing summary describes all analyses and quantitative factors that Raymond James deemed material in its presentation to the Board but is not a comprehensive description of all analyses performed and factors considered by Raymond James in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

The analyses are not appraisals nor do they necessarily reflect the prices at which assets or securities actually may be sold. In performing its analyses, Raymond James made, and was provided by the Company management with, numerous assumptions with respect to industry performance, general business, economic, and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James, particularly those based on projections or estimates, are not necessarily indicative of actual values, trading values, or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses at the time of the opinion delivery. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company or its advisors, none of the Company, Raymond James or any other person assumes responsibility if future results or actual values are materially different from these projections, estimates, or assumptions. All such analyses were prepared solely as a part of Raymond James’s analysis of the fairness, from a financial point of view, of the consideration to be received in the Transaction by holders of Shares (other than Parent and its affiliates). Raymond James’s opinion is directed to the Board and is intended for its use in considering the Transaction. The per Share Offer Price was determined through negotiations between the Board and Parent. The opinion of Raymond James was one of many factors taken into consideration by the Board in making its determination to approve the Transaction. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Board or management with respect to the value of the Company. The Company placed no limits on the scope of the analysis performed by Raymond James, other than as described above.

For a description of the terms of Raymond James’ engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all the Company’s executive officers, directors, subsidiaries and affiliates which own Shares of the Company currently intend to tender or cause to be tendered all Shares over which such person or entity has sole dispositive power pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement, other than such Shares, if any, that such person may have an unexercised right to purchase by exercising Options. Each of the directors of the Company has entered into a Stockholder Agreement described under Item 3 — Past Contacts, Transactions, Negotiations and Agreements. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, subsidiary or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Board selected Raymond James as financial advisor in connection with the Merger based on Raymond James’s qualifications, expertise, reputation, and experience in mergers and acquisitions. For services rendered in connection with the delivery of its opinion, the Company paid Raymond James an investment banking fee upon delivery of its opinion of $400,000. The Company will also pay Raymond James a fee of $1,716,800 for advisory services in connection with the Transaction, which is contingent upon consummation of the Merger. The Company also agreed to reimburse Raymond James for expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Additional information pertaining to the retention of Raymond James by the Company is set forth in Item 4 under the heading “Opinion of the Company’s Financial Advisor” and is incorporated by reference into this Item 5.

In addition, pursuant to the terms of the Merger Agreement, Parent and the Company will each pay half of all preparation, printing and mailing costs relating to the distribution of the Offer materials and related SEC filings and the filing fee for the Notification and Report Form under the Hart-Scott-Rodino Act of 1976.

Parent has hired Wells Fargo as depositary and paying agent and Innisfree M&A Incorporated as information agent for the Offer.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger except that such solicitations or recommendations may be made by directors or officers of the Company, for which services no additional consideration will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee and director equity compensation plans, no transactions in the Shares have been effected during the last 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, except that (i) George H. Holley, Chairman of the Board of the Company, disposed of 450,000 Shares by gift on December 17, 2009, (ii) George S. Godfrey, Vice President, Operations, of the Company, disposed of 6,000 Shares by gift on December 14, 2009, and disposed of 6,000 Shares by gift on January 4, 2010 and (iii) T. Gary Neel, Vice President, Research and Development, of the Company sold 1,500 Shares on the open market at a sale price of $11.44 per Share on February 3, 2010 pursuant to a Rule 10b5-1 trading plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement: (a) the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present divided rate or policy, or indebtedness or capitalization, of the Company; and (b) there are no transactions, Board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

Short-Form Merger.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

Top-Up Option.

Pursuant to the Merger Agreement, the Company has granted Purchaser an option (the “Top-Up Option”) to purchase from the Company the number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser as of immediately prior to the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares then outstanding (assuming the issuance of the Top-Up Option Shares), except that in no event will the Top-Up Option be exercisable for a number of Shares to exceed (i) the number of then authorized but unissued Shares, or (ii) the number of Shares that may be issued by the Company without the prior approval of its stockholders in accordance with the listing rules of the Nasdaq Global Select Market. If, as a result of the foregoing limitations, the number of Top-Up Option Shares, when added to the number of Shares beneficially owned by Purchaser, would constitute less than 90% of the then outstanding Shares, calculated after giving effect to the issuance of the Top-Up Option Shares, then Purchaser will not be permitted to exercise the Top-Up Option.

The Merger Agreement provides that the Top-Up Option may be exercised, in whole but not in part, during the 10 business day period commencing as of date of Purchaser’s acceptance for payment for Shares pursuant to the Offer. If Purchaser determines to exercise the Top-Up Option, it will deliver a written notice of exercise to the Company setting forth (i) the number of Shares that are expected to be owned by Purchaser immediately prior to the purchase of the Top-Up Option Shares and (ii) the place and time for the closing of the purchase of the Top-Up Option Shares (the “Top-Up Closing”). Purchaser’s notice will include an undertaking by Purchaser to consummate the Merger within three business days after the date of the Top-Up Closing. The Company will, as soon as practicable following receipt of such notice, notify Purchaser in writing of the number of Shares then outstanding and the number of Top-Up Option Shares. At the Top-Up Closing, Purchaser will pay the Company the aggregate purchase price for the Top-Up Option Shares and the Company will cause to be issued to Purchaser or its designee a certificate representing the Top-Up Option Shares. The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option will be determined by multiplying the number of such shares then subject to the Top-Up Option by the Offer Price. Purchaser may, at its election, pay the purchase price for the Top-Up Option Shares in cash in amount equal to the par value of the Top-Up Option Shares and through the delivery of an unsecured demand promissory note payable to the Company for the remainder of the purchase price. The promissory note will be payable on the first business day following the Effective Time.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Delaware Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time that person became an interested stockholder unless: (a) before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock, those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (c) at or subsequent to such time as the transaction in which that person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement and the Stockholder Agreements, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement and the Stockholder Agreements.

Appraisal Rights.

Holders of Shares do not have appraisal rights as a result of the Offer.  However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares will be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Merger Consideration.

The foregoing summary of the right of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will only be entitled to receive the Merger Consideration.

Regulatory Approvals.

Antitrust Laws of the United States.  The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

In connection with the purchase of Shares, on February 17, 2010, Parent is expected to file pursuant to the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC. The Company is also expected to file a Notification and Report Form under the HSR Act on that date. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after Parent’s form was received by the DOJ and FTC, unless early termination of the waiting period is granted. Parent and the Company have each requested early termination of the waiting period applicable to the Offer, but there can be no assurance that such early termination will be granted. In addition, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by Parent relating to the businesses in which Parent and its subsidiaries are engaged, the Company believes that the acquisition of Shares by Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result of such challenge. As used in this Statement, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Antitrust Laws of Countries and Jurisdictions Other Than the United States.  Parent is a company formed under the laws of Japan, and Parent and its subsidiaries conduct business primarily in countries and jurisdictions other than the United States. Parent has informed the Company that it does not believe that the acquisition of the Shares pursuant to the Offer or the Merger will violate the laws of those countries and jurisdictions or require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. Nonetheless, in connection with the acquisition of the Shares pursuant to the Offer or the Merger, it may be that the laws of certain of those foreign countries and jurisdictions will require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. Furthermore, the governments in such countries and jurisdictions might attempt to impose additional conditions on the Company’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that the Company will be able to, or that Parent or Purchaser will, satisfy or comply with such laws.

Other than as described in this Statement, none of the Company, Parent or Purchaser are aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, each of the Company, Parent and Purchaser expect such approval or other action would be sought or taken.

Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Annual and Quarterly Reports.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”), and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009 (the “10-Qs”) filed by the Company with the SEC, which are incorporated herein by reference.

Projected Financial Information.

The Company does not, as a matter of course, make public forecasts or projections as to future performance or financial data and is especially wary of making projections for extended earnings periods due to the inherent unpredictability of the underlying assumptions and estimates. However, in connection with the Board’s review process, the Company provided certain projections to Parent and to the Company’s financial advisors, which projections were based on the Company’s estimate of its future financial performance as of the date they were provided.

Included below are the material portions of the projections to give stockholders access to certain nonpublic information prepared for purposes of considering and evaluating the Offer and the Merger. The inclusion of this information should not be regarded as an indication that the Company’s management, the Board, Raymond James or Parent considered, or now considers, this information to be a reliable prediction of actual future results, and such data should not be relied upon as such. Neither the Company nor any of its affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to provide any update or revision thereof.

The following table details management’s 2009 estimate and operating projections through 2013:

	Year Ended
	2009E	2010P	2011P	2012P	2013P
	(In thousands)

Net sales	$125,561	$143,239	$162,110	$183,729	$211,444
EBIT	8,224	13,495	18,446	27,281	37,832
EBITDA	14,657	21,947	29,104	38,939	50,491

The projected financial information above was prepared by and is the responsibility of management and was not prepared with a view towards public disclosure or compliance with generally accepted accounting principles or with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projected financial information. The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has neither examined, compiled nor performed any procedures with respect to the projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated herein by reference, does not extend to the projected financial information and should not be read to do so. The internal financial forecasts (upon which the projections were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and business developments. The projections described above also reflect numerous assumptions made by the Company’s management with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond management’s control. Accordingly, there is no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. In addition, the projections do not consider the effect of the Offer and the Merger.

Readers of this Schedule 14D-9 are cautioned not to rely on the projections described above. These projections are forward-looking statements and are based on expectations and assumptions at the time they were prepared. The projections are not guarantees of future performance and involve risks and uncertainties that may cause future financial results and stockholder value of the Company to materially differ from those expressed in the projections. Accordingly, the Company cannot assure you that the projections described above will be realized or that the Company’s future financial results will not materially vary from the projections. The projections described above do not take into account the Offer and the Merger or any of the transactions contemplated by the Merger Agreement. The Company does not intend to update or revise the projections.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in, or incorporated by reference into, this Statement, other than purely historical information, including estimates, forecasts, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement.

The forward-looking statements contained in this Statement are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations based on a number of factors affecting the Company’s business. Detailed discussions of the risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements contained in this Statement are included from time to time in the Company’s SEC reports and filings, including the 10-K and 10-Qs. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit
Number	Document

(a)(1)	Offer to Purchase, dated February 11, 2010. (Incorporated herein by reference to the Schedule TO filed by Parent with the SEC on February 11, 2010.)*
(a)(2)	Form of Letter of Transmittal. (Incorporated herein by reference to the Schedule TO filed by Parent with the SEC on February 11, 2010.)*
(a)(3)	Form of Letter to Stockholders of the Company, dated February 11, 2010.*
(a)(4)	Joint Press Release issued by the Company and Parent, dated February 3, 2010 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9 filed by the Company with the SEC on February 3, 2010).
(a)(5)	Opinion of Raymond James Securities Inc., dated February 2, 2010 (included as Annex A to this Schedule 14D-9).*
(e)(1)	Agreement and Plan of Merger among the Company, Parent and Purchaser, dated as of February 2, 2010 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 4, 2010).
(e)(2)	Form of Indemnification Agreement for Directors and Officers (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 1, 2006) (File No. 333-133713).
(e)(3)	Income Protection Continuation Letter Agreement dated December 20, 2006, between the Company and Ronald Rubin (incorporated by reference to Exhibit No. 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2006).
(e)(4)	Offer letter including Income Protection Continuation provision, dated July 30, 2007, between the Company and Scott Verner (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2009).
(e)(5)	Income Protection Continuation Letter Agreement, dated September 25, 2007, between the Company and George Godfrey (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2009).
(e)(6)	Income Protection Continuation Letter Agreement, dated March 6, 2008, between the Company and Gary Neel (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2009).

Exhibit
Number	Document

(e)(7)	Employment Agreement, dated February 23, 2009, by and between the Company and Joseph H. Capper (incorporated by reference to Exhibit No. 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 25, 2009).
(e)(8)	Confidentiality Agreement dated June 27, 2009, between the Company and Nipro Medical Corporation.
(e)(9)	Confidentiality Agreement dated August 18, 2009, among the Company, Nipro Medical Corporation and Parent.
(e)(10)	Stockholder Agreement dated as of February 2, 2010, by and between Parent, Purchaser and George H. Holley (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the SEC on February 4, 2010).
(e)(11)	Stockholder Agreement dated as of February 2, 2010, by and between Parent, Purchaser and Donald P. Parson (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Company with the SEC on February 4, 2010)
(e)(12)	Stockholder Agreement dated as of February 2, 2010, by and between Parent, Purchaser and Joseph H. Capper (incorporated herein by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by the Company with the SEC on February 4, 2010)
(e)(13)	Stockholder Agreement dated as of February 2, 2010, by and between Parent, Purchaser and G. Douglas Lindgren (incorporated herein by reference to Exhibit 2.6 to the Current Report on Form 8-K filed by the Company with the SEC on February 4, 2010)
(e)(14)	Stockholder Agreement dated as of February 2, 2010, by and between Parent, Purchaser and Richard A. Upton (incorporated herein by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by the Company with the SEC on February 4, 2010)
(e)(15)	Stockholder Agreement dated as of February 2, 2010, by and between Parent, Purchaser and Tom Watlington (incorporated herein by reference to Exhibit 2.7 to the Current Report on Form 8-K filed by the Company with the SEC on February 4, 2010)
(e)(16)	Letter Agreement dated February 2, 2010, between the Company and Joseph H. Capper (incorporated by reference to Exhibit 10.1 to the Current Report on form 8-K filed by the Company with the SEC on February 4, 2010).

*	Included in the materials mailed to the Company’s stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

HOME DIAGNOSTICS, INC.

By:	/s/ Joseph H. Capper
Name:     Joseph H. Capper

Title:	President and Chief Executive Officer

Dated: February 11, 2010

Annex A

February 2, 2010

Board of Directors
Home Diagnostics, Inc.
2400 N.W. 55th Court
Fort Lauderdale, Florida 33309

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the Stockholders (as defined below) of Home Diagnostics, Inc. (the “Company”) of the Consideration (as defined below) to be received by the Stockholders in connection with the proposed Tender Offer and Merger (each as defined below) pursuant to an Agreement and Plan of Merger by and among NIPRO Corporation (the “Acquiror”), Ninja Acquisition Corporation (the “Acquisition Corporation”), a wholly-owned subsidiary of the Acquiror, and the Company to be dated February 2, 2010 (the “Agreement”). For the purposes of this letter and our related analyses, the term “Stockholders” means all holders of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, excluding the Acquiror and its affiliates. All capitalized terms used and not specifically defined herein have the respective meanings assigned to them in the Agreement.

Upon the terms and subject to the conditions set forth in the Agreement, the Acquiror will cause the Acquisition Corporation to commence a tender offer for all outstanding shares of Common Stock (the “Tender Offer”) at a price of $11.50 per share (the “Consideration”) net to the seller in cash. The Agreement further provides that, following completion of the Tender Offer, the Acquisition Corporation will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation as a wholly-owned subsidiary of the Acquiror, and each outstanding share of Common Stock, other than any shares held in treasury by the Company or held by the Acquiror or by any subsidiary of the Company or the Acquiror and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration, net in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with our review of the proposed Tender Offer and Merger and the preparation of our opinion, we have, among other things:

1. reviewed the financial terms and conditions as stated in the Agreement draft dated February 2, 2010;

2. reviewed the Company’s annual report filed on Form 10-K for the fiscal year ended December 31, 2008;

3. reviewed the Company’s quarterly reports filed on Form 10-Q for the quarters ended September 30, 2009, June 30, 2009, and March 31, 2009;

4. reviewed certain other publicly available information on the Company;

5. reviewed other Company financial and operating information provided by the Company;

6. discussed the Company’s operations, historical financial results, future prospects and performance, and certain other information related to the aforementioned with the Company’s management team;

7. reviewed the historical stock price and trading activity for the shares of the Common Stock;

8. compared financial and stock market information for the Company with similar information for certain other companies with publicly-traded equity securities;

9. reviewed the financial terms and conditions of certain recent business combinations involving companies in businesses, or with business segments, we deemed to be similar in certain respects to those of the Company;

10. reviewed certain historical information related to premiums paid in acquisitions of publicly traded companies within a similar size range; and

11. considered such other quantitative and qualitative factors that we deemed to be relevant to our evaluation.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by or on behalf of the Company or otherwise reviewed by us, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal for any of the assets or liabilities (contingent or otherwise) of the Company. With respect to projections and estimates provided to or otherwise reviewed by or discussed with us, including management guidance, we have assumed, with your consent, that such projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management. We express no view as to any such projections or estimates or the bases and assumptions on which they were prepared. We have relied upon Company management to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have not evaluated or received any evaluations of the solvency or fair value of the Company, the Acquiror, or Acquisition Corporation under any laws relating to bankruptcy, insolvency, or similar matters. We have assumed that the final form of the Agreement will be substantially similar to the draft we have reviewed, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver of any conditions thereof. We have assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of: (i) the current and projected financial position and results of operations of the Company; (ii) the historical market prices and trading activity of the Common Stock of the Company; (iii) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies; (iv) financial and operating information concerning selected business combinations involving target companies in businesses, or with business segments, we deemed to be similar in certain respects to those of the Company; (v) historical acquisition premiums paid relative to the market stock prices of selected publicly held companies; (vi) the discounted present value of the projected future cash flows of the Company based on management projections for the four-year period ending December 31, 2013; and (vii) the general condition of the securities markets.

In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of such analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction, or the availability or advisability of any alternatives to the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the

Stockholders. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. In formulating our opinion, we have considered only the cash Consideration for the Common Stock as is described above. We have not considered, and this opinion does not address, any compensation or other payments that may be made in connection with, or as a result of, the Transaction to the Company’s directors, officers, employees, or others. The delivery of this opinion has been approved by our Fairness Opinion Committee.

Raymond James & Associates Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. Raymond James will receive a customary fee from the Company upon the delivery of this opinion. Raymond James also has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a separate customary fee for such services; such fee is contingent upon consummation of the Transaction and is larger than the fee for the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, we may trade in the securities of the Company and the Acquiror for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain strategic advisory services to the Company, including a review of a potential strategic acquisition, during the previous two years, for which we have been paid customary fees.

Our opinion is based upon market, economic, financial, and other circumstances and conditions existing and disclosed to us as of February 1, 2010, and any material change in such circumstances and conditions would require a re-evaluation of this opinion, which you acknowledge we are under no obligation to undertake.

It is understood that this letter is for the information of the Company’s Board of Directors in evaluating the proposed Transaction and does not constitute a recommendation to the Company’s Board of Directors, any holder of Common Stock, or any other person as to whether such Stockholder should tender its shares into the Tender Offer or how such Stockholder should vote with respect to the Transaction or how any such person should act with respect to any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, provided, that this opinion may be reproduced in full in any tender offer solicitation / recommendation statement on Schedule 14D-9 and any proxy or information statement filed with the Securities and Exchange Commission or mailed or otherwise disseminated to Stockholders but may not otherwise be disclosed publicly in any manner without our prior written approval.

Based upon and subject to the foregoing, it is our opinion that, as of February 2, 2010, the Consideration to be received by the Stockholders pursuant to the Transaction is fair, from a financial point of view, to such Stockholders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Annex B

HOME DIAGNOSTICS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about February 11, 2010, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (the “Common Stock”), of Home Diagnostics, Inc., a Delaware corporation (the “Company”).

The Schedule 14D-9 relates to the cash tender offer by Nippon Product Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Nipro Corporation, a corporation organized under the laws of Japan (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated February 11, 2010 (the “Schedule TO”), and filed with the Securities and Exchange Commission (“SEC”), to purchase all of the outstanding shares of Common Stock at a price of $11.50 per share, net to the seller in cash, without interest (such price per share, or, if increased, such higher price per share, the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2010, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the board of directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of February 2, 2010 (the “Merger Agreement”), by and among the Company, Parent and Purchaser.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Potential Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock has one vote. As of February 2, 2010, 16,998,741 shares of Common Stock were issued and outstanding.

BACKGROUND INFORMATION

On February 2, 2010, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, within two business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

In the Merger, the shares of Common Stock issued and outstanding immediately prior to the consummation of the Merger (other than shares of Common Stock held by any subsidiary of the Company, any shares of Common Stock owned by Parent or any subsidiary of Parent or held in the treasury of the Company, all of which will be cancelled, and other than shares of Common Stock, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that upon the payment for the shares of Common Stock to be purchased pursuant to the Offer, subject to Section 14(f) of the Securities Exchange Act and Rule 14f-1 thereunder, Parent will be entitled to designate such number of directors serving on the Board (and on each committee of the Board and the board of directors of each subsidiary of the Company as designated by Parent) as will give Parent representation on the Board (or such committee or subsidiary board of directors) equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Board (or such committee or subsidiary board of directors) giving effect to the directors appointed or elected pursuant to this sentence, multiplied by (ii) the percentage that (A) such number of shares of Common Stock beneficially owned by Parent and its subsidiaries (including all shares of Common Stock purchased by Purchaser pursuant to the Offer) bears to (B) the total number of shares of Common Stock then outstanding, and the Company will, at such time, cause Parent’s designees to be so appointed or elected; provided that, in the event that Parent’s designees are appointed or elected to the Board, until the effective time of the Merger, the Board will have at least three directors (the “Independent Directors”) who were directors on February 2, 2010, and who will be independent for purposes of Rule 10A-3 under the Exchange Act. The Merger Agreement further provides that the Company must increase the size of the Board or seek the resignations of such number of directors as is necessary to provide Parent with such level of board representation and shall cause Parent’s designees to be so elected or appointed. The Merger Agreement further provides that the Company will include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to enable Parent’s designees to be elected to the Board.

Following the election or appointment of Parent’s designees pursuant to the Merger Agreement and until the effective time of the Merger, the approval of a majority of the Independent Directors (or of the sole Independent Director if there is only one Independent Director) will be required for the Company to authorize (and such authorization will constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, will be required to authorize) any change in recommendation of the Board with respect to the Offer or the Merger, any consent or action by the Company required under the Merger Agreement, including termination of the Merger Agreement by the Company, any amendment of the Merger Agreement or of the Company’s certificate of incorporation or bylaws, any extension of the time for performance of any obligation or action under the Merger Agreement by Parent or the Purchaser, any waiver of compliance with any covenant of Parent or the Purchaser or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company, any exercise of the Company’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Parent or the Purchaser under the Merger Agreement. If asked to take any of the actions or to perform any of the duties set forth above, and with respect to any transactions where Parent has or reasonably may be deemed to have interests that are materially different from or in addition to the interests of the non-affiliate holders of Common Stock, the Independent Directors will have the authority to retain at the expense of the Company one firm of independent counsel and other advisors as are reasonably appropriate to the exercise and discharge of their fiduciary and other duties and their obligations under the Merger Agreement. In addition, the Independent Directors will have the authority to institute any action, on behalf of the Company and the holders of Common Stock not affiliated with Parent (including at the request of such holders), to enforce the performance of the Merger Agreement.

Information with Respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the Board. However, such designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company.

Parent has advised the Company that none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, has a familial relationship with any director or executive officer of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The following sets forth information for the Potential Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). The current business address of Luis Candelario and Goichi Miyazumi is 3150 NW 107th Ave, Miami Florida 33172 USA, and the current business phone number of each such person is 305-599-7174. The current business address of Minoru Sano and Kazuo Wakatsuki is 3-9-3 Honjo-nishi, Kita-ku, Osaka 531-8510 Japan, and the current business phone number of each such person is 6-6372-2331. Luis Candelario is a citizen of the United States of America, each of the other Potential Designees is a citizen of Japan.

		Present Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

Luis Candelario	43	President of Nipro Medical Corporation and Nipro Diabetes Systems, Inc. (current position)
Goichi Miyazumi	40	Past Five Years: Controller of Nipro Medical Corporation (current position)
Minoru Sano	83	Past Five Years: President of Nipro Corporation (current position)
Kazuo Wakatsuki	64	June 2008: Accepted the Post of Managing Director, Sales Department, Nipro Corporation (current position) April 2003: Accepted the Post of Director, Sales Department, Nipro Corporation

CURRENT BOARD OF DIRECTORS

The Board is presently composed of six members and is divided into three classes, categorized as Class I, Class II and Class III. Each year, the directors in one of the three classes are elected to serve a three-year term. Currently, the Class I directors are serving a term of three years expiring at the Company’s 2010 Annual Meeting of Stockholders, the Class II directors are serving a term of three years expiring at the Company’s 2011 Annual Meeting of Stockholders and the Class III directors are serving a term of three years expiring at the Company’s 2012 Annual Meeting of Stockholders. Upon expiration of the term of each class of directors, the directors of such class will be elected for further terms of three years.

The members of the Board are identified below.

Name	Age	Position with the Company	Director Since

Joseph H. Capper	46	President, Chief Executive Officer and Director (Class III)	2009
George H. Holley(1)(3)	69	Chairman of the Board (Class III)	1985
Donald P. Parson(3)	68	Vice Chairman of the Board (Class I)	1996
G. Douglas Lindgren(1)(2)	65	Director (Class II)	2006
Richard A. Upton(1)(2)	46	Director (Class II)	2006
Tom Watlington(2)(3)	54	Director (Class I)	2007

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

(3)	Member of the Nominating and Corporate Governance Committee

The following are brief biographies of each current member of the Board.

Joseph H. Capper was appointed as the Company’s President and CEO and Director on February 23, 2009. Mr. Capper was most recently President and Chief Executive Officer of CCS Medical, a leading medical supply management company, from 2003 to 2008. Prior to joining CCS, Mr. Capper worked with Bayer Healthcare’s diabetes care division where he served as the division’s national sales director. Mr. Capper also served as an officer in the U.S. Navy earlier in his career. He holds a Bachelor of Science degree in Accounting from West Chester University and an MBA in International Finance from George Washington University.

George H. Holley has served as a director of the Company and Chairman of the Board of the Company since 1985. Mr. Holley is the co-founder of the Company. He served as the Company’s President and Chief Executive Officer from 1994 to 1997. Mr. Holley has served as President of U.S. Sign & Fabrication, a signage wholesaler, since 1991, and as President of Eye Level Corp., a consumer products company, since 2001. Prior to starting his own business ventures, Mr. Holley was employed with General Electric from 1967 through 1979. He graduated from Northwestern University’s Kellogg School of Management with a Master of Business Administration in Management/Marketing, and from the University of Notre Dame with a Bachelor of Business Administration in Finance.

Donald P. Parson has served as Vice Chairman of the Board since 2001 and has been a director of the Company since 1996. Mr. Parson is of counsel to the New York law firm of Satterlee Stephens Burke & Burke LLP, which acts as corporate counsel to the Company. He is a director of two publicly traded mutual funds, Philadelphia Fund and Eagle Growth Fund. Mr. Parson received a Juris Doctorate from Syracuse University College of Law, an LL.M. from New York University School of Law, and a Bachelor of Arts from Duke University.

G. Douglas Lindgren has served as a director of the Company since March 2006. Since 1991, Mr. Lindgren has been President of Lindgren Equity Capital, Inc, a private equity firm he founded to invest in leveraged buy-outs and venture capital investments. Prior to that, Mr. Lindgren was President and CEO of Hunter-Melnor, Inc., which manufactured and marketed Hunter ceiling fans, Melnor lawn care products, and Kenroy lighting. His career has included various sales and marketing positions with General Electric Company, Texas Instruments, and The Toro Company. Mr. Lindgren received a Bachelor of Arts from the University of Washington and a Masters in Business Administration from the University of Michigan.

Richard A. Upton has served as a director of the Company since March 2006. He is a General Partner of Harbor Light Capital Partners, a private investment firm focused on early stage and growth companies. From 1999 to 2008, Mr. Upton was President of Upton Advisors, LLC, a healthcare investment bank. Prior to that, Mr. Upton was a senior healthcare banker for Salomon Brothers and Bear, Stearns & Co. Mr. Upton has served as a director of numerous private companies, is the former Chairman of the Board of Trustees for Pine Hill Waldorf School and currently serves on the Investment Committee of the New Hampshire Charitable Foundation. Mr. Upton received a Masters in Business Administration degree from the University of Virginia’s Darden School of Business Administration and a Bachelor of Arts degree from Amherst College.

Tom Watlington has served as a director of the Company since June 2007. He has served as the Chief Executive Officer of Triage Wireless Inc., a medical device company, since February 2006. From February 2006 until December 2006, Mr. Watlington also served as President of Naviscan Pet Systems, a radiopharmaceutical company. From January 1999 through September 2004, Mr. Watlington served as Senior Vice President of Commercial Operations of Biosite, Inc., a medical device company, and from September 2004 until January 2006, he served as Executive Vice President and Chief Operating Officer of Biosite Inc. Mr. Watlington has a Bachelor of Science degree from the University of Maryland.

There are no family relationships among any of the Company’s directors or executive officers.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Set forth below is certain information concerning non-director employees who currently serve as executive officers. The Company’s executive officers serve at the discretion of the Board. There are no family relationships between any of the Company’s directors and executive officers. None of the corporations or other organizations referred to below with which an executive officer has been employed or otherwise associated is a parent, subsidiary or affiliate of the Company.

Name	Age	Position with the Company

Ronald L. Rubin	44	Senior Vice President and Chief Financial Officer
George S. Godfrey	44	Vice President, Operations
T. Gary Neel	46	Vice President, Research and Development
Scott I. Verner	45	Senior Vice President, Sales and Marketing
Peter F. Ferola	41	Vice President, General Counsel and Secretary
Lynne Brown	47	Vice President, HDI International

Ronald L. Rubin has served as Chief Financial Officer of the Company since November 2005. Prior to joining the Company, Mr. Rubin held the position of Executive Vice President and Chief Financial Officer for Waste Services, Inc., a solid waste services company operating in the United States and Canada, from September 2003 to May 2005. Prior to that, Mr. Rubin served as Chief Accounting Officer and Controller for Paxson Communications Corporation from February 2001 to August 2003, and in various capacities for AutoNation Inc., a Fortune 100 company, from March 1996 to February 2001, most recently as Vice President, Controller. Mr. Rubin earned a Bachelor of Science in Accounting from American University and a Master of Science in Taxation from Florida International University. Mr. Rubin is a Certified Public Accountant.

George S. Godfrey has served as Vice President of Operations of the Company since September 2007. Previously, he served as Vice President of Supply Chain Management at the Company. Prior to joining the Company in 1999, Mr. Godfrey spent twelve years at Dade Behring, Inc., a diagnostic manufacturer of clinical laboratory reagents and instrument systems. During his tenure at Dade Behring, Inc., Mr. Godfrey held managerial positions in the Company’s purchasing and planning, inventory control and manufacturing divisions before being elevated to Director of Operations in 1995. Mr. Godfrey holds a Bachelor of Science degree with a specialization in Purchasing and Materials Management from Florida State University.

T. Gary Neel has served as Vice President, Research and Development of the Company since June 2006. From September 2000 to June 2006, he served as the Director, Engineering Research and Development. Mr. Neel came to the Company from Boehringer Mannheim Diagnostic Corporation, which was acquired by Roche Diagnostics, where he worked for 14 years. Mr. Neel has studied Laser Electro-Optics and Electrical Engineering at Purdue University, University of Houston and Texas State Technical College.

Scott I. Verner has served as the Company’s Senior Vice President, Sales and Marketing since July 2007. Previously, Mr. Verner was the Vice President of Sales and Corporate Vice President for EyeTel Imaging, a joint venture of Radius Ventures, Bain Capital Ventures, Johns Hopkins and Eli Lilly, focused on developing technologies to treat diabetes and micro-vascular disease. Prior to serving at EyeTel Imaging, Mr. Verner worked for Allergan, Inc., where he was instrumental in leading the spin off of Advanced Medical Optics (AMO). Prior to that, Mr. Verner spent 12 years at Novartis, where he held several sales and marketing positions within the company’s medical device, OTC and vision businesses. Mr. Verner earned a Bachelor of Arts in History and Economics from the University of Tampa.

Peter F. Ferola has served as the Company’s Vice President, General Counsel and Secretary since June 2009, and General Counsel of the Company since joining the Company in January 2009. Prior to joining the Company, Mr. Ferola worked as a corporate and securities attorney with Greenberg Traurig LLP and with Dilworth Paxson, LLP in Washington, DC focusing on mergers, acquisitions, public securities offerings and corporate governance matters. From 1989 to 2002, Mr. Ferola worked in executive management roles for an American Stock Exchange-listed company, most recently serving as Vice President — Administration and Corporate Secretary, overseeing the company’s administrative functions, legal matters and investor relations. Mr. Ferola earned a Bachelor of Science and Juris Doctor degree from Nova Southeastern University and a Master of Laws in Securities and Financial Regulation from Georgetown University Law Center. Mr. Ferola has authored numerous articles on corporate and securities laws, with a particular focus on audit committees and regulations implemented in the wake of the Sarbanes-Oxley Act of 2002.

Lynne Brown has served as the Company’s Vice President, HDI International, since May of 2009. Prior to this, Ms. Brown had served as the Company’s General Manager of Latin America and the Caribbean since June 2006. Prior to taking an international role, Ms. Brown served the Company as a director of sales and marketing for the

U.S. region and held several key sales positions within the organization since joining the Company in 1990. Prior to joining the Company, Ms. Brown worked in sales for Moore Medical Corporation procuring medical supplies for corporations and institutions including Phillip Morris, Purdue University and AT&T. Ms. Brown holds a Bachelor of Arts from Quinnipiac College.

CORPORATE GOVERNANCE

Board Composition and Independence

Six individuals currently serve on the Board and there are no vacancies. All directors are elected by the Company’s stockholders at the annual meeting unless appointed to fill a vacancy.

In accordance with the Exchange Act, the rules promulgated thereunder, the applicable governance guidelines established by The NASDAQ Stock Market, Inc. (“NASDAQ”) and the requirements of the Sarbanes-Oxley Act of 2002, the Board believes that a substantial majority of its members should be independent, non-employee directors and has adopted criteria for establishing independence that meets or exceeds the NASDAQ listing standards. Each year, the Nominating and Corporate Governance Committee reviews the qualifications of each director and makes a determination regarding their independence. At this time, Messrs. Holley, Parson, Lindgren, Upton and Watlington qualify as independent directors in accordance with the NASDAQ listing standards for independence. The independent directors constitute all of the members of the Board committees.

Board Meetings and Committees

During 2009, the Board held 15 meetings and acted by unanimous written consent on seven occasions. In connection with the Company’s initial public offering in September 2006, the Company established two standing committees of the Board: an Audit Committee and a Compensation Committee. In June of 2007, the Board established a Nominating and Corporate Governance Committee to oversee the Company’s director nominating process and corporate governance issues. During 2009, the Audit Committee met five times and acted once upon written consent in lieu of meeting, the Compensation Committee met four times, and the Nominating and Corporate Governance Committee met three times. During 2009, each member of the Board attended at least 75% of (i) the total number of meetings of the Board held during the period for which he was a director and (ii) the total number of meetings held by all committees of the Board on which he served during the period that he served, except that Donald Parson only attended 73.3% of the meetings of the Board.

The Company has a policy of encouraging all directors to attend the annual stockholder meetings. All of the members of the Board attended the Company’s 2009 Annual Meeting of Stockholders.

Audit Committee.  The Company’s Audit Committee consists of Mr. Lindgren, (Chairman), Mr. Upton and Mr. Watlington, all of whom have been determined to be “independent” as defined in Rule 10A-3 of the Exchange Act and NASDAQ Marketplace Rules. The Audit Committee operates under a written charter, a copy of which is available on the Company’s website at www.homediagnostics.com. The Board has determined that each of the members of the Audit Committee satisfies the financial literacy and experience requirements of the NASDAQ Marketplace Rules and the rules of the SEC, and that Mr. Lindgren is an “audit committee financial expert.” The responsibilities of the Audit Committee include:

•	meeting with the Company’s management periodically to consider the adequacy of the Company’s internal control over financial reporting and the objectivity of the Company’s financial reporting;

•	appointing the independent registered public accounting firm, determining the compensation of the independent registered public accounting firm and pre-approving the engagement of the independent registered public accounting firm for audit and non-audit services;

•	overseeing the relationship with the independent registered public accounting firm, including reviewing independence and quality control procedures and experience and qualifications of audit personnel that are providing audit services to the Company;

•	meeting with the independent registered public accounting firm and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

•	reviewing the Company’s financing plans, the adequacy and sufficiency of the Company’s financial and accounting controls, practices and procedures, the activities and recommendations of the auditors and the Company’s reporting policies and practices, and reporting recommendations to the Company’s full board of directors for approval;

•	establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and, if applicable, the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the report required by the rules of the SEC to be included in the Company’s annual proxy statement.

Compensation Committee.  The Company’s Compensation Committee consists of each of Mr. Upton (Chairman), Mr. Lindgren and Mr. Holley, all of whom have been determined to be “independent” as defined in Rule 10A-3 of the Exchange Act and the NASDAQ Marketplace Rules. The functions of the Compensation Committee include:

•	establishing overall compensation policies;

•	reviewing and approving employee benefit programs; and

•	granting stock options and other stock based awards to the participants in the Company’s equity incentive plans.

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee consists of each of Mr. Parson (Chairman), Mr. Holley and Mr. Watlington, all of whom have been determined to be “independent” as defined in the NASDAQ Marketplace Rules. The Nominating and Corporate Governance Committee operates under a written charter, a copy of which is available on the Company’s website at www.homediagnostics.com. The functions of the Nominating and Corporate Governance Committee include:

•	recommending qualified candidates for election to the Company’s Board of Directors;

•	evaluating and reviewing the performance of existing directors;

•	making recommendations to the Board of Directors regarding governance matters, including the Company’s certificate of incorporation, bylaws and charters of the Company’s committees;

•	developing and recommending to the Board of Directors governance and nominating guidelines and principles applicable to the Company;

•	overseeing compliance with the Company’s Corporate Governance Guidelines and Standards of Integrity and reporting such compliance to the Board; and

•	reviewing of all related-party transactions.

DIRECTOR COMPENSATION

Non-employee directors receive the following compensation for Board and committee service:

Compensation
($)

Annual Board Retainer	20,000
Additional Chair Retainers:
Chairman of the Board	15,000
Audit Committee Chair	10,000
Compensation Committee Chair	5,000
Nominating and Corporate Governance Committee Chair	5,000
Board Meeting Fees:
In Person	2,000
Telephonic	1,000
Committee Meeting Fees:
In Person	1,000
Telephonic	500

In addition, non-employee directors are entitled to an annual stock option grant with a fair market value equal to approximately $50,000. On May 5, 2009, the Company awarded each non-employee director a stock option grant for 24,000 shares, with an exercise price equal to the closing price of the Company’s Common Stock on that day. The options have a seven-year term and vest in equal annual increments on each anniversary of the grant date during each director’s remaining term. Directors are also entitled to reimbursement for reasonable out-of-pocket expenses in connection with their travel and attendance at Board and committee meetings. Directors may elect to receive medical benefits in lieu of cash compensation.

2009 Compensation of Non-Employee Directors.  The following table lists the compensation paid to the Company’s non-employee directors

2009 Director Compensation

	Fees Earned or		All Other
	Paid in Cash	Option Awards	Compensation	Total
Name	($)	($)(2)	($)(1)	($)

George H. Holley	48,788	48,480	25,844	123,112
Donald P. Parson	22,434	49,920	17,566	89,920
G. Douglas Lindgren	33,695	52,080	13,805	99,580
Richard A. Upton	44,000	52,080	—	96,080
Tom Watlington	36,000	49,920	—	85,920

(1)	Other compensation includes value of medical insurance benefits in lieu of cash for director retainer fees. For George Holley, includes administrative services valued at approximately $19,600.

(2)	Grant date fair value.

The following table presents outstanding stock options as of December 31, 2009 for non-employee directors:

2009 Director Outstanding Equity Awards

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised
	Options	Options
Name	(#)	(#)
	Exercisable	Unexercisable

George H. Holley	534,400	24,000
Donald P. Parson	425,800	39,000
G. Douglas Lindgren	29,000	38,000
Richard A. Upton	29,000	38,000
Tom Watlington	19,500	39,000

COMMUNICATIONS WITH DIRECTORS

Stockholders and other parties interested in communicating directly with the non-employee directors as a group may do so by writing to: Chairman of the Board of Directors, c/o Corporate Secretary, Home Diagnostics, Inc., 2400 NW 55th Court, Fort Lauderdale, Florida 33309, in an envelope marked “Confidential.” The Secretary of the Company will promptly forward to the Chairman of the Board of Directors all such correspondence. In addition, if a stockholder wishes to communicate generally with the Board he or she may do so by writing to: Corporate Secretary, Home Diagnostics, Inc., 2400 NW 55th Court, Fort Lauderdale, Florida 33309. The Secretary of the Company reviews all such non-confidential correspondence and regularly forwards to the Board of Directors a summary of all correspondence as well as copies of all correspondence that, in the opinion of the Secretary, deals with the functions of the Board of Directors or its committees or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board of Directors and request copies of any such non-confidential correspondence.

Any stockholder or employee may submit at any time a good faith complaint regarding any accounting, accounting controls, internal controls or auditing matters concerning the Company without fear of dismissal or retaliation of any kind. All such complaints are immediately brought to the attention of the Company’s internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters. Confidential, anonymous reports may be made by writing to the Chair of the Audit Committee, c/o Corporate Secretary, Home Diagnostics, Inc., 2400 NW 55th Court, Fort Lauderdale, Florida 33309, in an envelope marked “Confidential.”

These policies and procedures are not intended to alter or amend the requirements a security holder must satisfy in order to (1) present a stockholder proposal at a meeting of stockholders, (2) nominate a candidate for the Board of Directors or (3) recommend a candidate for the Board of Directors for consideration by the Board of Directors as set forth in the Company’s Amended and Restated Bylaws, the criteria and procedures regarding director nominations of the Board of Directors and/or Rule 14a-8 of the Securities Exchange Act of 1934 to the extent applicable.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion & Analysis (“CD&A”) outlines the Company’s executive compensation programs. It explains the decision making process used by the Company’s Compensation Committee, the reasoning behind the Company’s executive compensation programs, and the actions the Compensation Committee took related to the compensation of the following individuals (the “Named Officers”):

•	Joseph H. Capper — President and Chief Executive Officer(1)

•	Ronald L. Rubin — Senior Vice President, Chief Financial Officer

•	Scott I. Verner — Senior Vice President, Sales & Marketing

•	George S. Godfrey — Vice President, Operations

•	T. Gary Neel — Vice President, Research and Development

•	Gregg Johnson — Vice President, Consumer Healthcare

•	Robert Tsao — Managing Director, Applied Sciences Corporation

•	J. Richard Damron, Jr. — Former President and Chief Executive Officer(1)

(1)	Mr. Damron resigned from the Company on March 31, 2009.

I.	Overview of the Company’s Compensation Programs

A. Philosophy and Objectives

The Compensation Committee is guided by the following philosophy and objectives when administering the Company’s executive compensation programs:

•	Compensation is Aligned with Stockholders’ Interests — The Compensation Committee believes that the most effective executive compensation program is one that aligns executives’ interests with those of the stockholders. To accomplish this objective, executives are granted stock options and stock appreciation rights (“SARs”) so that their total compensation is tied directly to the ultimate value realized by the Company’s stockholders.

•	Compensation is Competitive — The Compensation Committee seeks to provide a total compensation opportunity that allows the Company to attract, motivate and retain the executive talent that the Company needs in order to maximize its return to stockholders. To accomplish this objective, executive compensation is reviewed annually to ensure that compensation levels are competitive and reasonable given the Company’s level of performance.

•	Compensation Motivates and Rewards the Achievement of Goals — The Company’s executive compensation programs are designed to appropriately reward performance that meets and exceeds annual, long-term and strategic goals of the Company. To accomplish this objective, a significant portion of the executives’ compensation is at-risk.

B. Compensation Administration

Role of the Compensation Committee

Pursuant to the terms of its charter, the Compensation Committee is responsible for the review and approval of all aspects of the Company’s executive compensation program and makes decisions regarding the compensation of the Named Officers, including the Chief Executive Officer. The Compensation Committee’s responsibilities include but are not limited to the following:

•	Reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other Named Officers;

•	Evaluating the Chief Executive Officer’s performance at least annually in light of those goals and objectives, and determining the Chief Executive Officer’s compensation level based on this evaluation;

•	Establishing and reviewing on an annual basis compensation to the Named Officers, including (i) annual base salary level, (ii) annual incentive compensation, (iii) long-term incentive compensation, (iv) employment, severance and change-in-control agreements, if any, and (v) any other compensation, ongoing perquisites or special benefit items;

•	Reviewing and approving the Company’s employee benefit programs, including reviewing and approving any incentive and equity-based compensation plans of the Company that are subject to Board approval; and

•	Granting stock options and other stock and stock-based awards to the Company’s Named Officers, employees and other individuals in accordance with the terms of the Company’s equity-based compensation plans.

Additional information regarding the Compensation Committee’s responsibilities is set forth in its charter, which is posted on the Company’s website at http://investor.homediagnostics.com/governance.cfm.

Role of the Chief Executive Officer

The Company’s Chief Executive Officer makes recommendations to the Compensation Committee regarding the compensation of the other Named Officers. The Compensation Committee often requests that the Chief Executive Officer be present at Compensation Committee meetings where executive compensation and the performance of the Named Officers are discussed and evaluated. Within the framework of the compensation programs approved by the Compensation Committee, the Chief Executive Officer may recommend base salary adjustments and make suggestions regarding incentive plan performance measures and equity compensation grants for other Named Officers. The Chief Executive Officer does not play any role in the Compensation Committee’s deliberation of matters impacting his own compensation, and only Compensation Committee members are permitted to vote on matters related to the compensation of the Company’s Named Officers.

Role of the Independent Compensation Consultant

The Compensation Committee engages Pearl Meyer & Partners (the “Consultant”) to assist in gathering and analyzing data, advise the Compensation Committee on compensation standards and trends, and assist in the implementation of policies and programs. In 2009, the Consultant’s role was limited to providing input into the new CEO’s employment agreement and comments regarding the 2009 Proxy including the Company’s 2009 Equity Incentive Plan. The Consultant does not provide any other services to the Compensation Committee or the Company other than compensation consulting services. The Consultant’s role is to provide independent advice and counsel. The Consultant reports directly to the Chair of the Compensation Committee and may not work with management without the Chair’s permission. The Compensation Committee periodically meets with the Consultant, without management present, to discuss the Company’s compensation programs. The Consultant may provide consulting advice to management outside the scope of executive compensation. All work completed by the Consultant, whether for the Compensation Committee or management, is subject to the approval of the Compensation Committee. The Compensation Committee does not delegate authority to its outside advisor or to other parties.

C. Program Design

The Compensation Committee employs a straightforward approach in compensating the Named Officers in which base salary, annual incentives and stock options are the principal components. Executives generally participate in the same benefit programs as other full-time employees; however, in addition, certain executives including the Named Officers are eligible to participate in a nonqualified deferred compensation plan. No perquisites above the SEC reporting threshold were provided to the Named Officers in 2009, with the exception of relocation allowance and related tax gross up for Mr. Verner, and the amounts paid to Messrs. Tsao and Damron described below under the headings Other Compensation and Employment Agreements and Post-Termination Compensation.

The Company’s executive compensation programs are designed to provide executives with a reasonable level of fixed compensation through base salary and benefits, and an opportunity to earn incentive compensation through the annual and long-term incentive programs based on Company performance and increases in the value of the Company’s stock. The incentive plans are designed to pay well when performance meets or exceeds expectations and pay little or no incentive if performance is below expectations.

As an executive’s level of responsibility increases, the Compensation Committee generally targets a greater portion of the executive’s compensation to be contingent upon performance. For example, the Company’s Chief Executive Officer and the other Named Officers have a higher percentage of compensation at risk (and thus greater upside and downside potential) relative to the Company’s other employees. The Compensation Committee believes this is appropriate because the Named Officers have the greatest influence on the Company’s performance.

D. Compensation Review Process and Role of Market Data

The Compensation Committee annually reviews compensation for the Named Officers. In making its decisions, the Compensation Committee considers the executive’s role and responsibilities, Company and individual performance, and market data (as discussed below). This information is considered when setting base salaries, annual incentive opportunities, stock option award levels and the mix of compensation elements. While the Committee considers the market data, the Committee does not set compensation levels at a specific position relative to the market data.

On a periodic basis, the Compensation Committee engages the Consultant, its independent compensation consultant, to perform a compensation review for certain executives. In performing the review, the Consultant uses market data which includes published survey information and proxy data for a group of publicly held companies with comparable revenues in the medical device industry (i.e., “peer group”). The Consultant performed the last review in 2007.

In compiling the survey data, the Consultant reviewed published and private survey data from nationally recognized sources. The analysis matched executive positions by responsibilities. The Consultant limited the survey’s scope to those companies that most closely matched the Company’s business and revenues.

The peer group used in the 2007 benchmarking consisted of companies in the medical device industry with comparable revenues to the Company, providing a view of the industry-specific market for executive talent for which the Company competes. The peer group consisted of the following 22 companies:

Abaxis, Inc.	Immucor, Inc.
Atrion, Corp.	Iris International, Inc.
Biosite, Inc.	Medtox Scientific, Inc.
Bruker Biosciences, Corp.	Meridian Bioscience, Inc.
Caliper Life Sciences, Inc.	Merit Medical Systems, Inc.
Cepheid, Inc.	Molecular Devices, Corp.
Cholestech Corp.	New Brunswick Scientific, Co. Inc.
Foxhollow Technologies, Inc.	Quidel, Corp.
Harvard Bioscience, Inc.	Techne, Corp.
I-Flow Corp.	Tripath Imaging, Inc.
Illumina, Inc.	Ventana Medical Systems, Inc.

The Compensation Committee believes that the peer group was representative of the companies with which the Company may compete for executive talent. The peer group is reviewed periodically and may be changed by the Compensation Committee if it is believed that such revisions would better reflect the Company’s marketplace for executive talent.

The Compensation Committee does not target a specific percentile of the survey or peer group data in which to compensate Named Officers, nor does it target a certain percentage of compensation to be earned through each compensation component. While the Compensation Committee may compare the Named Officers’ compensation levels to those of other executives or employees, the Compensation Committee has not established a specific relationship for which the Named Officers’ compensation should have relative to others. In general, the Compensation Committee uses the market data to understand the range for an appropriate and competitive total compensation opportunity. In its deliberations, the Compensation Committee examines the market data, assesses Company performance, considers the observations and recommendations of its independent compensation consultant and those of the CEO for his direct reports and makes a decision with the goal of providing an appropriate total compensation package to each Named Officer.

II.	Components of Compensation

The Company provides four compensation components to Named Officers:

•	Base salary,

•	A cash annual incentive based on the achievement of specified goals and objectives,

•	Long-term incentive in the form of stock options and/or SARs, and

•	Benefits.

A. Base Salaries

The Company provides its Named Officers a base salary commensurate with their position, responsibilities and experience. The Compensation Committee has not benchmarked base salaries since 2007. At that time Named Officer base salaries were near the 75th percentile of the survey data. For 2009, the Committee considered each Named Officer’s individual performance to determine if an executive should receive a salary adjustment. The Committee decided to provide all executives with approximately equal (as a percent of salary) adjustments. The following adjustments were made on the anniversary of each executive’s start date. All adjustments were within the 2009 merit budget guidelines for all employees.

		Annual Salary		Annual Salary
		before	Percentage	after
Named Officer(1)	Effective Date	Adjustment	Increase	Adjustment

Ronald L. Rubin —	11/9/09	$311,000	3.2%	$320,952
Senior Vice President, Chief Financial Officer and Secretary
Scott I. Verner —	8/3/09	$250,800	3.2%	$258,826
Senior Vice President, Sales and Marketing
George S. Godfrey —	9/21/09	$225,000	3.2%	$232,200
Vice President, Operations
T. Gary Neel —	5/4/09	$225,000	3.2%	$232,200
Vice President, Research and Development
Gregg Johnson —	2/23/09	$217,041	3.5%	$224,637
Vice President, Consumer Healthcare
Robert Tsao —(2)	1/12/09	$216,208	3.2%	$223,127
Managing Director, Applied Sciences Corporation

(1)	Mr. Capper joined the Company on February 23, 2009 with a salary of $500,000. Mr. Damron’s annual salary of $546,000 was last adjusted on 1/1/08.

(2)	Figures for Mr. Tsao’s salary are based on the average foreign exchange Taiwan to U.S. dollar conversion rate of 33.07 for 2009.

B. Annual Incentives

On May 4, 2009, the Compensation Committee approved the Home Diagnostics, Inc. 2009 Management Bonus Program (the “Bonus Program”). Named Officers, other than Mr. Damron, were to be rewarded under the Bonus Program for achieving certain revenue goals and operating income goals adjusted to exclude stock-based compensation (“Adjusted Operating Income”). For purposes of measuring Company performance, the Compensation Committee has the discretion to adjust performance measures for unusual nonrecurring items. The Compensation Committee believes that these two measures motivate the Named Officers and plan participants to focus on expanding the Company’s business and managing profitability.

The Compensation Committee established financial targets that were in excess of the prior year’s performance, yet considered achievable at the beginning of the year. The two performance goals were weighted equally. Threshold performance was equal to 90% of the actual 2008 revenue and Adjusted Operating Income results. Target performance represented a 9.3% and a 3.3% increase in revenue and Adjusted Operating Income, respectively, versus 2008. Maximum performance represented a 15.0% and a 25.6% increase in revenue and Adjusted Operating Income respectively, versus 2008 actual numbers. The following table presents the performance goals for 2009 at threshold, target and maximum performance levels:

	Performance Levels
Performance Measure	Threshold	Target	Maximum
	($ in millions)

Revenue	$111.2	$135.1	$142.1
Adjusted Operating Income	$11.2	$12.9	$15.7

Consistent with the 2008 Bonus Program, for 2009 the Compensation Committee established a target incentive of 50% of salary for the CEO and 40% of salary for other Named Officers. Mr. Damron, who left the Company on March 31, 2009, did not participate in the 2009 Bonus Program. The target incentive opportunity has been constant since 2007 when it was set at the median of the survey data.

Under the Bonus Program, the threshold must be achieved before an incentive is paid, and the Named Officers have the opportunity to receive up to 200% of their target incentive at maximum performance. Incentive opportunities for performance between threshold and target and target and maximum are interpolated.

In December of 2009, the Committee became concerned with the impact a sale of the Company would have on the Bonus Program. In January 2010, the Committee reviewed preliminary 2009 operating results and determined that the Company’s performance would result in a Bonus of approximately 30% of Target. In order to provide certainty for the executives, the Committee decided that the 2009 Bonus Program would payout at 30% of target. Non-executive officers received a payout at 50% of target. Mr. Johnson was not an executive officer as of year end and received an incentive payout at 50% of target.

Pursuant to Mr. Capper’s employment agreement, in addition to the Bonus Program, Mr. Capper is entitled to receive an additional annual discretionary bonus of up to $250,000. For 2009 it was the Committee’s intent to base this additional bonus on increases in international sales. However, increases were not achieved to the Committee’s satisfaction and no additional annual discretionary bonus was paid.

C. Long-Term Incentives

The Compensation Committee has elected to grant options and/or SARs to the Named Officers and other key employees as the primary long-term incentive vehicle. In making this determination, the Compensation Committee considered a number of factors including: the accounting impact, the potential value of option grants versus other equity instruments, and the alignment of equity participants with stockholders.

The Company determined that grants of stock options:

•	Enhance the link between the creation of stockholder value and executive compensation;

•	Provide an opportunity for equity ownership;

•	Act as a retention tool; and

•	Provide competitive levels of total compensation.

Options granted in 2009 to the Named Officers have a seven-year term and vest over a three-year period, thirty-five percent (35%) on each of the first and second anniversary of the grant date, and thirty percent (30%) on the third anniversary of the grant date. The Compensation Committee has determined that annual stock option grants will be made to Named Officers each year at the Compensation Committee’s scheduled June meeting. The Compensation Committee may also make or recommend for Board approval grants of equity awards to Named Officers at other times during the year due to special circumstances, such as new hires or promotions. In January 2009, the Compensation Committee, anticipating the transition of Mr. Damron and the hiring of a new CEO, awarded the annual grants to the Named Officers in lieu of the scheduled June date. Mr. Damron did not receive a grant.

The Compensation Committee reviews Company performance, potential burn rates and dilution levels to create an option pool that may be awarded to option participants in the form of an annual award. The Company has a large number of unexercised options outstanding. Therefore, the number of options the Committee grants annually has been smaller than that of the peer group. This also results in option grants to Named Officers that are between the 25th percentile and the market median (based on the last benchmarking).

Pursuant to his employment agreement, on February 23, 2009, Mr. Capper was granted stock options and SARs. Mr. Capper was awarded an option to acquire 200,000 shares at an exercise price of $6.61 per shares (the closing price of the Company’s stock on the grant date). In addition, Mr. Capper was awarded a SAR representing the right to receive, upon exercise thereof, compensation, in stock, equal to the appreciation of 200,000 shares of the Company’s Common Stock. Such appreciation on each share shall equal the excess of (A) the fair market value of one share of the Company’s Common Stock on the date of exercise over (B) the base price of $6.61 (the closing price of the Company’s Common Stock on the grant date).

The Company does not reprice options, and if the Company stock price declines after the grant date, the Company does not replace options. The Company does not seek to time equity grants to take advantage of information, either positive or negative, about the Company that has not been publicly disclosed. Option grants are effective on the date the award determination is made by the Compensation Committee and the exercise price of options is the closing market price of Company Common Stock on the date of the grant or, if the grant is made on a weekend or holiday, on the prior business day. The Compensation Committee also has the discretion to set the exercise price of options higher than the closing market price of Company Common Stock on the date prior to the grant date.

D. Benefits

Named Officers are eligible to participate in the Company’s standard medical, dental, vision, disability insurance, life insurance plans and other health and welfare plans provided to other full time employees.

Retirement Benefits

The Company’s retirement savings plans help the Company’s employees prepare for retirement. The Company’s objectives with regard to retirement savings plans are to provide benefit levels that are competitive when compared to similarly sized companies within the Company’s general industry and that are designed with simple and straightforward terms to enable participants to maximize the value they receive from such plans.

All of the Company’s Named Officers are entitled to participate in the Company’s 401(k) program.

In addition to those plans available to other employees, managerial employees including the Named Officers may participate in a deferred compensation plan, which allows participants the opportunity to accumulate additional savings for retirement on a tax deferred basis. Under the deferred compensation plan, eligible employees are permitted to defer a portion of their compensation. The Compensation Committee is authorized to make discretionary contributions to the plan; however, no discretionary payments were made in 2009. The amounts under the plan are required to be paid upon termination of employment. Under the terms of the plan, a termination in connection with a change of control requires a payment of the account balance and, for the Named Officers, would accelerate any vesting of discretionary contributions to the plan.

Other Compensation

The Company reimbursed Mr. Tsao for certain Taiwan tax penalties and income tax on such reimbursement that was in part due to the Company’s error in reporting Mr. Tsao’s income. The Company has a policy of not reimbursing employees for any taxes. However, in Mr. Tsao’s case, the Company’s error contributed to Mr. Tsao becoming subject to tax penalties in Taiwan. The Committee reimbursed Mr. Tsao for penalties and income tax on the reimbursement for such penalties and related tax professional fees incurred in order to put him in the same position he would have been had the Company not made an error in the first place. The Company also reimbursed Mr. Verner for the tax gross-up related to his relocation allowance as disclosed in footnote 3 to the All Other Compensation table below.

On December 12, 2009, the Company entered into a retention agreement with Mr. Tsao. If Mr. Tsao remains employed through January 1, 2015 he will receive a retention payment of $150,000. Mr. Tsao will vest in 20% of the retention payment at the end of each year of service. However, payment of any vested amounts will not be made until the end of the five year period, unless the agreement is terminated by mutual consent of the parties prior to the expiration of the agreement.

The Company also provides Mr. Tsao and Mr. Johnson with car allowances.

Employment Agreements and Post Termination Compensation

The Company maintains employment and other compensatory agreements with each of the Named Officers to ensure they will perform their roles for an extended period of time and to protect the Company through various restrictive covenants in the event they terminate their employment with the Company. These agreements provide for severance compensation to be paid if the Named Officer’s employment is terminated under certain conditions, such as involuntary termination, termination by the Company for “cause,” death or disability, each as defined in the applicable agreement.

If the Company terminates the employment of any of the Named Officers, the Company will be obligated to pay such employees certain compensation and other benefits as described in greater detail in the Potential Payments Upon Termination or Change in Control table below. The Compensation Committee believes the payments are appropriate because upon termination these executives are bound by confidentiality, non-solicitation and non-compete provisions. This provides the Company with more flexibility to make a management change if such a change is in the best interests of the Company and its stockholders.

As part of a planned transition, Mr. Damron resigned his position as President, CEO and Director effective February 23, 2009. Mr. Damron provided transitional support to the Company through March 31, 2009. Pursuant to his employment agreement, Mr. Damron received severance equal to one year’s base salary. He elected to defer one-half of his severance into the Company’s Nonqualified Deferred Compensation plan. In addition to severance, Mr. Damron and his spouse are entitled to participation in the Company’s health insurance plan, at the Company’s expense, until the earlier of August 21, 2019, or the date on which he and his wife are eligible for Medicare benefits.

III.  Limitation on Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code denies a publicly held corporation a federal income tax deduction for the compensation of certain executive officers exceeding $1 million per year. “Performance based” compensation is not subject to the limitations on deductibility, and the Compensation Committee strives to structure compensation so as to qualify for deductibility. Currently, the Company believes all compensation is deductible. However, the Compensation Committee may authorize compensation that may not be deductible when it deems it to be in the best interest of the Company and its stockholders.

The following provides information concerning total compensation earned or paid to the Named Officers for services rendered to the Company during the most recent fiscal year.

Summary Compensation Table

					Non-Equity
				Option	Incentive Plan	All Other
		Salary	Bonus	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)(2)	($)(3)	($)

Joseph H. Capper,	2009	423,077	75,000	992,000	—	532	1,490,609
President and Chief	2008	—	—	—	—	—	—
Executive Officer (principal	2007	—	—	—	—	—	—
executive officer and director)(4)

Ronald L. Rubin,	2009	324,301	37,320	80,800	—	8,062	450,483
Senior Vice President and	2008	298,956	—	82,800	45,247	7,846	434,849
Chief Financial Officer	2007	279,684	—	113,100	8,539	8,608	409,931

Scott I. Verner,	2009	263,687	30,096	80,800	—	85,160	459,743
Senior Vice President,	2008	244,154	—	55,200	36,480	84,846	420,680
Sales and Marketing	2007	92,308	39,100	237,900	5,309	73,594	448,211

							Non-Equity
						Option	Incentive Plan	All Other
		Salary		Bonus		Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)		($)		($)(1)	($)(2)	($)(3)	($)

George S Godfrey,	2009	235,592		27,000		60,600	—	5,304	328,496
Vice President, Operations	2008	213,750		17,875		55,200	31,920	5,028	323,773
	2007	190,383		16,959		84,350	5,683	6,219	303,594

T. Gary Neel,	2009	238,362		27,000		60,600	—	4,885	330,847
Vice President, Research	2008	205,769		25,063		55,200	26,600	4,539	317,171
and Development	2007	167,782		19,898		56,550	4,992	5,506	254,728

Gregg Johnson,	2009	231,815		43,408		50,500	—	4,962	330,685
Vice President, Consumer	2008	215,423		—		55,200	31,570	7,560	309,753
Healthcare	2007	202,324		—		65,975	5,986	8,608	282,893

Robert Tsao,	2009	223,833	(5)	27,850	(6)	40,400	—	80,174	372,257
Managing Director, Applied	2008	227,664	(5)	4,833	(7)	41,400	32,881 (6)	10,560	317,338
Sciences Corporation	2007	209,435	(5)	—		37,700	6,265 (6)	13,629	267,029

J. Richard Damron, Jr.,	2009	161,700		—		—	—	641,089	802,789
President/Chief Executive	2008	545,192		—		138,000	103,740	7,620	794,552
Officer (former principal executive	2007	514,423		—		158,340	19,766	8,608	701,137
officer and director)(4)

(1)	Based on grant date fair value.

(2)	Represents payments under the Company’s Management Bonus Program.

(3)	See table below for detail concerning amounts disclosed in this column.

(4)	Mr. Capper replaced Mr. Damron as President and Chief Executive Officer of the Company on February 23, 2009.

(5)	Based on average foreign exchange Taiwan to U.S. dollar conversion rate of 33.07 for 2009, 31.56 for 2008 and 32.88 for 2007.

(6)	Based on average foreign exchange Taiwan to U.S. dollar conversion rate at date of compensation committee approval of 31.97 on January 26, 2010 (2009), 33.72 on January 28, 2009 (2008) and 33.34 on January 25, 2008 (2007).

(7)	Based on average foreign exchange Taiwan to U.S. dollar conversion rate at date of compensation committee approval of 32.41 on October 7, 2008.

All Other Compensation

					Company
		Perquisites			Contributions
		and Other			to Retirement
		Personal	Tax	Insurance	and 401(k)
		Benefits	Reimbursements	Premium	Plans	Total
Name	Year	($)	($)	($)	($)	($)

Joseph H. Capper(1)	2009	—	—	532	—	532
	2008	—	—	—	—	—
	2007	—	—	—	—	—
Ronald L. Rubin	2009	—	—	712	7,350	8,062
	2008	—	—	720	7,126	7,846
	2007	—	—	858	7,750	8,608

					Company
		Perquisites			Contributions
		and Other			to Retirement
		Personal	Tax	Insurance	and 401(k)
		Benefits	Reimbursements	Premium	Plans	Total
Name	Year	($)	($)	($)	($)	($)

Scott I. Verner	2009	55,700(3)	28,169(3)	712	579	85,160
	2008	52,000(3)	26,169(3)	720	5,957	84,846
	2007	46,715(3)	25,486(3)	286	1,107	73,594
George S. Godfrey	2009	—	—	712	4,592	5,304
	2008	—	—	720	4,308	5,028
	2007	—	—	858	5,361	6,219

					Company
		Perquisites			Contributions
		and Other			to Retirement
		Personal	Tax	Insurance	and 401(k)
		Benefits	Reimbursements	Premium	Plans	Total
Name	Year	($)	($)	($)	($)	($)

T. Gary Neel	2009	—	—	712	4,173	4,885
	2008	—	—	720	3,819	4,539
	2007	—	—	857	4,649	5,506
Gregg Johnson	2009	—	—	712	4,250	4,962
	2008	—	—	720	6,840	7,560
	2007	—	—	858	7,750	8,608
Robert Tsao	2009	53,395(4)	26,779(5)	—	—	80,174
	2008	10,560(6)	—	—	—	10,560
	2007	13,629(6)	—	—	—	13,629
J. Richard Damron, Jr.(1)	2009	634,017(2)	—	180	6,892	641,089
	2008	—	—	720	6,900	7,620
	2007	—	—	858	7,750	8,608

(1)	Mr. Capper replaced Mr. Damron as President and Chief Executive Officer of the Company on February 23, 2009.
(2)	Severance	$546,000
	Payout of accrued vacation upon termination	78,750
	Post termination healthcare benefits	9,267

		$634,017

(3)	Relocation allowances and related tax gross-up.
(4)	Reimbursement of tax penalties	$40,168
	Reimbursement of professional fees	3,604
	Auto allowance	9,623

		$53,395

(5)	Tax gross up for reimbursement of tax penalties.
(6)	Auto allowance.

Plan-Based Awards Granted in Last Fiscal Year

The following table provides information relating to plan-based awards granted to the Named Officers during the fiscal year ended December 31, 2009.

2009 Grants of Plan-Based Awards

							All Other
							Option Awards:		Grant Date
							Number of		Fair Value
				Estimated Possible Payouts			Securities	Exercise or Base	of Stock
			Board	Under Non-Equity Incentive Plan Awards			Underlying	Price of Option	and Option
		Grant	Approval	Threshold	Target	Maximum	Options	Awards	Awards
Name		Date	Date	($)	($)	($)	(#)	($/Sh)	($)

Joseph H. Capper(1)	Stock Option Grant	2/23/09	2/23/09	—	—	—	200,000	6.61	496,000
	SAR	2/23/09	2/23/09	—	—	—	200,000	6.61	496,000
	Bonus Award	5/4/09	5/4/09	—	250,000	500,000	—	—	—
Ronald L. Rubin	Stock Option Grant	1/5/09	1/5/09	—	—	—	40,000	5.73	80,800
	Bonus Award	5/4/09	5/4/09	—	124,400	248,800	—	—	—
Scott I. Verner	Stock Option Grant	1/5/09	1/5/09	—	—	—	40,000	5.73	80,800
	Bonus Award	5/4/09	5/4/09	—	100,320	200,640	—	—	—
George S. Godfrey	Stock Option Grant	1/5/09	1/5/09	—	—	—	30,000	5.73	60,600
	Bonus Award	5/4/09	5/4/09	—	90,000	180,000	—	—	—
T. Gary Neel	Stock Option Grant	1/5/09	1/5/09	—	—	—	30,000	5.73	60,600
	Bonus Award	5/4/09	5/4/09	—	90,000	180,000	—	—	—

							All Other
							Option Awards:		Grant Date
							Number of		Fair Value
				Estimated Possible Payouts			Securities	Exercise or Base	of Stock
			Board	Under Non-Equity Incentive Plan Awards			Underlying	Price of Option	and Option
		Grant	Approval	Threshold	Target	Maximum	Options	Awards	Awards
Name		Date	Date	($)	($)	($)	(#)	($/Sh)	($)

Gregg Johnson	Stock Option Grant	1/5/09	1/5/09	—	—	—	25,000	5.73	50,500
	Bonus Award	5/4/09	5/4/09	—	86,816	173,633	—	—	—
Robert Tsao	Stock Option Grant	1/5/09	1/5/09	—	—	—	20,000	5.73	40,400
	Bonus Award	5/4/09	5/4/09	—	92,835	185,670	—	—	—
J. Richard Damron, Jr.(1)	Stock Option Grant			—	—	—	—	—	—
	Bonus Award			—	—	—	—	—	—

(1)	Mr. Capper replaced Mr. Damron as President and Chief Executive Officer of the Company on February 23, 2009.

Outstanding Equity Awards

The following table provides information relating to outstanding equity awards granted to the Named Officers as of December 31, 2009.

Outstanding Equity Awards at December 31, 2009

	Option/SAR Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option
		Options	Options/SARs	Exercise	Option
		(#)	(#)	Price	Expiration
Name	Grant Date	Exercisable	Unexercisable(1)	($)	Date

Joseph H. Capper(2)	2/23/09	0	200,000	6.61	2/23/16
	2/23/09	0	200,000	6.61	2/23/16
Ronald L. Rubin	1/5/09	0	40,000	5.73	1/5/16
	6/2/08	10,500	19,500	7.88	6/2/15
	6/5/07	21,000	9,000	11.20	6/5/14
	9/26/06	20,000	0	12.00	9/26/16
	3/7/06	65,520	0	9.51	3/7/16
Scott I. Verner	1/5/09	0	40,000	5.73	1/5/16
	6/2/08	7,000	13,000	7.88	6/2/15
	8/7/07	45,500	19,500	11.07	8/7/14
George S. Godfrey	1/5/09	0	30,000	5.73	1/5/16
	6/2/08	7,000	13,000	7.88	6/2/15
	11/6/07	7,000	3,000	8.72	11/6/14
	6/5/07	10,500	4,500	11.20	6/5/14
	9/26/06	10,000	0	12.00	9/26/16
	4/1/05	9,360	0	3.85	4/1/15
	5/1/04	9,360	0	3.85	5/1/14
	12/10/03	10,530	0	3.63	12/10/13
	12/10/02	9,360	0	3.42	12/10/12

	Option/SAR Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option
		Options	Options/SARs	Exercise	Option
		(#)	(#)	Price	Expiration
Name	Grant Date	Exercisable	Unexercisable(1)	($)	Date

T. Gary Neel	1/5/09	0	30,000	5.73	1/5/16
	6/2/08	7,000	13,000	7.88	6/2/15
	6/5/07	10,500	4,500	11.20	6/5/14
	9/26/06	10,000	0	12.00	9/26/16
	4/5/06	11,700	0	11.50	4/5/16
	4/1/05	4,680	0	3.85	4/1/15
	5/1/04	4,680	0	3.85	5/1/14
	12/10/03	4,680	0	3.63	12/10/13
	12/10/02	3,080	0	3.42	12/10/12
Gregg Johnson	1/5/09	0	25,000	5.73	1/5/16
	6/2/08	7,000	13,000	7.88	6/2/15
	6/5/07	12,250	5,250	11.20	6/5/14
	9/26/06	10,000	0	12.00	9/26/16
	4/1/05	9,360	0	3.85	4/1/15
	5/1/04	9,360	0	3.85	5/1/14
	12/10/03	11,700	0	3.63	12/10/13
	12/10/02	11,700	0	3.42	12/10/12
Robert Tsao	1/5/09	0	20,000	5.73	1/5/16
	6/2/08	5,250	9,750	7.88	6/2/15
	6/5/07	7,000	3,000	11.20	6/5/14
	9/26/06	10,000	0	12.00	9/26/16
	4/1/05	5,850	0	3.85	4/1/15
	12/10/03	9,360	0	3.63	12/10/13
	12/10/02	9,360	0	3.42	12/10/12
	8/16/01	37,440	0	2.99	8/16/11
J. Richard Damron, Jr.(2)	6/5/07	14,700	0	11.20	6/5/14
	9/26/06	21,000	0	12.00	9/26/16
	4/1/05	44,201	0	3.85	4/1/15
	5/1/04	43,031	0	3.85	5/1/14
	12/10/03	49,140	0	3.63	12/10/13
	12/10/02	35,978	0	3.42	12/10/12
	1/1/02	49,140	0	2.99	1/1/12
	12/13/01	46,800	0	2.99	12/13/11
	8/16/01	63,516	0	2.99	8/16/11

(1)	Mr. Capper’s stock options vest as follows: 40,000 each on February 23 of 2010, 2011, 2012, 2013 and 2014. Mr. Capper’s SARs vest as follows: 40,000 each on February 23 of 2010, 2011, 2012, 2013 and 2014. Mr. Rubin’s stock options vest as follows: 14,000 on January 5, 2010; 14,000 on January 5, 2011; 12,000 on January 5, 2012; 10,500 on June 2, 2010; 9,000 on June 2, 2011; and 9,000 on June 5, 2010. Mr. Verner’s stock options vest as follows: 14,000 on January 5, 2010; 14,000 on January 5, 2011; 12,000 on January 5, 2012; 7,000 on June 2, 2010; 6,000 on June 2, 2011; and 19,500 on August 7, 2010. Mr. Godfrey’s stock options vest as follows: 10,500 on January 5, 2010; 10,500 on January 5, 2011; 9,000 on January 5, 2012; 7,000 on June 2, 2010; 6,000 on June 2, 2011; 3,000 on November 6, 2010; and 4,500 on June 5, 2010. Mr. Neel’s stock options vest as follows: 10,500 on January 5, 2010; 10,500 on January 5, 2011; 9,000 on January 5, 2012; 7,000 on June 2, 2010; 6,000 on June 2, 2011; and 4,500 on June 5, 2010. Mr. Johnson’s stock options vest as follows: 8,750 on January 5, 2010; 8,750 on January 5, 2011; 7,500 on January 5, 2012; 7,000 on June 2, 2010; 6,000 on June 2, 2011; and 5,250 on June 5, 2010. Mr. Tsao’s stock options vest as follows: 7,000 on January 5, 2010; 7,000 on January 5, 2011; 6,000 on January 5, 2012; 5,250 on June 2, 2010; 4,500 on June 2, 2011; and 3,000 on June 5, 2010. Mr. Damron’s unexercisable stock options were forfeited in accordance with applicable stock option agreements, as a result of his separation from the Company on March 31, 2009.

(2)	Mr. Capper replaced Mr. Damron as President and Chief Executive Officer of the Company on February 23, 2009.

Option Exercises and Stock Vested Information

The following table provides information relating to option exercises by the Named Officers during 2009.

Option Exercises During 2009

	Option Awards
	Number of
	Shares Acquired	Value Realized
	on Exercise	on Exercise
Name	(#)	($)

Joseph H. Capper	—	—
Ronald L. Rubin	—	—
Scott I. Verner	—	—
George S. Godfrey	29,250	99,407
T. Gary Neel	—	—
Gregg Johnson	10,700	36,606
Robert Tsao	56,160	174,242
J. Richard Damron, Jr.	151,144	357,913

2009 Nonqualified Deferred Executive Compensation

Aggregate
	Executive	Registrant	Aggregate	Aggregate	Balance at
	Contributions in	Contributions in	Earnings in Last	Withdrawals /	Last Fiscal
	Last Fiscal Year	Last Fiscal Year	Fiscal Year	Distributions	Year-End
Name	($)(1)	($)	($)(1)	($)	($)

Joseph H. Capper(2)	—	—	—	—	—
Ronald L. Rubin	11,312	—	9,665	—	34,459 (4)
George S. Godfrey	—	—	6,612	—	25,858
Scott I. Verner	—	—	—	—	—
T. Gary Neel	—	—	—	—	—
Gregg Johnson	—	—	—	—	—
Robert Tsao	—	—	—	—	—
J. Richard Damron, Jr.(2)	273,000	—	747	—	358,718 (3)

(1)	Except for amounts reported for Mr. Damron, none of the amounts reported under this column are reported as compensation during the fiscal year ended December 31, 2009 in the Summary Compensation Table set forth above.

(2)	Mr. Capper replaced Mr. Damron as President and Chief Executive Officer of the Company on February 23, 2009.

(3)	$273,000 of this amount was reported as compensation to Mr. Damron during the fiscal year ended December 31, 2009 and $18,445 of this amount was previously reported as compensation to Mr. Damron during the fiscal year ended December 31, 2007 in the Summary Compensation Table set forth above.

(4)	$11,312 of this amount was previously reported as compensation to Mr. Rubin during the fiscal year ended December 31, 2008 and $2,135 of this amount was previously reported as compensation to Mr. Rubin during the fiscal year ended December 31, 2007 in the Summary Compensation Table set forth above.

Potential Payments Upon Termination or Change in Control

Employment Agreement with Joseph H. Capper

On February 23, 2009, the Company entered into a definitive employment agreement (the “Employment Agreement”) with Joseph H. Capper under which Mr. Capper serves as the Company’s President and Chief Executive Officer. Mr. Capper’s Employment Agreement provides for a term commencing on the effective date and expiring on December 31, 2013. Under the terms of the Employment Agreement, in his capacity as President and Chief Executive Officer of the Company he will devote all of his business time, attention and energies to the performance of his duties, to the business and affairs of the Company, and to promoting the best interests of the Company. Mr. Capper will be paid an annual base salary of $500,000, subject to annual increase at the discretion of the Board. Mr. Capper is eligible to receive an annual discretionary bonus of up to 50% of his base salary. In addition, each year during the term of the Employment Agreement, Mr. Capper is eligible to receive a separate annual special bonus payment of up to $250,000. The objectives for such special bonus shall be set annually by the Board of Directors, in its sole and absolute discretion. The 2009 Special Bonus objective was based on certain increases in the Company’s international net sales, as calculated and reported by the Company in accordance with United States Generally Accepted Accounting Principles, consistently applied. The objectives for such bonus, including but not limited to sales and/or earnings targets and amounts Mr. Capper may be eligible to receive under this Plan, are subject to change annually, as determined at the discretion of the Company’s Board.

The Employment Agreement provides for the award of non-qualified stock options to purchase a total of 300,000 shares of the Company’s Common Stock. The foregoing grant is to be awarded in two branches, 200,000 shares at an exercise price equal to $6.61 per share (the closing price of the Company’s Common Stock on the effective date of the Employment Agreement) and 100,000 shares to be granted at a price equal to the closing price of the Company’s Common Stock on the date of the Company’s 2010 annual meeting. These options expire on the seventh anniversary of the grant date and vest equally over a five-year period. In addition, Mr. Capper was awarded Stock Appreciation Rights for the right to receive, upon exercise thereof, compensation, in stock, equal to the appreciation on 200,000 shares of the Company’s Common Stock. Such appreciation on each share shall equal the excess of (A) the fair market value of one share of the Company’s Common Stock on the date of exercise over (B) the base price of $6.61 (the closing price of the Company’s Common Stock on the effective date of the Employment Agreement).

The Employment Agreement may be terminated in the event of Mr. Capper’s death or disability (as defined in the Employment Agreement) during the term. If Mr. Capper dies or becomes disabled, then the Company will pay Mr. Capper (i) his base salary through the date of such termination of employment and (ii) any annual bonus prorated through the date of termination. If Mr. Capper terminates his employment at any time during the term, for a reason other than “Good Reason,” or is terminated by the Company for “Cause” (as such terms are defined in the Employment Agreement), he will only be entitled to payment of his base salary through the date of termination. If the Company terminates Mr. Capper’s employment without Cause or if he resigns from his position for Good Reason, then the Company will pay (i) his base salary through the date of termination; (ii) an amount equal to twelve (12) months’ base salary at the rate in effect at the time of such termination; and (iii) the amount of any bonus prorated through the date of termination.

On February 2, 2010, the Company entered into a letter agreement (the “Capper Letter Agreement”) with Mr. Capper, amending the terms of the Employment Agreement. The amendments to the Employment Agreement set forth in the Capper Letter Agreement will become effective immediately prior to the acceptance for payment by Purchaser of shares pursuant to the Offer (such date hereinafter referred to as the “Effective Date”) and the Capper Letter Agreement will terminate upon termination of the Merger Agreement. The Capper Letter Agreement provides, among other things, that (i) Mr. Capper’s employment will terminate one (1) year from the Effective Date, (ii) during his term of employment he will receive an annual base salary of $500,000, (iii) within five (5) business days after the Effective Date, Mr. Capper will receive a payment from the Company of $250,000 in cash, (iv) within five (5) business days after the first anniversary of the Effective Date, if Mr. Capper continues to serve as an active full-time employee of the Company until such first anniversary date or if his employment is terminated prior to such first anniversary date either by the Company without “cause” or by Mr. Capper for “good reason”, Mr. Capper will receive another $250,000 cash payment from the Company, and (v) Mr. Capper will not be entitled to any bonus compensation or severance upon termination of employment other than as described above or any equity compensation awards by the Company or Parent.

Payments to J. Richard Damron, Jr.

The Company entered into an employment agreement with J. Richard Damron, Jr., its President and Chief Executive Officer, as of January 1, 2006. Mr. Damron’s employment agreement expired on December 31, 2008, and provided for an annual base salary of $500,000, which may be increased by the Board of Directors from time to time. Mr. Damron was also entitled to an annual bonus, at the discretion of the Board of Directors, of up to 50% of his base salary. Under his employment agreement, Mr. Damron received a bonus of $250,000 upon the closing of the IPO in 2006, and would have been entitled to an additional $250,000 bonus if at least 80% of the capital stock of the Company had been sold by the Company’s stockholders during the term of the agreement in any one or series of related transactions.

In the event that Mr. Damron’s employment agreement was terminated by the Company for “cause”, he would have been be entitled to receive, after such termination, all unpaid compensation earned and payable under his employment agreement through the date of termination.

In the event that Mr. Damron’s employment agreement was terminated by the Company without “cause” or by Mr. Damron upon the occurrence of a “just cause event”, Mr. Damron would have been entitled to continue to receive, after such termination, the greater of (A) one year of his then current base salary or (B) all salary that would otherwise have been otherwise due to him under the employment agreement from the date of termination, either, at the option of the Company, as a lump sum or bi-weekly in the same manner and at the same time as if he had not been terminated.

In July 2008, the Company, by way of letter agreement, extended the terms of each nonqualified stock option granted to Mr. Damron. The letter agreement provides that any option (or portion thereof) that vested prior to the date in which his employment is terminated (other than any termination for “cause”) shall remain exercisable until the end of the applicable exercise period.

On November 6, 2008, the Company entered into a new employment agreement with Mr. Damron, which replaced and superseded the employment agreement dated January 1, 2006. The new employment agreement provided for the transition of Mr. Damron’s duties to a new Chief Executive Officer. The agreement terminated on June 30, 2009. Mr. Damron’s base salary of $546,000 per annum continued under the new agreement as well has his current benefits. He was entitled to a bonus under the Company’s 2008 Management Bonus Program. Upon termination of his employment, Mr. Damron was entitled to a severance payment of one year’s base salary, or $546,000. As under his prior employment agreement, Mr. Damron and his spouse will be entitled to continue to participate in the Company’s health insurance plan, at the Company’s expense, until the earlier of August 21, 2019, or the date on which they are eligible for Medicare benefits. The new agreement contains restrictive covenants, such as non-competition and confidentiality provisions, substantially identical to those in Mr. Damron’s prior agreement. Mr. Damron resigned his positions as President, Chief Executive Officer and director on February 23, 2009 and provided transitional services until March 31, 2009. Accordingly, Mr. Damron was paid pursuant to the terms of the November 6, 2008 employment agreement.

Payments to Other Named Officers

Pursuant to a letter agreement dated December 20, 2006 between Ronald L. Rubin and the Company, in the event that (i) Mr. Rubin’s employment is terminated by the Company at any time without “cause” or (ii) during the 12-month period after a “change of control” of the Company, Mr. Rubin’s employment is terminated by the Company or any successor entity without “cause,” or he is reassigned within the first three (3) years following a change of control with the Company or any successor entity to an office 25 miles or more from Mr. Rubin’s current office location, then he will be entitled to receive: (i) six months salary continuation at his highest base salary during the past 12 months; (ii) health benefits for him and his family during the salary continuation period; and (iii) accelerated vesting of all outstanding stock options.

If Mr. Rubin becomes employed full-time with equivalent benefits following termination, all of the above-described income continuation and medical benefits will cease. However, if the new salary is less than his most recent salary at the Company, the Company will pay the difference between salaries through the end of the six-month salary continuation period. Under the letter agreement, “change of control” means (i) any ‘person’ (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the ‘beneficial owner’ (as defined in Rule 13(d) under the Exchange Act, directly or indirectly, of securities representing fifty percent (50%) or more of the combined voting power of the then outstanding securities, (ii) a merger, consolidation, share exchange, business combination, joint venture or similar transactions, as a result of which the stockholders of the Company prior to such transaction hold less than fifty percent (50%) of the combined voting power of the then outstanding securities after giving effect to such transaction, (iii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of Company, or (iv) where the Company has filed a Current Report on Form 8-K reporting under current Item 5.01 (or other Item if subsequently renumbered or subsequent Item) that a change of control of the Company has occurred; and “cause” means (1) the indictment of, or the bringing of formal charges against Mr. Rubin by a governmental authority for charges involving fraud, embezzlement, dishonesty, violence or moral turpitude; (2) his commission of any criminal act; (3) willful misconduct, gross negligence, gross malfeasance, gross misfeasance, or gross misconduct by him in the performance of his job; (4) actions by him which cause the Company’s reputation or image to materially suffer; (5) a breach by him of his confidentiality and non-competition agreement; and (6) other events or matters relating to his job performance or conduct that would ordinarily cause an employer to seriously consider the termination of an employee’s employment.

The Company has entered into certain letter of agreements with Messrs. Verner, Godfrey, Neel and Johnson. The terms and provisions of such agreement are substantially the same as Mr. Rubin’s agreement (as described above).

The Company intends to enter into letter agreements (each, an “IPA Letter Agreement”) with each of Messrs. Rubin, Verner, Godfrey, Neel and Johnson (the “Executives”) amending the terms of the above described agreements between the Company the Executives. The IPA Letter Agreements will become effective immediately prior to the acceptance for payment by Purchaser of shares pursuant to the Offer and will terminate upon termination of the Merger Agreement. Each IPA Letter Agreement provides, among other things, that (i) the Executive will be entitled to receive a payment from the Company of $25,000 in cash within five (5) business days after the Effective Date if the Executive continues to serve as an active full-time employee of the Company until such first anniversary date, and (ii) if the Company at any time terminates the Executive’s employment without cause, then in lieu of the six months of salary continuation provided in his income protection agreement, he will be entitled to a lump sum cash payment equal to six months’ salary as well as continuation of health benefits for six months following such termination.

Closing Bonus Awards to Certain Officers

On February 2, 2010, to compensate the below-named officers of the Company for the additional services provided by such officers in connection with the due diligence process relating to the Offer and Merger and to provide certain incentives to such officers of the Company to continue to facilitate the transactions contemplated by the Merger Agreement, the Board, upon the recommendation of the Compensation Committee of the Board, approved the following closing bonuses to the below-named officers of the Company, which closing bonuses will be paid by the Company effective and conditioned upon the consummation of the Merger or any Superior Acquisition Proposal (as defined in the Merger Agreement), as the case may be:

Name	Closing Bonus

Joseph H. Capper	$489,000
Ronald L. Rubin	$438,408
Peter F. Ferola	$350,000
Scott I. Verner	$280,100
T. Gary Neel	$250,000
Lynne Brown	$250,000
George S. Godfrey	$100,000

The amounts set forth in the table below are estimates of the amounts payable to each of Messrs. Capper, Rubin, Verner, Godfrey, Neel, Johnson, Tsao and Damron if their employment with the Company is terminated, other than for cause, following a change in control.

Potential Payments Upon Termination or Change in Control

						Termination
	Executive			Involuntary		Following
	Benefits and	Voluntary		Not for Cause	For Cause	Change of
Name of	Payments upon	Termination	Retirement	Termination	Termination	Control(1)	Disability	Death
Executive Officer	Termination	($)	($)	($)	($)	($)	($)	($)

Joseph H. Capper(2)	Severance — Cash	—	—	500,000	—	500,000	—	—
	Vesting of Stock Options(3)	—	—	—	—	—	—	—
	Benefits and Perquisites	—	—	—	—	—	—	—

	Total	—	—	500,000	—	500,000	—	—

Ronald L. Rubin	Severance — Cash	—	—	160,476	—	160,476	—	—
	Vesting of Stock Options(3)	—	—	14,800	—	14,800	—	—
	Benefits and Perquisites	—	—	8,003	—	8,003	—	—

	Total	—	—	183,279	—	183,279	—	—

Scott I. Verner	Severance — Cash	—	—	129,413	—	129,413	—	—
	Vesting of Stock Options(3)	—	—	14,800	—	14,800	—	—
	Benefits and Perquisites	—	—	8,003	—	8,003	—	—

	Total	—	—	152,216	—	152,216	—	—

George S. Godfrey	Severance — Cash	—	—	116,100	—	116,100	—	—
	Vesting of Stock Options(3)	—	—	11,100	—	11,100	—	—
	Benefits and Perquisites	—	—	8,003	—	8,003	—	—

	Total	—	—	135,203	—	135,203	—	—

T. Gary Neel	Severance — Cash	—	—	116,100	—	116,100	—	—
	Vesting of Stock Options(3)	—	—	11,100	—	11,100	—	—
	Benefits and Perquisites	—	—	8,003	—	8,003	—	—

	Total	—	—	135,203	—	135,203	—	—

Gregg Johnson	Severance — Cash	—	—	112,319	—	112,319	—	—
	Vesting of Stock Options(3)	—	—	9,250	—	9,250	—	—
	Benefits and Perquisites	—	—	8,856	—	8,856	—	—

	Total	—	—	130,425	—	130,425	—	—

Robert Tsao	Severance — Cash	—	—	—	—	—	—	—
	Vesting of Stock Options(3)	—	—	—	—	7,400	—	—
	Benefits and Perquisites	—	—	—	—	—	—	—

	Total	—	—	—	—	7,400	—	—

J. Richard Damron, Jr.(2)	Severance — Cash	—	—	—	—	—	—	—
	Vesting of Stock Options	—	—	—	—	—	—	—
	Benefits and Perquisites	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—

(1)	Excludes closing bonus awards previously described under the heading Closing Bonus Awards to Certain Officers.

(2)	Mr. Capper replaced Mr. Damron as President and Chief Executive Officer of the Company on February 23, 2009.

(3)	Assumes change in control occurred as of December 31, 2009 based on the Company’s closing stock price of $6.10. Based on the Tender Offer of $11.50 per share, amounts are as follows:

Mr. Capper	$1,956,000
Mr. Rubin	$304,090
Mr. Verner	$286,245
Mr. Godfrey	$229,850
Mr. Neel	$221,510
Mr. Johnson	$192,885
Mr. Tsao	$151,595

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is, or has been, an officer or employee of the Company. None of the Company’s executive officers currently serves on the compensation committee of any other company or board of directors of any other company of which any member of the Compensation Committee is an executive officer.

TRANSACTIONS WITH RELATED PERSONS

The following discussion identifies the Company’s material related person transactions during 2009 in which any of the Company’s directors or executive officers, any person known to the Company to own of record or beneficially over 5% of the Company’s Common Stock, or any member of the immediate family of any such persons had, or has, a direct or indirect material interest.

In April 2007, the Board approved a written policy with respect to transactions between the Company or its subsidiaries and its directors, executive officers, shareholders owning in excess of 5% of the Company’s Common Stock, and their immediate family members and affiliates involving more than $10,000, other than (i) the payment of any compensation by the Company to an executive officer or director of the Company for service to the Company in such capacity that has been approved by the Compensation Committee and (ii) any transaction, arrangement or relationship that has been disclosed in any filing by the Company with the SEC prior to the date of the adoption of the policy. This policy requires approval by the Audit Committee of such transactions or, where advance approval is not feasible, ratification of such transactions by the Audit Committee as soon as practicable. In reviewing such transactions, the Audit Committee will consider all of the relevant facts and circumstances, including (if applicable) but not limited to, the benefits to the Company, the availability of other sources for comparable products or services, the terms of the transaction, and the terms available to unrelated third parties or to employees generally. The Audit Committee will approve or ratify only those transactions with related persons that it determines to be in, or not inconsistent with, the best interests of the Company and its stockholders.

Other related party transactions and arrangements

Donald P. Parson, Vice Chairman of the Board of the Company, is of counsel to the law firm of Satterlee Stephens Burke & Burke LLP, which acts as legal counsel to the Company. During the years ended December 31, 2007, 2008 and 2009 the Company paid legal fees to this firm of $0.5 million, $0.3 million and $0.1 million, respectively.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL HOLDERS

The following table sets forth information regarding beneficial ownership of the Company’s Common Stock as of February 9, 2010 by (a) each person known to the Company to beneficially own more than 5% of the outstanding shares of the Common Stock of the Company, (b) each director of the Company, (c) the Company’s Chief Executive Officer and each other Named Officer and (d) all directors and executive officers of the Company as a group. The information in this table is based solely on statements in filings with the SEC or other reliable information. Unless otherwise indicated, each of these stockholders has sole voting and investment power with respect to the shares beneficially owned.

As of February 9, 2010, there were 16,999,004 shares of the Company’s Common Stock issued and outstanding. The number of shares and the percentage of class beneficially owned by the persons named in the table and by all executive officers and directors of the Company as a group is presented in accordance with Rule 13d-3 of the Exchange Act and includes, in addition to shares actually issued and outstanding, unissued shares that are subject to issuance upon exercise of options, SARs and/or warrants within 60 days of such date.

	Amount and Nature of
Officers, Directors and Principal Stockholders	Beneficial Ownership(1)	Percent Owned

Nipro Corporation	2,606,691(2)	15.3%
George H. Holley	2,590,732(3)	14.8%
Judy Salem	2,201,386(4)	13.0%
Royce & Associates LLC	2,150,784(5)	12.7%
Donald P. Parson	949,159(6)	5.4%
G. Douglas Lindgren	56,000(7)	*
Richard A. Upton	29,000(8)	*
Tom Watlington	19,500(9)	*
Joseph H. Capper	80,000(10)	*
Ronald L. Rubin	135,020(11)	*
Scott I. Verner	67,500(12)	*
George S. Godfrey	130,260(13)	*
T. Gary Neel	69,820(14)	*
Peter F. Ferola	1,750(15)	*
Lynne Brown	55,041(16)	*
All executive officers and directors as a group (12 persons)	4,183,782(17)	22.6%

*	Less than 1%.

(1)	The persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them subject to community property laws where applicable and the information contained in this table and these notes.

(2)	This information is based solely on Schedule 13D filed with the SEC on February 5, 2010 by Parent. Parent reported shared voting power over 2,606,691 shares, shared dispositive power over 2,606,691 shares and no sole voting or dispositive power. The address of Parent is 3-9-3 Honjo-nishi, Kita-ku, Osaka 531-8510, Japan.

(3)	Includes 534,400 shares issuable pursuant to options to purchase Common Stock exercisable within 60 days of February 9, 2010. Does not include 24,000 shares issuable pursuant to options to purchase Common Stock not exercisable until after such date. Mr. Holley’s business address is 2400 NW 55th Court, Fort Lauderdale, Florida 33309. Mr. Holley shares with Parent voting and dispositive power over all 2,590,732 shares set forth opposite his name in the table above pursuant to the terms of the Stockholder Agreement dated as of February 2, 2010, between Mr. Holley and Parent.

(4)	The address of the reporting person is 437 Tee Shot Drive, Oxford, CT 06478.

(5)	This information is based solely on Amendment No. 3 to Schedule 13G/A filed with the SEC on January 25, 2010 by Royce & Associates. LLC (“Royce”). Royce reported sole voting power over 2,150,784 shares, sole dispositive power over 2,150,784 shares and no shared voting or dispositive power. The address of the reporting person is 745 Fifth Avenue, New York, NY 10151.

(6)	Includes 425,800 shares issuable pursuant to options to purchase Common Stock exercisable within 60 days of February 9, 2010. Does not include 39,000 shares issuable pursuant to options to purchase Common Stock not exercisable until after such date. Also includes 14,625 shares owned by Alberta Parson, Mr. Parson’s wife, and 2,925 shares owned by Alberta Parson as custodian for Emma Parson, Mr. Parson’s daughter, in each case, with respect to which Mr. Parson shares voting and dispositive power. Mr. Parson’s business address is 230 Park Avenue, New York, New York 10169. Mr. Parson shares with Parent voting and dispositive power over all 949,159 shares set forth opposite his name in the table above pursuant to the terms of the Stockholder Agreement dated as of February 2, 2010, between Mr. Parson and Parent.

(7)	Includes 27,000 shares owned jointly with Mr. Lindgren’s wife, as to which Mr. Lindgren shares voting and dispositive power with his wife. Includes 29,000 shares issuable pursuant to options to purchase Common Stock exercisable within 60 days of February 9, 2010. Does not include 38,000 shares issuable pursuant to options to purchase Common Stock not exercisable until after such period. Mr. Lindgren shares with Parent voting and dispositive power over all 56,000 shares set forth opposite his name in the table above pursuant to the terms of the Stockholder Agreement dated as of February 2, 2010, between Mr. Lindgren and Parent.

(8)	Includes 29,000 shares issuable pursuant to options to purchase Common Stock exercisable within 60 days of February 9, 2010. Does not include 38,000 shares issuable pursuant to options to purchase Common Stock not exercisable until after such period. Mr. Upton shares with Parent voting and dispositive power over all 29,000 shares set forth opposite his name in the table above pursuant to the terms of the Stockholder Agreement dated as of February 2, 2010, between Mr. Upton and Parent.

(9)	Includes 19,500 shares issuable pursuant to options to purchase Common Stock exercisable within 60 days of February 9, 2010. Does not include 39,000 shares issuable pursuant to options to purchase Common Stock no exercisable until after such period. Mr. Watlington shares with Parent voting and dispositive power over all 19,500 shares set forth opposite his name in the table above pursuant to the terms of the Stockholder Agreement dated as of February 2, 2010, between Mr. Watlington and Parent.

(10)	Does not include 160,000 shares issuable pursuant to options to purchase Common Stock not exercisable within 60 days of February 9, 2010. Also does not include 160,000 shares issuable pursuant to Common Stock appreciation rights not exercisable within 60 days of

February 9, 2010. Mr. Capper shares with Parent voting and dispositive power over all 80,000 shares set forth opposite his name in the table above pursuant to the terms of the Stockholder Agreement dated as of February 2, 2010, between Mr. Capper and Parent.

(11)	Includes 131,020 shares issuable pursuant to options to purchase Common Stock exercisable within 60 days of February 9, 2010. Does not include 54,500 shares issuable pursuant to options to purchase Common Stock not exercisable until after such period.

(12)	Includes 66,500 shares issuable pursuant to options to purchase Common Stock exercisable within 60 days of February 9, 2010. Does not include 58,500 shares issuable pursuant to options to purchase Common Stock not exercisable until after such period.

(13)	Includes 83,610 shares issuable pursuant to options to purchase Common Stock exercisable within 60 days of February 9, 2010. Does not include 40,000 shares issuable pursuant to options to purchase Common Stock not exercisable until after such period. Also includes 12,000 shares owned by Mr. Godfrey’s children with respect to which Mr. Godfrey shares voting and dispositive power.

(14)	Includes 66,820 shares issuable pursuant to options to purchase Common Stock exercisable within 60 days of February 9, 2010. Does not include 37,000 shares issuable pursuant to options to purchase Common Stock not exercisable until after such period.

(15)	Includes 1,750 shares issuable pursuant to options to purchase Common Stock exercisable within 60 days of February 9, 2010. Does not include 3,250 shares issuable pursuant to options to purchase Common Stock not exercisable until after such period.

(16)	Includes 34,215 shares issuable pursuant to options to purchase Common Stock exercisable within 60 days of February 9, 2010. Does not include 24,200 shares issuable pursuant to options to purchase Common Stock not exercisable until after such period.

(17)	Includes 1,421,615 shares issuable pursuant to options to purchase Common Stock and Common Stock appreciation rights exercisable within 60 days of February 9, 2010. Does not include 555,450 shares issuable pursuant to options to purchase Common Stock and 160,000 shares issuable pursuant to Common Stock appreciation rights not exercisable until after such period.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Securities Exchange Act of 1934 and SEC Rules, the Company’s directors, executive officers and beneficial owners of more than 10% of the Company’s Common Stock are required to file periodic reports of their initial ownership, and changes in that ownership, with the SEC. Reporting persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).

Based solely on its review of copies of such reports received by the Company and written representations of such reporting persons, the Company believes that during fiscal year 2009, all of its directors, executive officers and all holders of more than 10% of its Common Stock complied with such SEC filing requirements.